                           OFFER TO PURCHASE FOR CASH
                 ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                               MAXTOR CORPORATION
                                       AT

                              $6.70 NET PER SHARE
                                       BY

                           HYUNDAI ACQUISITION, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                          HYUNDAI ELECTRONICS AMERICA

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON THURSDAY, DECEMBER 7, 1995, UNLESS THE OFFER IS EXTENDED.

     THE BOARD OF DIRECTORS OF MAXTOR CORPORATION, BASED ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE OF MAXTOR'S BOARD OF DIRECTORS, HAS APPROVED THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, HAS DETERMINED THAT THE OFFER, THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF MAXTOR'S STOCKHOLDERS (OTHER THAN HOLDERS OF CLASS A SHARES) AND RECOMMENDS THAT THE STOCKHOLDERS OF MAXTOR (OTHER THAN HOLDERS OF CLASS A SHARES) ACCEPT THE OFFER AND TENDER THEIR SHARES.
                         ------------------------------

     The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, conditioned on, among other things, the obtainment of final approval of all necessary governmental officials and agencies of the Republic of Korea to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, without any conditions reasonably deemed by Hyundai Electronics America to materially adversely affect the intended economic benefits to it and its affiliates of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. It is not possible to predict the amount of time necessary to obtain this governmental approval or whether such approval can be obtained. It is anticipated, however, that the time necessary to obtain such approval will extend beyond the Expiration Date set forth above, and, subject to the other conditions of the Offer, the Purchaser intends to extend the Offer from time to time until such approval has been received. The Offer is also subject to certain other terms and conditions. See Sections 10 and 11.
                         ------------------------------

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (i) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal or such facsimile and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or facsimile or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 prior to the expiration of the Offer or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

     A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent, the Dealer Manager or from brokers, dealers, or commercial banks and trusts.
                         ------------------------------

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                         ------------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:
                              MERRILL LYNCH & CO.
November 8, 1995

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
INTRODUCTION..........................................................................    1
SPECIAL FACTORS.......................................................................    3
  Background of the Transaction; Past Contacts, Transactions and Negotiations
     with the Company.................................................................    3
  Recommendations of the Special Committee and the Board of Directors; Fairness of the
     Transaction......................................................................   13
  Opinion of Financial Advisor........................................................   15
  Analysis of Financial Advisor to Parent.............................................   20
  Purpose and Structure of the Transaction............................................   22
  Plans for the Company after the Transaction.........................................   23
  Interests of Certain Persons in the Transaction.....................................   23
  The Merger Agreement................................................................   25
  Financing the Transaction...........................................................   29
  Certain Effects of the Transaction..................................................   30
  Certain Federal Income Tax Consequences.............................................   31
  Dissenters' Rights..................................................................   31
THE TENDER OFFER......................................................................   32
  Section 1 Terms of the Offer........................................................   32
  Section 2 Acceptance for Payment and Payment........................................   34
  Section 3 Procedure for Tendering Shares............................................   35
  Section 4 Withdrawal Rights.........................................................   37
  Section 5 Price Range of Shares; Dividends..........................................   38
  Section 6 Effects of the Offer on the Market for the Shares.........................   39
  Section 7 Certain Information Concerning the Company................................   39
  Section 8 Certain Information Concerning Parent and the Purchaser...................   45
  Section 9 Dividends and Distributions...............................................   47
  Section 10 Conditions to the Offer..................................................   48
  Section 11 Certain Legal Matters; Regulatory Approvals..............................   49
  Section 12 Fees and Expenses........................................................   52
  Section 13 Miscellaneous............................................................   53

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, THE
  PURCHASER AND THE HYUNDAI SHAREHOLDERS........................................    SCHEDULE I
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY......   SCHEDULE II
OPINION OF BEAR, STEARNS & CO. INC..............................................     EXHIBIT I
FINANCIAL STATEMENTS OF THE COMPANY.............................................    EXHIBIT II
AGREEMENT AND PLAN OF MERGER....................................................   EXHIBIT III
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW.............................    EXHIBIT IV

TO THE HOLDERS OF COMMON SHARES OF

   MAXTOR CORPORATION:

     Hyundai Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hyundai Electronics America, a California corporation ("Parent"), hereby offers to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Maxtor Corporation, a Delaware corporation (the "Company"), at a price of $6.70 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Dealer Manager (in such capacity, the "Dealer Manager"), Citibank, N.A. as Depositary (in such capacity, the "Depositary") and D.F. King & Co., Inc. as Information Agent (the "Information Agent"), incurred in connection with the Offer.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 2, 1995 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser, and further provides that, following the purchase of Shares pursuant to the Offer and promptly after the satisfaction or waiver of certain other conditions, the Purchaser will be merged with and into the Company (the "Merger"). The Company will continue as the Surviving Corporation after the Merger (the "Surviving Corporation"). At the effective time of the Merger, each outstanding Share (except for Shares owned by the Purchaser or any subsidiary of the Purchaser and Shares held by stockholders exercising their appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive $6.70 per Share (or any higher per Share price paid for Shares pursuant to the Offer), net to the holder in cash, without interest.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD OF DIRECTORS"), BASED ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS, HAS APPROVED THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, HAS DETERMINED THAT THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN HOLDERS OF CLASS A SHARES, AS DEFINED BELOW) AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY (OTHER THAN HOLDERS OF CLASS A SHARES) ACCEPT THE OFFER AND TENDER THEIR SHARES. SEE "SPECIAL FACTORS -- RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF THE TRANSACTION."

     BEAR, STEARNS & CO. INC. ("BEAR STEARNS"), FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE, HAS DELIVERED A WRITTEN OPINION TO THE SPECIAL COMMITTEE, DATED NOVEMBER 1, 1995 (THE "BEAR STEARNS OPINION"), TO THE EFFECT THAT, AS OF THAT DATE, THE OFFER AND THE MERGER WERE FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE STOCKHOLDERS OF THE COMPANY (OTHER THAN HOLDERS OF CLASS A SHARES). SEE "SPECIAL FACTORS -- OPINION OF FINANCIAL ADVISOR." THE FULL TEXT OF THE BEAR STEARNS OPINION IS ATTACHED HERETO AS EXHIBIT I. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY FOR ASSUMPTION MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW OF BEAR STEARNS.

     The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, conditioned on, among other things, the obtainment of final approval of all necessary governmental officials and agencies of the Republic of Korea (the "Korean Approval Condition") to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, without any conditions reasonably deemed by Parent to materially adversely affect the intended economic benefits to it and its affiliates of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. It is not possible to predict the amount of time necessary to obtain this governmental approval or whether such approval can be obtained. It is anticipated, however that the time necessary to obtain such approval will extend beyond the initial Expiration Date (as defined below), and, subject to the other conditions of the Offer, the Purchaser intends to extend the Offer from time to time until such approval has been received. The Offer is also subject to certain other terms and conditions. See Sections 10 and 11.

     The purpose of the Offer is for Hyundai Electronics Industries Co., Ltd. ("HEI"), Hyundai Heavy Industries Co., Ltd. ("HHI"), Hyundai Corporation ("HC") and Hyundai Merchant Marine Co., Ltd. ("HMM") (collectively, the "Hyundai Shareholders"), through Parent and the Purchaser, to acquire the entire equity interest in the Company. HEI presently owns 60%, and HHI presently owns 40%, respectively, of the capital stock of Parent. HEI, HHI, HC and HMM currently own 5,844,000, 4,870,000, 4,870,000 and 3,896,000 shares, respectively, of the Class
A Common Stock, par value $.01 per share, of the Company (the "Class A Shares"), constituting all of the outstanding Class A Shares. The Class A Shares have certain director nomination and consent rights, as described in "Special
Factors -- Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company." Each Class A Share can be converted at the option of the holder into one Share. The Class A Shares represent approximately 37% of the outstanding Shares, assuming no conversion of Debentures (as defined below) or exercise of outstanding Options (as defined below), and assuming conversion of all of the Class A Shares into Shares ("Fully Diluted Basis").

     It is expected that, prior to the consummation of the Merger, the Hyundai Shareholders will contribute their Class A Shares to the Purchaser or Parent in exchange for capital stock of the Purchaser or Parent and, as a result, would collectively, together with Parent, own, directly or indirectly, all of the outstanding capital stock of the Purchaser, and, after the Merger, all of the capital stock of the Surviving Corporation. See "Special Factors -- Purpose and Structure of the Transaction" and Section 8.

     Consummation of the Merger is subject to a number of conditions, including approval by the stockholders of the Company if such approval is required by applicable law. See Section 11. If the Purchaser acquires a majority of the outstanding Shares and Class A Shares, counted as a single class, it will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder of the Company. If the Purchaser acquires at least 90% of the outstanding Shares (including any Shares issued upon conversion of the Class A Shares contributed to the Purchaser or Parent by the Hyundai Shareholders), Purchaser intends to approve and consummate the Merger without any action by, or any further prior notice to, the other stockholders of the Company pursuant to the short-form merger provisions of the DGCL.

     According to the Company, as of November 1, 1995, there were (i) 33,542,522 Shares outstanding, (ii) 19,480,000 Class A Shares outstanding, (iii) options (the "Options") to purchase 6,396,690 Shares held by employees, directors and consultants and (iv) up to a maximum of 1,773,749 Shares available for issuance under the Company's 1992 Employee Stock Purchase Plan (the "1992 ESPP"). As of November 1, 1995, all of the executive officers and directors (including directors nominated by the Hyundai Shareholders) of the Company as a group owned 27,701 Shares and held Options to purchase 1,561,707 Shares (whether or not exercisable). The Company has advised the Purchaser that, to the best of the Company's knowledge, and subject to applicable securities laws, all directors and executive officers of the Company presently intend to tender pursuant to the Offer all Shares owned by such persons. See "Special Factors -- Interest of Certain Persons in the Transaction."

     The Company also has outstanding $100 million principal amount of 5.75% Convertible Subordinated Debentures due March 1, 2012 (the "Debentures"), which are convertible at any time prior to maturity, unless previously redeemed, into Shares, at a conversion rate of twenty-five Shares per each $1,000 principal amount of Debentures (equivalent to a conversion price of $40 per Share), subject to adjustment in certain events. On November 7, 1995, the last full trading day prior to commencement of the Offer, the last reported sales quotation of the Shares as reported by the Nasdaq National Market was $6 1/4, and the last reported sales quotation of the Debentures was $765 per $1,000 principal amount, as reported by the Nasdaq National Market.

     The Purchaser is not offering to purchase any of the Debentures. Holders of Debentures who wish to participate in the Offer must first convert such Debentures, in accordance with the terms and provisions thereof, and subsequently tender their Shares pursuant to the terms and conditions of the Offer. As of the date hereof, the most recent reported sales quotation of the Debentures exceeds the value of the Shares issuable upon conversation thereof at the Offer Price. Following the Purchaser's purchase of Shares pursuant to the Offer, the Debentures not converted by holders of the Debentures pursuant to their terms will remain outstanding and will continue to be traded publicly.

     In connection with the execution of the Merger Agreement, the Company has amended the Rights Agreement (the "Rights Amendment") dated as of January 27, 1988, as amended on September 10, 1994, between the Company and The First National Bank of Boston (as amended, the "Rights Agreement") to provide that stock purchase rights (the "Rights") which are associated with each Share will not trade separately from Shares. The Rights Amendment provides that no Distribution Date, Stock Acquisition Date or Triggering Event (each as defined in the Rights Agreement) shall be deemed to have occurred, and neither Parent or any affiliate or associate of Parent shall be deemed to have become an Acquiring Person (as defined in the Rights Agreement), by reason of the Merger Agreement and the consummation of the transactions contemplated thereby. However, if after November 2, 1995, Parent or any of its subsidiaries or any of their respective directors becomes the beneficial owner of any Shares (other than by reason of the Merger Agreement or the consummation of the transactions contemplated thereby or in any transaction in conformity with the standstill provisions of the Stock Purchase Agreement, dated as of September 10, 1993, among the Company and the Hyundai Shareholders (the "Stock Purchase Agreement") (as described in "Special Factors -- Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company"), such provision of the Rights Amendment becomes no longer applicable. The Rights Amendment also provides that the Rights will expire and be of no force or effect upon consummation of the Merger. Accordingly, the tender of a Share will constitute the tender of the associated Right, and no additional consideration will be paid in respect thereof.

     The information contained in this Offer to Purchase concerning the Company was supplied by the Company. Parent, the Purchaser and the Hyundai Shareholders take no responsibility for the accuracy of such information. The information contained in this Offer to Purchase concerning the Offer, the Merger, Parent, the Purchaser and the Hyundai Shareholders was supplied by such parties. The Company takes no responsibility for the accuracy of such information.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE TRANSACTION; PAST CONTACTS, TRANSACTIONS AND NEGOTIATIONS WITH THE COMPANY.

     The highly cyclical and competitive nature of the disk drive industry has affected the Company since its inception in 1982. The disk drive industry typically is characterized by rapid technological change, short product life cycles and intense competition. In addition, the Company has not consistently been able to bring products to market in a timely and cost-effective manner. As a result of these and other factors, the Company has incurred cumulative net losses over the last eleven quarters of approximately $418 million. See Exhibit II.

     From the beginning of 1993 through September 1995, these losses decreased the Company's available cash, leading the Company to seek a capital infusion in 1993, additional debt financing in 1993 and again in 1995, and the manufacture by HEI's Hyundai Storage Division ("HSD") of certain of the Company's products in 1995, as set forth below.

     In early 1993, in light of its losses and the expectation of continuing intense price competition in the disk drive industry, the Company decided to seek to increase its capital base. It considered issuing additional equity or other securities in the public market or selling all or part of the Company. In March 1993, the Company's management first contacted HEI and its affiliates to determine their possible interest in an investment in the Company. In order to facilitate discussions between the parties, the Company and HEI entered into a confidentiality agreement dated May 1, 1993. In May 1993, the Company retained Bear Stearns to aid the Company in exploring strategic alternatives. In addition to contacting HEI and its affiliates, the Company and Bear Stearns identified and contacted several other prospective investors which the Company believed might be capable of and interested in a purchase of or significant investment in the Company. Either the Company or Bear Stearns provided each prospective purchaser with financial statements and a written overview of the Company and responded to all other due diligence requests. However, the Company received no offers other than the offer from HEI to invest in the Company, except for an indication that a third party was interested in acquiring a fully secured debenture that would be convertible into Shares. No specific terms were proposed by the third party, and after considering the general nature of this potential offer, the Board of Directors decided not to pursue it because it would have prevented the Company from obtaining any other significant financing from third parties and because the proposal was for substantially less financing than offered by HEI.

     On several occasions between June and August 1993, representatives of the Company and HEI met to discuss terms of a possible investment by HEI in the Company. In August 1993, the parties negotiated extensively, primarily focusing on voting rights, standstill provisions, the price and amount of capital stock of the Company to be purchased, and the Company's ability to continue to negotiate with parties with whom the Company had previously held discussions or who independently contacted the Company.

     On August 18, 1993, the parties executed a letter of intent and the next day made a public announcement of its terms. Between August 18 and September 10, 1993, the Company and HEI negotiated the terms of a definitive stock purchase agreement. On September 10, 1993, the Board of Directors approved and the Company and the Hyundai Shareholders entered into the Stock Purchase Agreement, with the closing of the transaction conditioned on Company stockholder approval and other conditions.

     Also in September 1993, the Company obtained a fully secured, asset-based revolving line of credit from CIT Group/Business Credit, Inc. ("CIT"). The original committed line of credit provided for borrowings of up to $76.0 million over a two-year term and was secured by receivables, certain inventories and other assets. CIT conditioned its line of credit on the Company meeting certain financial covenants, particularly, minimum operating profit and net worth covenants.

     On December 20, 1993, the Company's stockholders voted to approve the Hyundai Shareholders' investment in the Company and to amend and restate the Company's Certificate of Incorporation (the "Restated Certificate") as described below, as set forth in the Stock Purchase Agreement. The Korean government approved the investment in the Company by the Hyundai Shareholders in late January 1994. Shortly thereafter, on February 3, 1994, the Hyundai Shareholders purchased an aggregate of 19,480,000 Class A Shares at a per share price of $7.70, for an aggregate purchase price of $149,996,000, which Class A Shares represented approximately 40% of the outstanding voting stock of the Company on the date of issuance (the "Hyundai Investment").

     The standstill provisions of the Stock Purchase Agreement restrict the right of the Hyundai Shareholders and their affiliates to acquire additional voting securities of the Company prior to August 18, 2000 without approval of the Board of Directors when such purchases will result in the Hyundai Shareholders owning collectively more than 45% of the outstanding voting stock of the Company. However, the Hyundai Shareholders and their affiliates may make a tender or exchange offer for all of the outstanding Shares provided that the purchase price has been approved by a majority of the disinterested members of the Board of Directors following negotiations conducted in good faith between the Hyundai Shareholders or any of their affiliates and such members of the Board of Directors. In addition, the Hyundai Shareholders and their affiliates may make unlimited open market purchases if a third party acquires more than 20% of the Shares or makes a tender or exchange offer for more than 40% of the Company's total outstanding voting stock and (in each case) the Board of Directors waives the application of the Rights Agreement to such third party.

     Pursuant to the Stock Purchase Agreement, the Company adopted the Restated Certificate at the closing of the Hyundai Investment. The Restated Certificate provides that the Company will not take certain actions without the Hyundai Shareholders' approval, including certain transactions or decisions with respect to a core line of products, capital expenditures, new high-volume manufacturing facilities, joint ventures, material exclusive licenses, changes in senior management compensation arrangements and the issuance of stock in excess of 20% of the outstanding voting securities of the Company. The Hyundai Shareholders may not unreasonably withhold their approval of such a transaction or decision. In addition, the Hyundai Shareholders have approval rights over any Corporate Sale (generally, any consolidation or merger of the Company or the sale of all or substantially all of the assets of the Company) of the Company until February 3, 1999, and, thereafter, a right of approval if any Corporate Sale is not offered first to the Hyundai Shareholders under a right of first refusal. Collectively, these rights are referred to herein as the "Consent Rights." The Consent

Rights remain in effect as long as Hyundai Shareholders and their subsidiaries retain either substantially all the Class A Shares and/or Shares issuable upon conversion thereof (so long as the Class A Shares constitute at least 20% of the total outstanding voting stock of the Company) or at least 30% of the total outstanding voting stock of the Company.

     In addition, the Stock Purchase Agreement and the Restated Certificate entitle the Hyundai Shareholders to nominate the number of Company directors equal to the Hyundai Shareholders' proportionate voting interest in the Company. The Hyundai Shareholders' right to nominate directors is suspended during such times as the Hyundai Shareholders and their affiliates no longer collectively hold of record either (i) at least 80% of the Class A Shares and/or shares issuable upon conversion thereof, or (ii) at least 20% of the total outstanding voting stock of the Company. The Board of Directors as a whole, including the Hyundai Shareholders' nominees, selects the balance of the nominees for directors, and the Hyundai Shareholders must vote their shares for such nominees. The Stock Purchase Agreement entitles the Hyundai Shareholders to designate the director to be elected Chairman of the Board of the Company, and the Board of Directors must elect the Hyundai Shareholders' designee. The Hyundai Shareholders' right to designate the director to be elected as Chairman of the Board terminates permanently at such time as Hyundai Shareholders and their affiliates no longer collectively hold of record either (i) at least 80% of the Class A Shares, or (ii) at least 60% of the Class A Shares and at least 20% of the total outstanding voting stock of the Company. On February 3, 1994, the Hyundai Shareholders nominated Messrs. M. H. Chung, C. S. Park and I. B. Jeon as directors of the Company. On February 7, 1994, the Board of Directors increased the authorized number of directors from five to eight and elected Messrs. Chung, Park and Jeon as directors. Additionally, on February 7, 1994, the Board of Directors elected Mr. Chung, the Hyundai Shareholders' designee, as Chairman of the Board of the Company.

     An immediate effect of the Stock Purchase Agreement, as approved by the Company's stockholders, was to give the Hyundai Shareholders considerable influence over major strategic and operational decisions of the Company. The Hyundai Shareholders' large equity stake in the Company and the Consent Rights granted to them pursuant to the Stock Purchase Agreement created impediments to a sale of the Company to a third party. The Board of Directors did not anticipate a sale of the Company at the time the Company entered into the Stock Purchase Agreement and believed that the capital infusion and statement of confidence represented by the Hyundai Shareholders' investment would substantially assist the Company's growth and prospects for returning to profitability, to the ultimate benefit of all stockholders.

     Following the closing of the Hyundai Investment, the Company sought to improve operating performance by closing its San Jose development operations, focusing its product offerings and significantly reducing headcount, but with mixed results. The Company's net losses during each of the four calendar quarters of 1994 were $4.5 million, $12.2 million, $54.7 million and $16.4 million, respectively, and its net cash position declined from a quarter-end high of approximately $189.4 million at March 26, 1994 to $104.3 million at December 31, 1994.

     In December 1994, the Board of Directors began to consider expanding the relationship with HEI from a purely financial orientation to a more strategic focus. The Board of Directors received a report from the then Chief Executive Officer, Mr. Larry Smart. Mr. Smart described a variety of different forms that a more strategic relationship might take, including a research and development joint venture or a manufacturing partnership. In response to Mr. Smart's report, Dr. Park stated on behalf of HEI that although providing additional financial support would demonstrate the Hyundai Shareholders' continued commitment to the Company, HEI preferred a more strategic and tangible expression of its commitment which could utilize its manufacturing and technological competencies. Dr. Park described as an example that HEI could establish a manufacturing facility in Korea that could help the Company reduce its capital expenditure requirements and manufacture on a more cost-competitive basis. The Board of Directors felt an expansion of the relationship was worth further consideration, and directed management to gather additional information and develop more specific ideas regarding the form such an expansion might take. After several additional meetings and discussions among management representatives of the parties, in January 1995, the Company and HEI entered into a memorandum of understanding concerning the creation of a manufacturing partnership (the "Manufacturing Memorandum").

     On February 8, 1995, Mr. Smart resigned his positions as the Company's President and Chief Executive Officer and a director. Following the recommendation of members of the Board of Directors who were neither Company executives nor nominees of the Hyundai Shareholders, the Board of Directors appointed Dr. Park as President and Chief Executive Officer of the Company. In connection with this appointment, Dr. Park resigned from his positions with HEI and its affiliates, except his position as a director of Axil Computer, Inc., and Dr. Park retained his HEI retirement benefits. In anticipation of further developments in the relationship between the Company and the Hyundai Shareholders, and due to Dr. Park's former affiliation with the Hyundai Shareholders, in February 1995, the Board of Directors established a special committee comprised of independent outside directors of the Company who were not employed by the Company or any Hyundai Shareholder. This committee was known as the Special Committee for Hyundai/Maxtor Transactions (the "Transactions Committee"). The Transactions Committee was required to review and approve all significant proposed transactions between the Company and any Hyundai Shareholder or affiliate of a Hyundai Shareholder.

     On April 27, 1995, pursuant to the Manufacturing Memorandum, the Company and HEI, through HSD, entered into a Manufacturing and Purchasing Agreement (the "Manufacturing Agreement"), which the Transactions Committee reviewed and approved. Pursuant to the Manufacturing Agreement, HSD will manufacture certain mutually agreed Company-designed disk drives in a production facility operated by HSD. HEI's additional manufacturing capacity was intended to supplement the production of the Company's hard disk drive assembly plant in Singapore without any capital expenditure on the Company's part. By entering into the Manufacturing Agreement, the two companies intended to exchange technology to enable the Company to obtain high-quality, low-cost manufacturing capacity from HEI. Pursuant to the Manufacturing Agreement, HSD promptly commenced preparations to manufacture a new proprietary Company-designed 2 1/2 inch hard disk.

     The Manufacturing Agreement was intended to increase the Company's operating efficiencies and competitiveness once volume sales were achieved. Between May and September, 1995, however, the Company's performance continued to decline due, in part, to industry-wide price reductions for 3 1/2 inch disk drives, component shortages and the usual soft demand for disk drive products during late summer. As a result, the Company's cash flow was under increasing pressure. These developments increased collaboration and planning between the Company and HEI.

     During July 1995, as a result of significant operating losses and declining cash balances, the Company required additional financing. However, the Company recognized that its borrowing capacity was extremely limited, and that its cost of borrowing was very high. In July 1995, the Company's management advised the Board of Directors that, to meet the dual goals of lowering the overall cost of debt to the Company and increasing its access to borrowing capacity, management would seek out a new credit facility, but that in light of the Company's current financial condition, any such facility would need to be supported by the guaranty of HEI.

     The proposed loan guaranty was submitted to the Transactions Committee for review and recommendation to the full Board of Directors. Prior to considering the proposed loan guaranty, the Transactions Committee retained special counsel to advise it as to its duties in connection with the proposed loan guaranty.

     In connection with considering the issues involved in seeking a loan guaranty from HEI, the Transactions Committee discussed the advisability of engaging in a more broad-reaching transaction, such as a sale of the Company. In this regard, however, the Transactions Committee was aware of the Consent Rights held by the Hyundai Shareholders with respect to the sale of the Company to a third party, and the Hyundai Shareholders' expressed lack of interest in purchasing the remaining equity interest in the Company. In light of the then-current financial condition of the Company, the Transactions Committee directed that the acting Chief Financial Officer of the Company prepare certain liquidation and related analyses, as well as information regarding management's two-year strategic plan. The Transactions Committee reviewed these materials in connection with its determination regarding whether or not to approve the proposed loan guaranty. After considering this information, the Transactions Committee authorized the Company's management to proceed to negotiate the terms of a guaranty, subject to the Transactions Committee's final review and approval.

     Thereafter, management approached HEI and requested that HEI provide an unconditional guaranty of up to $100 million of prospective borrowings by the Company. On July 17, 1995, HEI and the Company agreed and entered into a memorandum of understanding for such a guaranty (the "Guaranty Memorandum"), subject to negotiation of loan documents. At a meeting held on August 10, 1995, the Transactions Committee met and approved in principle the terms of the guaranty of the Company's proposed borrowing, which the Transactions Committee had previously discussed on several occasions. The Transactions Committee conditioned its approval of the guaranty upon the Company having a right to substitute different collateral to support the guaranty in the event that it chose to sell the assets supporting the guaranty. In August 1995, the Company and HEI entered into a Guaranty and Recourse Agreement (the "Guaranty"), pursuant to which HEI agreed to unconditionally guarantee up to $100 million of indebtedness of the Company to Citibank, N.A. (in such capacity, "Citibank") and certain financial institutions syndicated by Citibank (the "Lenders"). Also in August 1995, the Company and the Lenders entered into a Credit Agreement (the "Credit Agreement") which provides the Company with a $100 million line of credit. As of October 31, 1995, approximately $94 million was outstanding under the Credit Agreement and no borrowings were outstanding under the Company's $20 million secured line of credit with CIT.

     The Guaranty requires HEI to keep the Guaranty in effect for a period of one year and to renew it annually, provided that the Company is not in default under its Guaranty obligations and the Company's financial performance has not materially deteriorated, for a total term of three years. If the Company defaults on its Credit Agreement loans, the Guaranty provides that the Company will reimburse HEI within ninety days after HEI pays the Lenders pursuant to the Guaranty (the "Reimbursement Date"). In its sole discretion, on the Reimbursement Date, HEI may choose to receive the Company's common stock in partial satisfaction of the Company's reimbursement obligations, up to the amount which would result in HEI and the other Hyundai Shareholders owning 45% of the outstanding stock of the Company, which was the standstill limitation already provided in the Stock Purchase Agreement. The share price at which shares would be issued to HEI would be the lesser of (i) the share's closing price on the date of the Guaranty or (ii) the share's average daily closing price for the ninety days preceding the Reimbursement Date. If a balance remains after HEI has received the maximum Company shares permissible, as described above, then the Company is required to assign to HEI shares which the Company owns in four of its subsidiaries, as selected by the Company, equal to such outstanding balance. The fair market value of the subsidiaries' stock selected by the Company is to be determined by a mutually acceptable investment bank.

     During the summer of 1995, the Company's management developed a strategic business plan which was intended to improve the Company's operational efficiencies, with the goal of making the Company one of the top three companies in the disk drive industry within two years. The plan aimed to increase the Company's market share in the 3 1/2 inch and 2 1/2 inch markets with innovative product designs. The Company believed that its plan was achievable in part due to its growing success in selling existing products to major personal computer manufacturers and to indications of strong interest by prospective customers in the Company's 2 1/2 inch disk drive under development, which incorporates certain of the Company's proprietary 1.8 inch disk drive technology to offer unusually high capacity and small form factors. This plan, however, would require significant capital investment in manufacturing, and management concluded that the Company lacked the financial resources to fully execute the plan by itself.

     In August 1995, in connection with the Board of Director's consideration of management's strategic plan, the Board asked the Transactions Committee to consider the possibility of negotiating an outsourcing arrangement pursuant to which the Company would sell substantially all of the Company's manufacturing facilities and HEI would manufacture and supply the Company with all its disk drive requirements on mutually agreed terms (the "Proposed Outsourcing Transaction"). The Company believed that the Proposed Outsourcing Transaction would improve the Company's liquidity through the cash provided by the sale of manufacturing assets. In addition, the Company believed that this transaction would have the ancillary benefit of relieving management of the burden of managing and funding the Company's capital-intensive manufacturing operations and would also allow management to focus on design, marketing and sales functions, which the Company viewed as its core competencies.

     After consulting with its own counsel, the Transactions Committee determined to recommend to the full Board of Directors that it be charged with negotiating the sale of the Company's manufacturing assets to a party which would supply the Company's disk drive needs. In accordance with the Committee's recommendation, the full Board of Directors changed the charge of the Transactions Committee from the review and approval of Maxtor-Hyundai transactions, to the negotiation of a sale of the Company's manufacturing facilities to a supplier on the most advantageous terms. This newly-chartered committee (referred to herein as the "Special Committee") was comprised of Mr. Charles Hill, Chairman, Mr. Charles Christ and Mr. Gregory Gallo. After discussing several different investment banking firms, the Special Committee determined to retain Bear Stearns to advise it in the negotiation of the Proposed Outsourcing Transaction. The Special Committee chose Bear Stearns as its advisor in part due to the fact that Bear Stearns was familiar with the Company, having represented the Company in connection with its sale of Class A Shares to the Hyundai Shareholders pursuant to the Stock Purchase Agreement described above.

     Following the expansion of its charter, at a meeting held on August 19, 1995, the Special Committee considered the process it would follow in conducting the sale of the Company's manufacturing facilities to a new supplier. In light of the Special Committee's view that retooling the Company's factories in order to produce its newest products would require approximately $50-60 million in capital in addition to the consideration to be paid for purchasing the facilities, the Special Committee concluded, based in part on the advice of Bear Stearns, that the likely universe of credible buyers for the Company's facilities appeared to be limited. The Special Committee also recognized that, in light of the financial and other support previously provided to the Company by HEI and the financial resources of HEI and its affiliates, HEI appeared to be the most logical buyer for the Company's manufacturing assets, as part of an outsourcing of its manufacturing operations. Accordingly, after considering, among other things, the cash needs of the Company and its interest in consummating a favorable transaction as quickly as possible, the Special Committee determined to instruct Bear Stearns to approach HEI first, to determine whether HEI had an interest in purchasing the Company's manufacturing assets as part of an outsourcing transaction at a price which was attractive to the Special Committee and the Company.

     HEI responded to the Company's request by stating that it was willing to consider the Proposed Outsourcing Transaction in order to support the Company's needs, in light of the difficulty of seeking financial support from other existing stockholders or other potential equity investors. Thereafter, representatives of HEI and Bear Stearns met several times to negotiate this transaction during late August and September 1995.

     As a result of these negotiations, on September 19, 1995, the Company and HEI signed a non-binding memorandum of understanding (the "Outsourcing Memorandum"). The Outsourcing Memorandum provided that the parties would negotiate in good faith definitive agreements by which: (i) HEI would acquire all of the Company's manufacturing facilities in Singapore, Hong Kong and Thailand for $100 million, subject to certain adjustments based on due diligence and independent appraisals; and (ii) HEI and the Company would enter into a long-term manufacturing and supply agreement on mutually acceptable terms under which HEI would manufacture and supply all of the Company's disk drive requirements. The Outsourcing Memorandum between HEI and the Company did not prohibit the Company from receiving or considering other offers for the assets being sold. While negotiating with HEI for the sale of the manufacturing assets, the Special Committee, through Bear Stearns, received expressions of interest and an offer for certain of the Company's manufacturing assets, but no expression of interest or offer (other than that made by HEI) for all of the assets being sold. The Special Committee did consider selling the Company's printed circuit board assembly contract manufacturing subsidiary, IMS International Manufacturing Services Limited ("IMS"), to a purchaser other than HEI, and alternatively considered retaining IMS for the Company until better values could be generated from the sale of IMS. In 1995, IMS has had increasing success in marketing its manufacturing services to unaffiliated customers.

     Following execution and public announcement of the Outsourcing Memorandum, HEI performed extensive due diligence on the manufacturing assets. Thereafter, the Special Committee was advised that HEI reported that, based on its advisors' valuation reports, there was a potential downward adjustment in the purchase price, including approximately $9 million relating to the valuation of one of the assets being sold. No final agreement was reached on price, or the assets which would be sold.

     Prior to and during the time that the Proposed Outsourcing Transaction was being negotiated, Dr. Park, with the approval of the Board of Directors, engaged in discussions with several major companies in the disk drive and related industries, with a view towards seeking out interest on the part of such companies in entering into some form of strategic alliance, partnership, business combination or similar transaction with the Company. On October 13, 1995, approximately three weeks following the Company's press release announcing the Outsourcing Memorandum with HEI, Dr. Park briefed the Special Committee on the talks he had conducted and advised the Special Committee that only one of the companies which he had contacted had expressed an interest in forming a strategic alliance with the Company. Dr. Park also reported that the interested company, a major multinational electronics manufacturer (the "Interested Manufacturer"), indicated that its interest was in forming such an alliance with both the Company and HEI.

     Dr. Park also reported that during his discussions with the Interested Manufacturer, he had discussed the possibility of a joint venture or a merger between the Company and the Interested Manufacturer. After consideration, the Interested Manufacturer had rejected the notion of a joint venture or a merger between the Company and the Interested Manufacturer as part of its strategy, in part due to the perceived lack of credibility of the Company due to its historical failure to timely deliver products and its historical financial performance. Dr. Park informed the Special Committee that the Interested Manufacturer had indicated its interest in a potential joint venture or business combination with a partner stronger than the Company in its stand-alone form, such as HEI. After consulting first with the Chairman of the Special Committee, who polled each member of the Special Committee and its advisors, and who thereafter gave Dr. Park the authority to do so, Dr. Park briefly discussed with HEI the Interested Manufacturer's concept of an HEI acquisition of Maxtor and a subsequent joint venture. As a result of those discussions, Dr. Park reported to the Special Committee that HEI had expressed its willingness to discuss a possible acquisition of all of the Company, although the Company and HEI recognized that there was no assurance that any joint venture would be formed with the Interested Manufacturer. Thereafter, the Special Committee asked Dr. Park to provide further information to the Special Committee regarding whether HEI's interest in exploring a possible acquisition of the Company was conditioned in any way on HEI's successful formation of a joint venture with the Interested Manufacturer, and to elaborate on why HEI had appeared to change its view with respect to being willing to consider the acquisition of the Company.

     At a subsequent meeting, Dr. Park reported to the Special Committee regarding a conversation he had with Mr. M.H. Chung, the Chairman of HEI. Specifically, Dr. Park reported that he had been told by Mr. Chung that HEI's willingness to discuss a possible acquisition of the Company was not conditioned upon its ability to reach an agreement with the Interested Manufacturer with respect to a joint venture, and that HEI believed an acquisition of the Company would be a better way to support the financial viability of the Company than the Potential Outsourcing Transaction.

     On October 16, 1995, Parent retained Merrill Lynch, Pierce, Fenner & Smith Incorporated (in such capacity, "Merrill Lynch") to evaluate the possibility of acquiring the remaining equity interest in the Company. Parent instructed Merrill Lynch to prepare a financial analysis of the Company. Merrill Lynch conducted its review and prepared a financial analysis, which was presented to senior executives of Parent and HEI on October 23, 1995. See "-- Analysis of Financial Advisor of Parent."

     On October 17, 1995, after satisfying itself through its discussion with Dr. Park that the exploration of a possible sale of the Company was a feasible alternative to continuing negotiations regarding the Proposed Outsourcing Transaction, the Special Committee recommended that the full Board of Directors approve a resolution expanding its authority to encompass the exploration of, and, if practicable, negotiation of the sale of the entire Company on terms and conditions the Special Committee deemed to be in the best interests of the Company and its stockholders, and to report to the full Board of Directors of the Company upon conclusion of its negotiations with a recommendation for or against approval by the full Board of Directors of any transaction involving the sale of the entire Company. At the same meeting, counsel to the Special Committee was instructed to negotiate with Bear Stearns, the financial advisor to the Special Committee, to update its retention letter to encompass the revised scope of the Special Committee's work. Thereafter, the Board of Directors charged the Special Committee with the responsibility to explore and negotiate the possible sale of the Company, and to make its recommendation in that regard to the full Board of Directors.

     On October 19, 1995, with the authorization of the Special Committee, representatives of the Company, Parent and Merrill Lynch met with representatives of the Interested Manufacturer. At this meeting, the Interested Manufacturer and the Company each made presentations as to their respective businesses in the context of a possible business combination. Management representatives of the Company, Parent and the Interested Manufacturer met again on October 25, 1995 to discuss further the respective businesses of the parties.

     On October 24, 1995, financial and legal advisors of Parent, the Special Committee and the Company held discussions about a possible acquisition by Parent of all of the outstanding Shares not owned by the Hyundai Shareholders. At this meeting legal advisors of Parent gave the legal representatives of the Special Committee and the Company a draft merger agreement for the possible acquisition.

     On October 24, 1995, Parent's representatives delivered a letter to representatives of the Special Committee stating that Parent was willing to start negotiations with the Special Committee concerning a possible acquisition by HEI of the remaining equity interest in the Company not already owned by the Hyundai Shareholders at a per Share price of $5.15. Parent indicated in the letter that its ability to proceed with the proposed acquisition would be subject to several conditions, including the approval of the Company's disinterested directors under the "standstill" provisions of the Stock Purchase Agreement, obtaining the necessary Korean governmental approvals and the satisfaction of certain applicable regulatory requirements. Following caucuses by each side with its respective advisors, the representatives of Bear Stearns, the financial advisor to the Special Committee, advised Parent's representatives that Parent's letter would be presented to the Special Committee at a meeting scheduled for the following day, but that Bear Stearns would not advise the Special Committee to accept a price of $5.15.

     In response to Bear Stearns' inquiry regarding Parent's rationale for the $5.15 price, Merrill Lynch indicated that Parent's offer reflected the fact that, under certain circumstances, if the Company continued its pattern of quarterly losses, the equity value of the Company could be negative and the Company would likely exhaust its cash reserves and borrowing capacity in the near future, and that the Company's financial projections, based on past performance, were not likely to be achieved.

     Thereafter, on October 25, 1995, the Special Committee met and, after receiving the advice of its financial advisors, determined to decline to accept Parent's offer of $5.15 per Share. During that meeting the financial advisors to the Special Committee presented their view that a higher price for the Company could be supported.

     Later that day, the legal and financial advisors of Parent and the Special Committee met again. At this meeting, representatives of Bear Stearns made a presentation justifying a range of prices between $6.30 and $12.33 per Share based on a variety of different valuation methodologies and proposed a per Share acquisition price of $10.75. Representatives of Merrill Lynch advised the Special Committee's representatives that $10.75 was not acceptable to the Parent and that $5.15 per Share was a full and fair price. Representatives of Merrill Lynch also advised the Special Committee's representatives that their client was reviewing its options concerning further negotiations.

     On October 26, 1995, the Company issued a press release stating that the Special Committee did not accept Parent's offer per Share and that the parties were reviewing their options concerning negotiations and announcing its quarterly financial results, including net loss of $44.5 million for the quarter ended September 30, 1995, compared to the $13.8 million net loss reported for the quarter ended July 1, 1995. See Section 7. On October 26, 1995, the Hyundai Shareholders filed an amendment to their Schedule 13D disclosing that Parent had delivered the letter described above to the Special Committee. The Special Committee also met on October 26, 1995 to consider the status of negotiations and concluded that it would seek to continue discussions with Parent. Thereafter, and after discussing the matter with the Special Committee and Bear Stearns, Mr. Gallo of the Special Committee and Mr. Y. H. Kim, President and Chief Executive Officer of Parent, met to discuss Parent's offer. At their meeting, Mr. Gallo indicated that the Special Committee desired a price of $8.00 per Share and Mr. Kim indicated that he believed agreement would be difficult to reach if the Special Committee were not willing to consider a price significantly below

$8.00, but that HEI would respond to the Special Committee's position. Mr. Kim also reiterated Parent's view that $5.15 per Share was a full and fair price for the Shares not already owned by the Hyundai Shareholders.

     Later on October 26, 1995, Mr. Charles Hill, the Chairman of the Special Committee, sent by facsimile to Mr. Chung, the Chairman of HEI, a letter proposing that Parent pay $8.00 for each Share, and attaching a memorandum explaining the Special Committee's justifications for a range of prices between $6.30 and $12.33 per Share based on a number of different valuation methodologies.

     The Special Committee met again on October 27, 1995 to receive a briefing from Mr. Gallo and to consider the posture of negotiations, and was advised that management reported that several of the Company's suppliers had indicated their intention to change the terms upon which they extended credit to the Company. The Special Committee was also informed that these suppliers expressed discomfort at the Company's reaction to Parent's original offer. In particular, one of the Company's major suppliers had advised the Company that it intended to reduce the Company's credit line with that supplier, with a negative cash impact to the Company of up to $10 million.

     On Saturday, October 28, 1995, Mr. Chung responded by letter to Mr. Hill's October 26, 1995 letter by requesting that the Special Committee communicate directly with Mr. Kim concerning the negotiations. Mr. Chung's letter to Mr. Hill also reiterated Parent's offer of $5.15 per Share.

     On Sunday, October 29, 1995, Mr. Kim and Mr. Hill spoke by telephone. Mr. Kim told Mr. Hill that Parent was willing to increase its offer price for the outstanding Shares to a price of $6.15 per Share, and that this was Parent's "best and final" price. Later that evening, Parent's representatives provided to representatives of the Special Committee their explanation of Parent's $6.15 offer, based on a number of valuation methodologies, and stated that the offer would be withdrawn on Wednesday, November 1, 1995 at 5:00 p.m., California time unless the Special Committee accepted it prior to that time. Also, in response to a specific inquiry from Bear Stearns, Merrill Lynch reported that HEI had made no determination as to whether to restart negotiations relating to the Proposed Outsourcing Transaction or the terms thereof in the event that no agreement was reached on the sale of the Company. Parent also advised the Special Committee that it intended to amend its filing on Schedule 13D to disclose its new offer, that the new offer was its "best and final offer," and that the offer would be withdrawn if not accepted by November 1, 1995. During the late evening of October 29, 1995, Mr. Hill, after consulting with the Special Committee, called Mr. Kim and told him that if Parent agreed to a price of $7.15, then he believed agreement could be reached quickly.

     On October 30, 1995, Mr. Kim spoke with Dr. Park and indicated his concern about the apparent impasse in negotiations. After reporting this conversation to the Special Committee and requesting authority to do so, Dr. Park was authorized to conduct a further discussion with Mr. Kim to determine the extent of the increase which Parent would be willing to make in its offering price. Dr. Park then did so, and reported back to the Special Committee that Parent appeared willing to offer $6.30 per Share to conclude the negotiations, but that it did not appear that Parent would be willing to offer a materially higher price. In a conversation held later that same day between Mr. Hill and Mr. Kim, Mr. Kim confirmed that Parent would be willing to consider paying $6.30 per Share.

     At a meeting of the Special Committee held on October 31, 1995, Bear Stearns provided its preliminary views as to the fairness of a possible transaction in the range discussed with Parent, and briefly discussed its analysis of that subject, and, in particular its view that there appeared to be a high potential for value erosion at the Company in light of several factors, including factors beyond the control of the Company such as access to components to manufacture its products. During this discussion, several members of the Special Committee noted their view that there appeared to be a significant risk to the viability of the Company on a stand-alone basis during the next several months, in part due to the Company's exposure to one or more large customers, as well as the lack of a predictable supply of components available to the Company and the difficulty of controlling its inventory, output and receivables balances, and the possibility that customers would defer payment or reschedule orders to the Company if the Christmas season was not as robust as expected. In light of the Company's very tight cash situation, these members of the Special Committee stated their views that it appeared that a prompt sale of the Company was in the best interests of the Company and all of its constituencies, and should be concluded as soon as practicable at the best price which could be negotiated with Parent. Accordingly, the Special Committee authorized Mr. Hill to conduct a final round of negotiations with Parent with a view towards maximizing the price Parent was willing to offer to the Company's shareholders.

     During the evening of October 31, 1995, Mr. Kim and Mr. Hill spoke again by telephone. During that conversation, each indicated his willingness to favorably consider an acquisition at a per Share price of $6.70.

     During the evening of October 31, 1995, the Special Committee met and discussed the $6.70 per Share price which Parent had indicated it would be prepared to offer. In connection therewith, the Special Committee was advised by its financial advisors that they would recommend to Bear Stearns' valuation committee the issuance of a fairness opinion with regard to the $6.70 offer. The Bear Stearns representatives also reiterated the basis for their recommendation, which they had discussed with the Special Committee at its meeting earlier in the day.

     During this meeting, the Special Committee also received a report from counsel to the Special Committee regarding the draft merger agreement, its terms, and the issues to be negotiated between the parties. Following such meeting, the Special Committee determined to request Bear Stearns to provide an opinion as to the fairness of Parent's $6.70 offer, and instructed its counsel and counsel for the Company to proceed with negotiation of the merger agreement as promptly as practicable. The Special Committee also determined that it was prepared to recommend an offer of $6.70, subject to the receipt of a fairness opinion from its financial advisor and the negotiation of satisfactory definitive documentation.

     Thereafter, at a meeting held on November 1, 1995, the Special Committee received the oral opinion of Bear Stearns, confirmed in writing, that the proposed acquisition at a price of $6.70 per Share was fair from a financial point of view to the stockholders (other than the holders of the Class A Shares). The Special Committee also received a presentation by Bear Stearns outlining the basis for its opinion, and a further report from its counsel and the Company's counsel as to the draft merger agreement between the parties and related matters. Bear Stearns advised the Special Committee that the Bear Stearns Opinion was based, in part, on its view that the Company's financial viability as a stand-alone company was questionable. Bear Stearns observed that without a major equity infusion or other long-term financing, the Company might not survive as an independent company, and therefore stockholders faced a significant risk of continued value erosion. In particular, Bear Stearns advised that based on the Company's own projections, by December 1995, it was likely to have cash on hand of only $6 million, and borrowing capacity of only $31 million. These limited liquidity resources could quickly be exhausted in the event that any of the assumptions underlying the Company's projections were not accurate. In this regard, Bear Stearns also noted the historically significant magnitude of the divergence of the Company's actual operating performance from its internal financial projections. Bear Stearns also pointed out that the Company's history of losses for eleven consecutive quarters, totaling approximately $418 million, and the risk of a liquidity crisis if the Company's vendors were to change or limit the terms of trade credit extended to the Company, as some had done and others had indicated an intention to do, strongly supported their view. Bear Stearns also reviewed with the Special Committee its view as to the implied value of the Company based on implied values of comparable publicly traded companies, recent acquisitions in the Company's industry and related industries and a premium analysis of storage company acquisitions and acquisitions of remaining interests of selected companies, in addition to other analyses and data. See "-- Opinion of Financial Advisor."

     Counsel to the Special Committee and counsel to the Company also advised the Company on the form of merger agreement negotiated between the parties and the outstanding issues to be negotiated. In particular, counsel advised the Special Committee that the proposed agreement did not contain any financing contingency, did not contain a minimum condition and allows the Company to terminate the agreement under certain circumstances to accept a more desirable transaction without any break-up fees. Following such presentations, the Special Committee approved the Parent's $6.70 offer and determined to recommend it to the full Board of Directors of the Company, subject to negotiation of definitive documentation. Following the Special Committee's approval, a press release was issued by the Company stating that the Special Committee had approved Parent's acquisition proposal, subject to negotiation of a satisfactory acquisition agreement. Negotiation of the Merger Agreement was completed on November 2, 1995.

     On November 2, 1995, the Special Committee met with its financial and legal advisors to discuss further the matters that were reviewed at the previous day's Special Committee meeting. The Special Committee received presentations by its counsel and counsel for the Company regarding the Merger Agreement. After this discussion, representatives of Bear Stearns reaffirmed the opinion delivered the previous day. After discussion of the presentation and the documents, the Special Committee ratified the decision it had made the previous day to recommend Parent's offer to the full Board and voted unanimously to recommend that the full Board of Directors approve the Merger Agreement.

     At that same meeting, the Special Committee also formally rejected an offer it had received for the purchase of IMS from a prospective purchaser other than HEI. The Special Committee took this action in order to respond formally to such offer, and in light of its view that the sale of the Company to Parent better maximized value to stockholders and all other constituencies of the Company than the sale of the Company's manufacturing facilities, either together or separately.

     On November 2, 1995 the Company's Board of Directors, with Chairman M.H. Chung absent, met to hear the report of the Special Committee. Chairman Hill of the Special Committee and the Special Committee's legal advisor reviewed the negotiations between the Special Committee and Parent concerning the acquisition proposal. Following these presentations, the Special Committee unanimously recommended the approval of the Offer, the Merger, and the Merger Agreement. A representative of Bear Stearns answered questions regarding its fairness opinion delivered to the Special Committee. Legal counsel for the Company then reviewed with the Board of Directors the terms of the Merger Agreement, as well as an amendment to the Company's Rights Agreement to exempt from the Rights Agreement the transactions contemplated by the Merger Agreement. Following these presentations, the Board of Directors, based on the recommendation of the Special Committee, unanimously, with Chairman Chung absent, approved the Offer, the Merger, the Merger Agreement and the amendment of the Rights Agreement. The legal representatives of Parent, Purchaser and the Company finalized the Merger Agreement and Parent, the Purchaser and the Company executed the Merger Agreement. On the morning of November 3, 1995, the Company issued a press release announcing the Board of Directors' approval of the transactions contemplated by the Merger Agreement, based on the recommendation of the Special Committee, and the parties' execution of the Merger Agreement.

     On November 8, 1995, the Purchaser commenced the Offer.

     Certain Litigation. On November 1, 1995, a purported class action styled Wacholder v. Gallo, et al., C.A. No. 14668 (the "Wacholder Action") was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The Wacholder Action names as defendants each member of the current Board of Directors except Mr. Christ. The Wacholder Action also names as defendants HEI, Parents and Mr. Ryal R. Poppa, a former director of the Company. The Wacholder Action alleges that HEI controls and dominates the directors of the Company and that the Company directors have approved the Parent's $6.70 proposal notwithstanding the "gross inadequacy and unfairness of the price." The Wacholder Action seeks relief including, inter alia, a preliminary and permanent injunction against the consummation of the Offer, unspecified damages and attorneys' fees and costs. The defendants in the Wacholder Action believe the allegations in the complaint are without merit and those defendants which are subject to the jurisdiction of the court intend to defend against the action vigorously.

RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF THE TRANSACTION

     The Special Committee. As described in "-- Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company," at its meeting on November 1, 1995, the Special Committee unanimously approved the Offer and the Merger as fair to the Company's stockholders (other than the holders of the Class A Shares), subject to negotiation of definitive documents. At its meeting on November 2, 1995, the Special Committee unanimously reaffirmed its approval of the Offer and the Merger, unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously decided to recommend approval to the Board of Directors.

     In reaching its conclusion and recommendation described above, the Special Committee considered the following factors:

          (i) the substantial premium which $6.70 per Share represents over current and recent trading prices;

          (ii) the opinion of Bear Stearns to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares (other than Class A Shares) pursuant to the Offer and the Merger was fair from a financial point of view to such holders. The full text of the Bear Stearns Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Bear Stearns, is attached hereto as Exhibit I. Stockholders are urged to read the Bear Stearns Opinion carefully and in its entirety for assumptions made, matters considered and limits of the review by Bear Stearns;

          (iii) the results of the inquiries made by the Company to several major companies in the disk drive and related industries regarding a possible strategic alliance, partnership, business combination or similar transaction with the Company which indicated that none of those companies expressed any interest in entering into any such transaction except the Interested Manufacturer, and the Interested Manufacturer had declined outright to consider a joint venture or merger with the Company as a stand-alone entity;

          (iv) the business, results of operations, financial condition and future prospects of the Company;

          (v) the uncertainty of the Company's cash position, and the fact that the Company was relying heavily on the cash to be generated from the proposed outsourcing transaction in the event that the negotiations regarding the sale of the Company did not succeed, and the observation of its financial advisor that without a major equity infusion or other long-term financing, the Company might not survive as an independent company;

          (vi) the terms of the Offer, the Merger and the Merger Agreement, including the structural feature of the Offer and the Merger providing for a prompt cash tender offer for all outstanding shares to be followed by a merger for the same consideration, thereby enabling stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

          (vii) other provisions of the Offer and Merger Agreement, including the fact that the Offer is not subject to any financing or minimum conditions, and that the Merger Agreement allows the Company to terminate under certain circumstances to accept more desirable transactions without paying any break-up fee;

          (viii) the fact that Parent indicated, through Merrill Lynch, that HEI had made no determination as to whether to restart negotiations regarding the sale of the Company's manufacturing assets or the terms thereof in the absence of a sale of the Company;

          (ix) the extensive arm's-length negotiations between the Special Committee and Parent leading to the belief of the Special Committee that $6.70 per Share represented the highest price per Share that could be negotiated with Parent; and

          (x) the deadline placed on the offer by Parent and the risk that Parent would withdraw its offer after that deadline.

     In view of the wide variety of factors considered by the Special Committee, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Special Committee viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

     Having considered all the foregoing, and other relevant factors, the Special Committee concluded that the Offer and the Merger, taken together, was the best available alternative for the Company, its stockholders and other constituencies and was fair to and in the best interests of the Company's stockholders (other than holders of Class A Shares).

     The Board of Directors. At its November 2, 1995 meeting, discussed in "--Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company," the Board of Directors, comprised of the three members of the Special Committee and Messrs. Park, Balanson and Jeon, with Chairman M.H. Chung absent, met to receive the recommendations of the Special Committee and consider the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In such meeting, the Board of Directors unanimously approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company's stockholders (other than holders of Class A Shares) and determined to recommend that the stockholders of the Company (other than holders of Class A Shares) accept the Offer and tender their Shares.

     In so doing, the Board of Directors gave predominant weight to the recommendations of the Special Committee, having taken into account the purposes for which the Special Committee had been formed and having received a presentation from the Special Committee regarding its extensive arm's length negotiations, deliberations and consultation with financial and legal advisors. The Board of Directors also attached significance to the Bear Stearns Opinion to the Special Committee that, as of the date of such opinion, the Offer and Merger were fair from a financial point of view to the Company's stockholders (other than the holders of Class A Shares). See "--Opinion of Financial Advisor."

  Parent and the Purchaser.

     None of Parent, the Purchaser and the Hyundai Shareholders had any involvement in the Special Committee's evaluation of the fairness of the Offer and the Merger. Although representatives of the Hyundai Shareholders serve as directors of the Company, none serves on the Special Committee. Parent, the Purchaser and the Hyundai Shareholders have each concluded that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to holders of Shares (other than holders of the Class A Shares) based on (i) the unanimous recommendation of the Special Committee, as well as the basis therefor as set forth above, including the fact that the Special Committee received the written opinion of Bear Stearns that the consideration to be received by holders of Shares (other than holders of the Class A Shares) pursuant to the Offer and the Merger is fair from a financial point of view to such holders, (ii) the unanimous recommendation of the Board of Directors, as well as the basis therefor as set forth above and (iii) the fact that representatives of Parent and its advisors negotiated the terms of the Merger on an arm's-length basis with representatives of the Special Committee and its financial and legal advisors. Parent, the Purchaser and the Hyundai Shareholders did not find it practicable to, and did not, quantify or otherwise attach relative weights to the specific factors considered by the Special Committee and the Board of Directors.

OPINION OF FINANCIAL ADVISOR

     On November 1, 1995, at the request of the Special Committee, Bear Stearns delivered an oral opinion to the Special Committee, subsequently confirmed in writing by delivery of its written opinion dated as of November 1, 1995 (the "Bear Stearns Opinion"), to the effect that, as of that date, the Offer and the Merger were fair, from a financial point of view, to the stockholders of the Company (other than the holders of the Class A Shares).

     THE FULL TEXT OF THE BEAR STEARNS OPINION IS ATTACHED AS EXHIBIT I HERETO. THE COMPANY'S STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION CAREFULLY IN ITS ENTIRETY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY BEAR STEARNS.

     The Bear Stearns Opinion addresses only the fairness of the Offer and the Merger, from a financial point of view, to the stockholders of the Company (other than the holders of Class A Shares) as of the date set forth therein and does not constitute a recommendation to any stockholder of the Company to accept the Offer and tender his Shares. The summary of the Bear Stearns Opinion set forth herein is qualified in its entirety by reference to the full text of such Opinion.

     Bear Stearns evaluated the financial terms of the Offer and the Merger and participated in the discussions concerning the consideration to be received. However, the consideration to be received by the Company's stockholders as a result of the Offer and the Merger was determined by negotiation between the Special Committee and Parent after consultation by each of such parties with its financial advisor. In connection with rendering its Opinion, Bear Stearns, among other things: (i) reviewed the Merger Agreement in substantially final form;
(ii) reviewed the Company's Annual Reports to Stockholders and Annual Reports on Form 10-K for the fiscal years ended March 31, 1993 through 1995, and its Quarterly Report on Form 10-Q for the period ended July 1, 1995; (iii) reviewed certain operating and financial information, including projections, provided to Bear Stearns by management relating to the Company's business and prospects;
(iv) met with certain members of the Company's senior management to discuss its operations, historical financial statements and future prospects; (v) visited the Company's facilities in San Jose, California; (vi) reviewed the historical prices and trading volume of the Shares; (vii) reviewed publicly available financial data and stock market performance data of other publicly-held companies which it deemed generally comparable to the Company; (viii) reviewed the financial terms of certain other recent acquisitions of companies which it deemed generally comparable to the Company; and (ix) conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.

     In connection with its activities on the Special Committee's behalf, Bear Stearns relied upon and assumed, without independent verification (i) the accuracy and completeness of all of the financial and other information provided to it for purposes of its Opinion and (ii) the reasonableness of the assumptions made by the management of the Company with respect to its projected financial results. In addition, Bear Stearns did not make or seek to obtain appraisals of the Company's assets and liabilities in rendering the Bear Stearns Opinion. Bear Stearns further relied upon the assurances of the management of the Company that such management was not aware of any facts that would make the information provided to Bear Stearns incomplete or misleading. The Bear Stearns Opinion is also necessarily based upon the economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Opinion.

     The following is a summary of certain information considered by Bear Stearns in connection with providing the Bear Stearns Opinion to the Special Committee.

     Bear Stearns noted that the Company has been unprofitable on an operating basis for 11 consecutive quarters and, in that time, had net losses of approximately $418 million on revenue of approximately $3.0 billion. During this time, the Share price has fallen from the $12-15 range to the $4-6 range. For the quarter ended September 30, 1995, the Company reported a net loss of $44.5 million, compared to the $13.8 million loss in the June quarter. Bear Stearns also observed that the Company has frequently underperformed relative to its internal financial projections. In four of the last five quarters, the Company has recorded revenue and pretax income (excluding non-recurring items) well below internal expectations. Given the uncertainty surrounding the Company's ability to achieve its financial projections, Bear Stearns noted that the Company's liquidity situation was likely to continue to worsen.

     Comparable Company Analysis. Bear Stearns compared certain actual and estimated financial data, stock market data and multiples of income statement parameters of certain other publicly traded companies deemed to be generally comparable to the Company. Such companies were used in this analysis because they were deemed by Bear Stearns to operate in the same general industry (disk drives) as the Company. Bear Stearns used the following five companies it considered to be generally comparable (the "Comparable Companies"): Conner Peripherals, Inc. ("Conner"), Micropolis Corporation, Quantum Corporation ("Quantum"), Seagate Technology, Inc. ("Seagate") and Western Digital Corporation. Bear Stearns excluded Conner from calculations involving valuation multiples because, in its view, Conner's stock is no longer trading on the basis of its financial performance but is instead trading on the basis of its pending merger with Seagate. Bear Stearns observed that no company used in this analysis as a comparison is identical to the Company. In particular, such companies have different product mixes and different proportions of original equipment manufacturer ("OEM") and distribution sales and have different operating histories and financial conditions.

     Financial data compared included market value, enterprise value (defined as market value plus debt less cash), revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), net income, earnings per share, gross margin, EBITDA margin, EBIT margin and projected earnings per share based on a compilation of earnings estimates of securities analysts. Multiples compared included enterprise value to latest twelve months revenues, enterprise value to latest twelve months EBITDA, enterprise value to latest twelve months EBIT and price per share to latest twelve months and projected calendar 1995 and 1996 earnings per share. The earnings projections for the Comparable Companies were based upon the consensus published projections of financial analysts. The range of earnings projections for the Company were based on information provided by the Company. In performing the Comparable Company analyses, Bear Stearns focused primarily on the implied equity values per share derived by applying the harmonic mean multiples of certain income statement parameters at which the Comparable Companies traded to the Company's respective income statement parameters.

     Based on the harmonic mean (an average which gives equal weight to equal dollar investments) multiple of enterprise value to revenues for the twelve months ended September 30, 1995 ("LTM") of 0.35x for the Comparable Companies, the Company's implied equity value per share was $4.38. This harmonic mean multiple compared to a range of 0.25x to 0.59x for the Comparable Companies. Based on the harmonic mean multiple of price per share to projected calendar 1996 earnings of 7.2x for the Comparable Companies, the Company's implied equity value per share ranged from $3.60 to $7.20. This harmonic mean multiple compared to a range of 5.4x to 8.8x for the Comparable Companies. A derivation of implied value based on LTM EBITDA, LTM EBIT, LTM earnings per share or projected calendar 1995 earnings per share produced results which were not meaningful due to the Company's operating losses during these periods. The overall range of values indicated from the above analyses resulted in an overall range of implied equity value per share for the Company of $3.60 to $7.20. Bear Stearns noted that the $6.70 offer price was towards the high end of this range of values.

     Bear Stearns noted that its analysis indicated that: (i) the Company's LTM gross margin was 7.1% as compared to a mean LTM gross margin for the Comparable Companies of 16.3%; (ii) the Company's LTM EBIT margin was (6.8%) as compared to a mean LTM EBIT margin for the Comparable Companies of 5.1%; and (iii) the Company's LTM net margin was (7.5%) as compared to a mean LTM net margin for the Comparable Companies of 3.6%. Bear Stearns also noted that: (i) the Company's cash balance as a percentage of LTM revenues was 1.5% as compared to a mean cash balance as a percentage of LTM revenues for the Comparable Companies of 13.9%;
(ii) the Company's ratio of total debt to total capitalization was 106% as compared to a mean ratio of total debt to total capitalization for the Comparable Companies of 40%; and (iii) the Company had negative tangible net worth as of September 30, 1995.

     Comparable Transaction Analysis. Bear Stearns analyzed the multiples of various financial statistics implied by the consideration paid in eight pending or consummated merger and acquisition transactions since 1990 involving companies deemed to be generally comparable to the Company. Such companies were used in this analysis because they were deemed by Bear Stearns to operate in the same general industry sector as the Company. To the extent information was publicly available for these transactions, multiples analyzed included price per share to latest twelve months and projected earnings per share and aggregate transaction value (defined as the total price paid for all equity securities of a company plus debt less cash) to latest twelve months revenues, EBITDA and EBIT. The transactions analyzed included: Conner and Seagate; the Disk Drive Division ("Digital") of Digital Equipment Corporation and Quantum; Sunward Technologies, Inc. and Read-Rite Corporation; Archive Corporation and Conner Peripherals, Inc.; Colorado Memory Systems, Inc. and Hewlett-Packard Company; Dastek, Inc. and Komag Incorporated; WangDAT, Inc. and Rexon Incorporated; and Cipher Data Products, Inc. and Archive Corporation (collectively, the "Comparable Transactions"). Bear Stearns observed that no company used in this analysis as a comparison is identical to the Company. In particular, such companies have different product offerings and market positions than the Company and have different operating histories and financial conditions. In performing the Comparable Transactions analyses, Bear Stearns focused primarily on the implied equity values per share derived by applying the harmonic mean multiples of certain income statement parameters at which the Comparable Transactions were completed to the Company's respective income statement parameters.

     Based on the harmonic mean multiple of aggregate transaction value to latest twelve months revenues of 0.77x for the Comparable Transactions, the Company's implied equity value per share was $12.31. This harmonic mean multiple compared to a range of 0.45x to 1.69x for the Comparable Transactions. Based on the harmonic mean multiple of price per share to projected next year earnings per share of 9.2x for the Comparable Transactions, the Company's implied equity value per share ranged from $4.60 to $9.20. This harmonic mean multiple compared to a range of 7.2x to 15.9x for the Comparable Transactions. A derivation of implied value based on LTM EBITDA, LTM EBIT, LTM earnings per share or projected current year earnings per share produced results which were not meaningful due to the Company's operating losses during these periods. The overall range of values indicated from the above analyses resulted in an overall range of implied equity value per share for the Company of $4.60 to $12.31. Bear Stearns noted that the $6.70 offer price was within this range of values.

     Bear Stearns observed that two recent transactions involving disk drive companies (i.e., Conner/Seagate and Digital/Quantum) were more comparable than the other transactions and therefore analyzed the multiples of various financial statistics implied by the consideration paid in each of these transactions separately.

     Based on the multiple of aggregate transaction value to latest twelve months revenues of 0.54x for the Conner/Seagate transaction, the Company's implied equity value per share was $7.97. Based on the multiple of price per share to projected next year earnings per share of 15.9x for the Conner/Seagate transaction, the Company's implied equity value per share ranged from $7.95 to $15.90. A derivation of implied value based on LTM EBITDA, LTM EBIT, LTM earnings per share or projected current year earnings per share produced results which were not meaningful due to the Company's operating losses during these periods. The overall range of values indicated from the above analyses resulted in an overall range of implied equity value per share for the Company of $7.95 to $15.90. Bear Stearns noted that the $6.70 offer price was below the low end of this range of values by approximately 16%. Bear Stearns also noted that its analysis indicated that: (i) the Company's LTM gross margin was 7.1% as compared to Conner's LTM gross margin of 16.4%; (ii) the Company's LTM EBIT margin was (6.8%) as compared to Conner's LTM EBIT margin of 2.2%; and (iii) the Company's LTM net margin was (7.5%) as compared to Conner's LTM net margin of 1.3%. Bear Stearns also noted that: (i) the Company's cash balance as a percentage of LTM revenues was 1.5% as compared to Conner's cash balance as a percentage of LTM revenues of 13.8%; and (ii) the Company's ratio of total debt to total capitalization was 106% as compared to Conner's ratio of total debt to total capitalization of 58%.

     Based on the multiple of aggregate transaction value to latest twelve months revenues of 0.45x for the Digital/Quantum transaction, the Company's implied equity value per share was $6.27. A derivation of implied value based on LTM EBITDA, LTM EBIT, LTM earnings per share or projected current or next year earnings per share produced results which were (i) not meaningful due to the Company's operating losses during these periods; or (ii) not available due to insufficient data. Bear Stearns noted that the $6.70 offer price exceeded the implied equity value per share of $6.27 by approximately 6%. Bear Stearns also noted that its analysis indicated that: (i) the Company's LTM gross margin was 7.1% as compared to Digital's gross margin of 1.1% for the twelve months ended October 1, 1994; (ii) the Company's LTM EBIT margin was (6.8%) as compared to Digital's EBIT margin of (17.1%) for the twelve months ended October 1, 1994; and (iii) the Company's LTM net margin was (7.5%) as compared to Digital's net margin of (17.3%) for the twelve months ended October 1, 1994.

     Review of Historical Trading Data and Acquisition Premiums. Bear Stearns reviewed the historical public trading prices of the Company's Common Stock for the period from January 1, 1990 through October 31, 1995. Bear Stearns observed that during the last 52-week period, Maxtor's high Share closing price was $7.00 and its low Share closing price was $3.63. Bear Stearns also observed that the Share price has closed higher than the $6.70 offer price only once since May 1994.

     Bear Stearns reviewed the premiums paid by acquirors in the public Comparable Transactions relative to the stock price of the target company one trading day prior, ten trading days prior and thirty trading days prior to the announcement of the transaction. The means of the premiums paid relative to the target's stock price one trading day prior, ten trading days prior and thirty trading days prior to the announcement of the public Comparable Transactions discussed above (i.e., Conner/Seagate, Sunward/Read-Rite, Archive/Conner and Cipher Data/Archive) were 46%, 59% and 53%, respectively. The offer price of $6.70 per share represents a premium of 43%, 60% and 26% over the closing price of the Shares one trading day prior, ten trading days prior and thirty trading days prior, respectively, to the first public announcement that discussions regarding an acquisition of the Company were underway. The offer price of $6.70 per share represents a premium of 12%, 25% and 49% over the closing price of the Company's common stock one trading day prior, ten trading days prior and thirty trading days prior, respectively, to the first public announcement of the proposed outsourcing transaction.

     Bear Stearns also reviewed certain publicly available information relating to thirteen completed and pending acquisitions of remaining interests greater than 20% since January 1, 1994 involving publicly traded companies. Such analysis examined the premiums paid by significant shareholders relative to the stock price of the target company one trading day prior, ten trading days prior and thirty trading days prior to the announcement of the transaction. The means of the premiums paid relative to the target's stock price one trading day prior, ten trading days prior and thirty trading days prior in acquisitions of remaining interests were 26%, 44% and 48%, respectively. Bear Stearns does not consider the average premiums paid in other transactions to be a relevant standard of fairness.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Bear Stearns' opinion. In arriving at its opinion, Bear Stearns considered the results of all such analyses. The analyses were prepared solely for purposes of providing its opinion as to the fairness of the Offer and the Merger, from a financial point of view, to the stockholders of the Company (other than the holders of the Class A Shares) and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, the Bear Stearns Opinion and presentation to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Offer, the Merger and the Merger Agreement. The foregoing summary does not purport to be a complete description of the analysis performed by Bear Stearns.

     A copy of the Bear Stearns Opinion and the Bear Stearns presentation materials have been filed as an exhibit to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed by the Company, Parent, the Purchaser and the Hyundai Shareholders with the Securities and Exchange Commission (the "SEC"). Copies thereof will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or his or her representative who has been so designated in writing, and may also be obtained in the manner described in Section 7 (except that copies are not available at the regional offices of the SEC).

     In the ordinary course of its business, Bear Stearns may actively trade the equity and equity-related securities of the Company for its own account and for the accounts of customers and, accordingly, may, at any time, hold a long or short position in such securities.

     The Special Committee of the Board of Directors of the Company selected Bear Stearns as its financial advisor in connection with the transactions contemplated by the Merger Agreement. Bear Stearns was selected by the Special Committee because of its qualifications and expertise in providing advice to companies in the disk drive and data storage industries, as well as its reputation as an internationally recognized investment banking firm and its reputation and experience in rendering fairness opinions. In addition, the Special Committee considered the fact that Bear Stearns was familiar with the Company, having represented the Company in connection with its sale of Class A Shares to the Hyundai Shareholders pursuant to the Stock Purchase Agreement as described above in "-- Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company."

     Pursuant to a letter agreement, dated October 24, 1995, the Company agreed to pay Bear Stearns (a) a fee of $400,000 for rendering its opinion in connection with the Offer and the Merger and (b) an additional fee of 1.125% of the total consideration paid by Purchaser in the Offer and the Merger (excluding debt guaranteed by Purchaser or its affiliates), against which will be credited
(i) the $400,000 fee and (ii) a $300,000 fee paid pursuant to a letter agreement dated August 24, 1995 (discussed below). The Company has also agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses up to $50,000, including the reasonable fees and disbursements of counsel, and to indemnify Bear Stearns and certain related persons against certain liabilities in connection with the engagement of Bear Stearns, including certain liabilities under the federal securities laws.

     In connection with the Proposed Outsourcing Transaction, the Special Committee retained Bear Stearns to assist it as its exclusive financial advisor. Pursuant to a letter agreement, dated August 24, 1995, the Company agreed to pay Bear Stearns (a) an initial fee $100,000; (b) a fee of $200,000 for rendering its opinion in connection with the Proposed Outsourcing Transaction; (c) an additional fee of $200,000 upon closing if an outsourcing agreement was consummated with HEI; and (d) 1.00% of the fair market value of the total consideration paid by any purchaser other than HEI, against which would be credited (i) the $100,000 fee and (ii) the $200,000 opinion fee. The Company agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses up to $25,000, including the reasonable fees and disbursements of counsel, and to indemnify Bear Stearns and certain related persons against certain liabilities in connection with the engagement of Bear Stearns, including certain liabilities under the federal securities laws. Bear Stearns was paid a total of $300,000 under the terms of this letter agreement.

ANALYSIS OF FINANCIAL ADVISOR TO PARENT

     Merrill Lynch was retained by Parent as financial advisor to evaluate a possible acquisition of the Company based upon Merrill Lynch's prior investment banking relationship and familiarity with Parent. Merrill Lynch was not requested to, and did not, render any opinion with respect to the fairness of the consideration to be paid pursuant to the Offer. No special instructions were given to Merrill Lynch related to its evaluation, and neither Parent nor any of its affiliates imposed any limitations on the scope thereof.

     At the October 23, 1995 meeting with senior executives of Parent and HEI, Merrill Lynch presented an oral summary of its written presentation regarding the proposed transaction (the "Merrill Lynch Presentation"). The following is a summary of the Merrill Lynch Presentation.

          (i) Stock Trading History. Merrill Lynch reviewed the history of the trading price and volume for Shares.

          (ii) Analysis of Selected Publicly Traded Hard Disk Drive
     Companies. Merrill Lynch compared certain financial information for the Company to the corresponding publicly available financial information of certain other hard disk drive companies. These companies included Conner, Quantum, Seagate and Western Digital Corp. Merrill Lynch determined that an analysis of the latest twelve months ("LTM") revenue multiples of Quantum and Western Digital (the "HDD Companies") was most relevant. Based on this analysis, Merrill Lynch calculated a per Share reference equity range for the Company of $2.34 to $4.60.

          (iii) Analysis of Selected Precedent Transactions. Merrill Lynch also reviewed the financial terms of three relevant precedent transactions since 1993 involving hard disk drive companies (the "Precedent Transactions"). The Precedent Transactions reviewed, in reverse chronological order of announcement date, were the following: (a) the pending acquisition of Conner by Seagate, (b) the acquisition of Digital by Quantum and (c) the acquisition by Parent of a 40% interest in the Company. As in the analysis of hard disk drive companies, the Merrill Lynch Presentation indicated that an analysis of the revenue multiple was relevant. Thus, based on this analysis, Merrill Lynch calculated a per Share reference equity range of $2.55 to $8.08.

          (iv) Discounted Cash Flow Analysis. Merrill Lynch calculated ranges of equity value for the Company based upon the value discounted to the present of its five-year stream of unlevered cash flow and its fiscal year 2000 terminal values based upon a range of multiples of its projected fiscal year 2000 earnings before interest and taxes ("EBIT") less its net debt. In conducting its analysis, Merrill Lynch relied upon certain assumptions and financial projections provided by the management of the Company ("Management Projections") and applied discount rates reflecting a weighted average cost of capital ranging from 17.0% to 21.0% and multiples of terminal EBIT ranging from 4.0x to 7.0x. Based on this analysis, Merrill Lynch calculated a per Share reference equity range from the Company of $13.65 to $24.45. Merrill Lynch advised the senior executives of Parent and HEI that they attributed little weight to this analysis based on the historical inability of the Company to achieve projected financial results.

          Merrill Lynch also utilized this DCF model (utilizing, however, terminal EBIT multiples ranging from 4.0x to 6.0x) to calculate ranges of equity values for the Company based on two sensitivity cases (the "Sensitivity 1 Projections" and "Sensitivity 2 Projections"). The Sensitivity 1 Projections were based on (i) reductions in projected revenue, gross margin and EBIT reflecting the last five quarters actual vs. budget experience and (ii) growth during 1998 through 2000 at the International Data Corp. ("IDC") projected HDD industry growth rate. The Sensitivity 2 Projections were based on (i) reductions in projected volumes for new products reflecting execution risk and (ii) reductions in EBIT margins to reflect historical operating expense performance. Based on the Sensitivity 1 Projections, Merrill Lynch calculated a per Share reference equity range for the Company of $4.28 to $8.38. Based on the Sensitivity 2 Projections, Merrill Lynch calculated a per Share reference equity range for the Company of ($3.58) to ($3.42).

          (v) Minority Buy-Out Premium Analysis. Merrill Lynch reviewed the premiums paid in transactions since 1992 in which minority stake holders acquired the remaining equity in publicly traded companies. This analysis showed that the premium over market price one day prior to announcement ranged from (29.0%) to 64.9% with a mean of 26.0% and a median of 30.6%. Based on this analysis, Merrill Lynch calculated a per Share reference equity range for the Company of $5.36 to $5.51.

     The summary set forth above does not purport to be a complete description of the Merrill Lynch Presentation or Merrill Lynch's presentation to certain senior executives of Parent and certain of its affiliates on October 23, 1995. A copy of the Merrill Lynch Presentation has been filed as an exhibit to the
Schedule 13E-3 filed by the Company, Parent, the Purchaser and the Hyundai Shareholders with the SEC. Copies thereof will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or his or her representative who has been so designated in writing, and may also be obtained in the manner described in Section 7 (except that copies are not available at regional offices of the SEC).

     In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Parent and the Company. Merrill Lynch's analyses were necessarily based on market, industry and other conditions as in effect on, and the information made available to Merrill Lynch as of, the date of its presentation. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of the Company do not purport to be appraisals or to reflect the prices at which the Company may actually be sold. Because such estimates are inherently subject to uncertainty, neither Parent nor Merrill Lynch nor any other person assumes responsibility for their accuracy.

     No company utilized in the above analyses as a comparison is identical to the Company. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the HDD Companies and the companies involved in the Precedent Transactions and other factors that could affect the public trading values of HDD Companies or transaction values of Precedent Transactions to which the Company is being compared.

     In performing its analyses, Merrill Lynch relied on the accuracy and completeness of all information supplied or otherwise made available to it by Parent and the Company, and Merrill Lynch did not independently verify such information or undertake an independent appraisal or physical inspection of the assets of the Company. With respect to the financial forecasts furnished by the Company, Merrill Lynch assumed that they reflected the best currently available estimates and judgment of the management of the Company as to the expected future financial performance of the Company. As described above, the Merrill Lynch Presentation was one of many factors taken into consideration by Parent in making its determination to make the Offer. Consequently, the Merrill Lynch Presentation should not be viewed as determinative of Parent's decision to proceed with the Offer.

     In the ordinary course of its business, Merrill Lynch actively trades in securities of the Company for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

PURPOSE AND STRUCTURE OF THE TRANSACTION

     The purpose of the Offer is for the Hyundai Shareholders, through Parent and the Purchaser, to acquire the entire equity interest in the Company not currently owned by them. HEI presently owns 60%, and HHI presently owns 40%, of the capital stock of Parent. HEI, HHI, HC and HMM currently own 5,844,000, 4,870,000, 4,870,000 and 3,896,000 Class A Shares, respectively. The Class A Shares represent approximately 37% of the outstanding Shares calculated on a Fully Diluted Basis. It is expected that, prior to the consummation of the Merger, the Hyundai Shareholders will contribute their Class A Shares to the Purchaser or Parent in exchange for capital stock of the Purchaser or Parent and, as a result, would collectively, together with Parent, own, directly or indirectly, all of the outstanding capital stock of the Purchaser, and, after the Merger, all of the capital stock of the Surviving Corporation. See Section 8.

     The Offer is intended to provide the Company's stockholders (other than holders of Class A Shares) with cash consideration of $6.70 per Share for all of their Shares at the earliest possible date. The purpose of the Merger is to acquire all outstanding Shares not purchased pursuant to the Offer. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the Company from the public stockholders to Parent, the Purchaser and the Hyundai Shareholders. Following the Merger, the interests of Parent, the Purchaser and the Hyundai Shareholders in the Company's net book value and net income will increase to 100%. Parent, the Purchaser and the Hyundai Shareholders, as the remaining stockholders of the Company, will thereafter benefit from any increases in the value of the Company and also bear the risk of any decreases in the value of the Company.

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the Korean Approval Condition and, if required by the DGCL and the Company's Restated Certificate, the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of the Company. Under the Restated Certificate and the DGCL, if the Purchaser acquires a majority of the outstanding Shares and Class A Shares, counted as a single class, it will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder of the Company. If the Purchaser acquires at least 90% of the outstanding Shares (including any Shares issued upon conversion of the Class A Shares contributed to the Purchaser by the Hyundai Shareholders), it intends to approve and consummate the Merger without any action by, or any further prior notice to, the other stockholders of the Company, pursuant to the short form merger provisions of the DGCL. If, however, the Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise (including any Shares issued upon conversion of the Class A Shares), and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

     Following the consummation of the Offer, subject to the terms of the Rights Agreement and the standstill provisions of the Stock Purchase Agreement, the Purchaser, Parent and the Hyundai Shareholders may purchase additional Shares on the Nasdaq National Market, in privately negotiated transactions or otherwise. The prices paid in such purchases may be more or less than the price paid pursuant to the Offer. If the Purchaser does not own a sufficient number of Shares to consummate a short form merger, such purchases may be used to allow the Purchaser to acquire a sufficient number of Shares in order to consummate a short form merger pursuant to the provisions of the DGCL.

     The Merger does not require the approval of a majority of the unaffiliated stockholders of the Company.

PLANS FOR THE COMPANY AFTER THE TRANSACTION

     Upon consummation of the Offer, Parent and the Hyundai Shareholders intend to continue their review of the Company and its assets, businesses, operations, properties, policies, corporate structure, dividend policy, capitalization and management and consider if any changes would be desirable in light of the circumstances then existing.

     While the Interested Manufacturer ruled out the possibility of a joint venture or a merger with the Company as a stand-alone company (see
"-- Background of the Transaction, Past Contracts, Transactions and Negotiations with the Company"), a possible joint venture or other business combination with the Company following consummation of the Merger may be explored by representatives of the Company, the Hyundai Shareholders and the Interested Manufacturer while the Offer is pending or thereafter. There is no assurance that any further discussion will take place or, if such discussions do take place, that they will lead to any agreement. In addition, HEI may determine to combine the Company's operations with those of HSD. HEI may also determine to increase the Company's equity or otherwise increase HEI's level of financial support to the Company.

     Except for the foregoing, and as otherwise indicated in this Offer to Purchase, none of Parent, the Purchaser or any Hyundai Shareholders has any other present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization or any other material changes in the Company's corporate structure or business or the composition of the Board of Directors or management.

     Parent anticipates that, upon consummation of the Offer, pursuant to the provisions of the Merger Agreement, it will exercise its rights under the Merger Agreement to designate persons to be elected to the Board of Directors so that its designees constitute a proportion of the full Board of Directors equal to its proportionate ownership of the Company's outstanding capital stock. See
"-- The Merger Agreement."

     It is expected that, if Shares are not accepted for payment by the Purchaser pursuant to the Offer and the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors (including the Hyundai Shareholders' representatives to the Board of Directors), will continue to manage the Company as an ongoing business.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

 Interests of Certain Officers and Directors of the Company Affiliated with Parent and the Purchaser

     In considering the recommendation of the Board of Directors, stockholders of the Company should be aware that certain officers and directors of the Company have certain interests in the proposed transaction, including those referred to below, that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Board of Directors and the Special Committee were aware of these potential or actual conflicts of interest and considered them along with other matters described under "-- Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company" and "-- Recommendation of the Special Committee and the Board of Directors; Fairness of the Transaction."

  Interests of Certain Board Members with Respect to Compensation for Services Provided to the Company.

     During fiscal 1995, non-employee members of the Board of Directors received the following compensation: (i) $18,000 per year; (ii) $1,000 per scheduled or special board meeting or special committee meeting; (iii) $750 per scheduled committee meeting or telephonic board or committee meeting; and (iv) nonqualified stock options pursuant to the Company's 1986 Outside Directors Stock Option Plan (the "1986 Plan"). In addition, non-employee members of the Board of Directors with no other medical coverage are entitled to participate in a medical insurance plan and a deferred compensation life insurance plan available to all members of the Board of Directors. Effective in fiscal 1996 non-employee members of the Board of Directors receive the following compensation: (i) $22,000 per year; (ii) $2,000 per year for service as a committee chairperson; (iii) $1,500 per board meeting; (iv) $1,000 per committee meeting; and (v) nonqualified stock options pursuant to the 1986 Plan and the 1996 Outside Directors Stock Option Plan (the "1996 Plan").

     Mr. Gallo, a member of the Special Committee, is a member of Gray Cary Ware & Freidenrich, which serves as principal outside legal counsel for the Company, including representing the Company in the transactions described herein, and which also represents Parent in certain pending litigation.

  Interests of Executive Officers and Directors with Respect to Shares Currently Held and Shares Subject to
  Company Stock Options.

     The Company's Fiscal 1988 Stock Option Plan (the "1988 Plan") provides that upon a "transfer of control" (as defined in the 1988 Plan), the Board of Directors, in its discretion, may (i) provide that all Shares acquired on exercise of an option will become fully vested upon the "transfer of control," or (ii) arrange for the surviving or acquiring corporation to assume the Company's rights and obligations under the option or substitute an option for such corporation's stock for an option outstanding under the 1988 Plan. In connection with the Merger, the Board of Directors has provided that all outstanding options under the 1988 Plan will become fully vested upon the Effective Time (as defined below), and upon the Effective Time, each option will be canceled. The Company's 1995 Stock Option Plan, 1986 Plan and 1996 Plan each provides that upon a "transfer of control" all Shares acquired on exercise of an option will become fully vested upon the "transfer of control." In connection with the Merger, all outstanding options under such plans will automatically become fully vested upon the Effective Time, and upon the Effective Time, each option will be canceled. In return for the cancellation of the options under the Company's option plans, each optionee will receive an amount equal to the product of (i) the excess, if any, of $6.70 over the per Share exercise price of the option, and (ii) the number of Shares for which the option is unexercised.

     The Company's 1992 Employee Stock Purchase Plan (the "Purchase Plan") permits the Board of Directors to establish a different term for an offering as well as a different commencing and/or ending date for an offering. In connection with the Merger, the Board of Directors has provided that as of the date immediately prior to the date on which the Purchaser accepts Shares for payment pursuant to the Offer (the "Final Purchase Date"), (i) Shares will be purchased with payroll deductions accumulated during the Purchase Plan offering in operation immediately prior to the Final Purchase Date, and (ii) the Purchase Plan will terminate, subject to the consummation of the Merger.

     In August 1995, the Board granted the following options to certain executive officers and employee directors of the Company: Richard D. Balanson (60,000), Katherine C. Young (40,000), Nathan Kawaye (40,000) and Glenn H. Stevens (40,000). Also in August 1995, the non-employee directors of the Company received the following automatic grants of options pursuant to the 1996 Plan and the 1986 Plan: Greg M. Gallo (15,000), Charles Hill (15,000) and Charles Christ (30,000).

     To the knowledge of the Company, directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,589,408 Shares, representing approximately 5% of the outstanding Shares on a Fully Diluted Basis. See Schedule II.

     The directors and executive officers of the Company will be entitled to receive, as contemplated by the Merger Agreement, cash payments, in the manner set forth in the table below (see "-- The Merger Agreement -- Consideration to be Paid in the Merger"):

                                                       SHARES AND OPTION AMOUNTS WITH RESPECT TO THE
                                                        COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS
                                                     -------------------------------------------------
                                                      DOLLAR
                                                      AMOUNT     OPTIONS
                                            OWNED    AT OFFER   CONVERTED     DOLLAR      TOTAL CASH
                   NAME                     SHARES    PRICE      TO CASH      AMOUNT     CONSIDERATION
------------------------------------------  ------   --------   ---------   ----------   -------------
M.H. Chung................................       0   $      0      35,000   $   48,875    $    48,875
Richard Balanson..........................   4,651     31,162     360,000      664,500        695,662
Charles Christ............................       0          0      30,000       60,375         60,375
Gregory Gallo.............................   9,954     66,692      65,000      260,500        327,192
Charles Hill..............................     200      1,340      45,000      209,625        210,965
I.B. Jeon.................................   2,500     16,750      35,000       48,875         65,625
C.S. Park.................................       0          0     520,000    1,024,000      1,024,000
Rick Brantmeyer...........................       0          0     100,000      245,000        245,000
Nathan Kawaye.............................  10,396     69,653     111,707      193,454        263,108
Glenn Stevens.............................       0          0     100,000      161,250        161,250
Katherine Young...........................       0          0     160,000      293,250        293,250
                                            ------   --------   ---------   ----------   -------------
     Total................................  27,701   $185,597   1,561,707   $3,209,704    $ 3,395,301

  Indemnification Agreements.

     Since December 1986, the Company has entered into indemnification agreements with its officers and directors, the form of which was approved by the stockholders in October of 1986 (the "Indemnification Agreements"). It is the Company's policy to enter into such Indemnification Agreements with all officers and directors. Pursuant to the Indemnification Agreements, the Company has agreed to indemnify its officers and directors to the maximum extent permitted under the DGCL. For directors and certain officers, the Indemnification Agreements, as amended, also provide that the Company must procure a letter of credit in an amount not less than $300,000 for each director and in an amount not less than $175,000 for each officer and keep such letters of credit in effect during the term of the Indemnification Agreements. The Company has obtained such letters of credit. On June 7, 1994, the Board of Directors authorized the discontinuance of the Company's obligation to provide letters of credit to future directors and officers and authorized the Company to request all present holders of letters of credit to return them to the Company for cancellation. The Company does provide letters of credit for certain former officers and directors. The Company does not maintain letters of credit for any current officers or directors.

     In addition, the Merger Agreement contains certain provisions with respect to indemnification of directors and executive officers and maintenance of directors and officers insurance subsequent to the Effective Time. See "-- The Merger Agreement -- Agreement with Respect to Director and Officer Indemnification and Insurance."

THE MERGER AGREEMENT

     The following summary of certain provisions of the Merger Agreement is presented only as a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit III.

     The Offer. The Merger Agreement provides for the making of the Offer. The Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions that are described in Section 10 hereof. Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any of the conditions to the Offer, to the extent permitted by applicable law, and to make any change in the terms or conditions of the Offer; provided that, without the written consent of the Company, the Purchaser shall not decrease the price per Share, decrease the number of shares sought, change the form of consideration payable, add additional conditions to the Offer or make any other change in the terms or conditions of the Offer set forth in the Merger Agreement in any manner that is adverse to the holders of Shares. Notwithstanding the foregoing, the Purchaser may, in its sole discretion, extend the expiration date from time to time if all conditions to the Offer have not been satisfied or waived. Subject to the other conditions of the Offer, the Purchaser intends to extend the Offer from time to time until the Korean Approval Condition is satisfied.

     Consideration to be Paid in the Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation. In the Merger, each Share other than: (i) Shares and Class A Shares held by the Purchaser or any of its subsidiaries; (ii) Shares held by the Company or any of its subsidiaries; and (iii) Shares as to which appraisal rights have been exercised pursuant to DGCL Section 262 ("Dissenting Shares"), will be converted into the right to receive, in cash and without interest, $6.70 or such higher price paid for each Share in the Offer. Each share of common stock of the Purchaser issued and outstanding immediately prior to the time of the Merger will be converted into and become one share of common stock of the Surviving Corporation. The Merger Agreement provides that (i) the Merger shall close no later than the second business day after satisfaction or waiver of all of the conditions to the Merger set forth in the Merger Agreement; and (ii) on the Merger closing date (or such other date as Parent and the Company may agree), the Company and Purchaser will file a certificate of merger or, if applicable, a certificate of ownership and merger (the "Certificate of Merger") with the Secretary of State of Delaware. The Merger shall become effective when the Certificate of Merger is duly filed with the Secretary of State of Delaware or at such time as is agreed by the parties and specified in the Certificate of Merger (the "Effective Time").

     Pursuant to the Merger Agreement, effective as of the Effective Time, each outstanding stock option shall become fully exercisable and vested and shall thereupon be canceled, and each holder of any such option shall be paid by the Company promptly after the Effective Time for each such option an amount determined by multiplying (i) the excess, if any, of $6.70 per Share over the applicable exercise price of such option by (ii) the number of Shares previously subject to such option immediately prior to its cancellation.

     The Company agreed to take all actions reasonably necessary to cause the last day of the "Offering Period" (as such term is used in the Company's 1992 Employee Stock Purchase Plan (the "1992 ESPP"), to be the date immediately prior to the date on which the Purchaser accepts Shares for payment pursuant to the Offer (the "Final Purchase Date"), and apply the funds within each participant's withholdings account on the Final Purchase Date to the purchase of whole Shares in accordance with the terms of the 1992 ESPP.

     Board Representation. The Merger Agreement provides that, effective upon Purchaser's purchase of at least the number of Shares that, together with the Class A Shares, constitutes a majority of the outstanding voting stock of the Company, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors, such that the percentage of its designees on the Board, together with the directors nominated by the Hyundai Shareholders, equals the percentage of the aggregate number of outstanding Shares and Class A Shares then beneficially owned by Parent and the Hyundai Shareholders. At such time as Parent's designees constitute a majority of the Company's Board of Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser thereunder, any waiver of any condition or any of the Company's rights thereunder or other action by the Company thereunder will be ineffective unless it is approved by a majority of the directors of the Company then in office who were not officers of the Company or Parent or designees, stockholders or affiliates of Parent and the full Board of Directors; provided, that if there shall be no such directors, such actions may be effected by majority vote of the entire Board of Directors of the Company.

     The Merger Agreement provides that, from and after the Effective Time, the directors and officers of the Purchaser will be the initial directors and officers of the Surviving Corporation. Pursuant to the Merger Agreement, the certificate of incorporation and the by-laws of the Company, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and by-laws of the Surviving Corporation.

     Stockholders' Meeting. The Merger Agreement provides that, if required by applicable law, the Company will call a meeting of its stockholders to be held as promptly as practicable following the purchase of Shares for the purpose of considering and voting on the approval of the Merger and adoption of the Merger

Agreement. Under the Merger Agreement, at any such meeting, Parent has agreed to vote, or cause to be voted, all Shares and Class A Shares owned by it, the Purchaser, any of its other subsidiaries or the Hyundai Shareholders in favor of approval of the Merger and adoption of the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate existence and power, corporate authorization, governmental consents and approvals, non-contravention, capitalization, subsidiaries, Commission reports, financial statements, absence of certain changes, undisclosed liabilities, litigation, taxes, compliance with laws, intellectual property and other matters.

     Parent and Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, governmental consents and approvals, non-contravention and other matters.

     Conduct of Business Pending the Merger. The Company has agreed that, except as expressly contemplated in the Merger Agreement, as set forth in the Company Disclosure Schedule or as agreed by Parent, during the period from the date of the Merger Agreement until such time as the directors designated by Parent and the Hyundai Shareholders together constitute a majority of the Board (the "Appointment Date"), (i) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course and, to the extent consistent therewith, each will use its best efforts to preserve intact its business organizations and maintain its existing relationships with customers, suppliers, employees, creditors and business partners and (ii) the Company will not, directly or indirectly, amend its or any of its subsidiaries' certificate of incorporation or by-laws or similar organizational documents. The Company has further agreed that during such period and subject to the same exceptions, the Company will not, and will not permit any of its subsidiaries to, among other things, (i)(a) declare, set aside or pay any dividend or other distribution in respect of any of its capital stock or that of its subsidiaries, (b) split, combine or reclassify the outstanding capital stock of the Company or any of its subsidiaries, or (c) redeem, purchase or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries (other than the issuance of Shares upon the exercise of outstanding Company stock options); (iii) acquire or agree to acquire any material assets not listed in the Company Disclosure Schedule, either by purchase, merger, consolidation, sale of shares in a subsidiary or otherwise; (iv) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice; (v) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice; (vi) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice, incur or modify any material indebtedness or other liability, assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, except in the ordinary course of business and consistent with past practice except as set forth in the Company Disclosure Schedule, make any loans, advances or capital contributions to, or investments in, any other person except as set forth in the Company Disclosure Schedule, or enter into any material commitment or transaction, except in the ordinary course of business and consistent with past practice; (vii) pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements of the Company and its consolidated subsidiaries; (viii) take or agree or commit to take any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect at or as of any time prior to the Effective Time; or (ix) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     The Company has agreed to afford Parent and its representatives access during normal business hours prior to the Appointment Date to the properties, books, contracts, commitments and records, of the Company and its subsidiaries and during such period furnish Parent with such other information concerning its business, properties and personnel as Parent may reasonably request.

     Subject to the terms and conditions in the Merger Agreement, each of the parties to the Merger Agreement has agreed to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, each of the Company, Parent and the Purchaser has agreed to take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the Merger Agreement and the transactions contemplated thereby and to cooperate with each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby.

     Other Offers. Pursuant to the Merger Agreement, the Company has agreed that the Company and its subsidiaries or affiliates will not (and the Company will use its best efforts to cause its officers, directors, employees and other agents not to), directly or indirectly, take any action to encourage, solicit, participate in or initiate discussions or negotiations with any entity or group (other than Parent, any of its affiliates or representatives) concerning any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal").

     Notwithstanding the foregoing, the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal, (x) if such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Board of Directors of the Company relating to any such transaction which the Special Committee determines represents a superior alternative to the stockholders of the Company (other than the holders of the Class A Shares) to the acquisition of the Company contemplated by the Merger Agreement and (y) if, in the opinion of the Special Committee, only after receipt of advice from legal counsel to the Special Committee, the failure to provide such information or to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law. The Company agreed to immediately communicate to Parent the terms of any proposal or inquiry (and agreed to disclose any written materials received by the Company in connection with such proposal or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     Agreement with Respect to Director and Officer Indemnification and Insurance. Pursuant to the Merger Agreement and subject to certain limitations set forth therein, Parent has agreed, subject to any limitation imposed from time to time under applicable law, that, for a period of six years after the Effective Time, it will cause the Surviving Corporation (or any successor) to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries against all losses, claims, damages, liabilities, fees and expenses arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted under Delaware law, subject to the Company's certificate of incorporation, by-laws and indemnification agreements, all as in effect on the date of the Merger Agreement. Parent has further agreed, subject to certain limitations set forth in the Merger Agreement, that, for not less than three years after the Effective Time, Parent or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance. Parent has also agreed to cause the Surviving Corporation to comply with the Company's existing indemnification agreements with the Company's directors and executive officers. See "-- Interests of Certain Persons in the Transaction."

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by law), on or prior to the Closing Date of the following conditions: (i) the adoption and approval of the Merger Agreement by the requisite vote of the stockholders, if such vote is required by applicable law and the certificate of incorporation of the Company, to consummate the Merger, (ii) no statute, rule, order, decree or regulation shall have been enacted or promulgated that prohibits the consummation of the Merger; (iii) no order or injunction shall preclude, restrain, enjoin or prohibit the consummation of the Merger and (iv) Parent, the Purchaser or their affiliates shall have purchased the Shares pursuant to the Offer.

     Termination. The Merger Agreement may be terminated and the Merger contemplated therein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof (i) by the mutual consent of Parent and the Company, (ii) by either Parent or the Company if the Offer shall have expired without any Shares being purchased therein, or if the Shares tendered in the Offer shall not have been accepted for payment by March 31, 1996; except that the right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation thereunder has been the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date,
(iii) by either Parent or the Company if any Governmental Entity (as defined in the Merger Agreement) shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable, (iv) by the Board of Directors of the Company if prior to the purchase of the Shares pursuant to the Offer, the Board decides that the Company should enter into a definitive agreement providing for an acquisition of the Company by a third party on terms determined by the Board to be superior to the Offer, (v) by the Board of Directors of the Company if, prior to the purchase of the Shares pursuant to the Offer, Parent or the Purchaser breaches or fails in any material respect to perform or comply with any of the material covenants and agreements in the Merger Agreement or breaches its representations and warranties in any material respect, (vi) by the Board of Directors of the Company if the Offer shall have expired, or shall have been withdrawn, abandoned or terminated, without (in each case) Parent or the Purchaser, as the case may be, purchasing any Shares, (vii) by the Board of Directors of the Company if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, (viii) by Parent or the Purchaser if prior to the purchase of the Shares pursuant to the Offer, the Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Acquisition Proposal or offer, or shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Parent, the Purchaser or their affiliates; (ix) by Parent or the Purchaser, if Parent or the Purchaser has terminated the Offer, without Parent or the Purchaser purchasing any Shares thereunder, provided that Parent or the Purchaser has not failed to purchase the Shares in the Offer in breach of the material terms thereof; or (x) by Parent or the Purchaser if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Parent, the Purchaser, or any of their affiliates has failed to commence the offer on or prior to five business days following the date of initial public announcement of the offer.

     Fees and Expenses. Each party to the Merger Agreement has agreed to pay its own fees and expenses.

FINANCING THE TRANSACTION

     The Purchaser estimates that the total amount of funds required to purchase all Shares validly tendered pursuant to the Offer, to consummate the Merger, and to pay all related costs and expenses will be approximately $250 million. See
Section 12.

     Parent plans to obtain between 80% and 100% of the necessary funds through a loan facility to be obtained by Parent from a consortium of international banks or other international institutions with HEI as guarantor with respect to such loan facility, subject to the approval of the loan facility and the guaranty by the Korean governmental authorities in connection with their comprehensive review of the Merger, the Offer and the transactions contemplated by the Merger Agreement. In the event that Parent borrows less than the full amount of the total amount of funds required to purchased all Shares validly tendered pursuant to the Offer, the remaining additional funds will be obtained through capital contributions by HEI in the form of equity or debt, subject to Korean governmental review and approval. See Section 11.

     Parent intends to repay the loan facility through its operating funds and, to the extent necessary, through capital contributions from one or more of the Hyundai Shareholders.

CERTAIN EFFECTS OF THE TRANSACTION

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining publicly held Shares.

     Depending upon the aggregate market value and per share price of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion in the Nasdaq National Market, which require that an issuer have at least 200,000 publicly held shares with a market value of $1 million, and have net tangible assets of at least $1 million, $2 million or $4 million depending on profitability levels during the issuer's four most recent fiscal years. If these standards are not met, the Shares might nevertheless continue to be included in the NASD's Nasdaq Stock Market with quotations published in the Nasdaq "additional list" or in one of the "local lists." However, if the number of holders of Shares falls below 300, or if the number of publicly held Shares falls below 100,000, or if there are not at least two market makers for the Shares, NASD rules provide that the securities would no longer be "qualified" for Nasdaq Stock Market reporting, and the Nasdaq Stock Market would cease to provide any quotations. Shares held directly or indirectly by an officer or director of the Company, or by any beneficial owner of more than 10 percent of the Shares, ordinarily will not be considered as being publicly held for this purpose. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the NASD requirements for continued inclusion in any tier of the Nasdaq National Market or in any other tier of the Nasdaq Stock Market, and the Shares are no longer included in any tier of the Nasdaq National Market, as the case may be, the market for Shares could be adversely affected.

     In the event the Shares no longer meet the requirements of the NASD for inclusion in any tier of the Nasdaq Stock Market, quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described below, and other factors.

     Under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Shares are currently "margin securities." Because they are margin securities, brokers may extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares would no longer constitute "margin securities" and therefore could no longer be used as collateral for loans made by brokers.

     The Shares are currently registered under the Exchange Act. The Company may apply to the SEC to terminate such registration if the Shares are not listed on a national securities exchange or Nasdaq and there are fewer than 300 record holders of the Shares. Such termination would reduce substantially the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions no longer applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated prior to the consummation of the Merger, the Shares would no longer be "margin securities" or be eligible for Nasdaq reporting. The Purchaser presently intends to seek to cause the Company to apply for termination of registration of the Shares promptly following the Offer if the criteria therefore are satisfied.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain federal income tax consequences relating to the Offer and the Merger. The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, and administrative rulings and court decisions, all as in effect on the date hereof. The summary is addressed to stockholders that are U.S. Persons (as defined below) and does not discuss all of the federal income tax consequences that may be relevant to a particular stockholder in view of the particular circumstances for such stockholder.

     For purposes of this summary, a "U.S. Person" means a stockholder that is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or any state, or an estate or trust the income of which is includible in gross income for federal income tax purposes regardless of source.

     Tax Status of Transaction. The receipt of cash for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. The tax consequences of such receipt pursuant to the Offer (or the Merger) may vary depending upon, among other things, the particular circumstances of the stockholder. In general, a stockholder who receives cash for Shares pursuant to the Offer (or the Merger) will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such stockholder's adjusted tax basis in such Shares. Provided that the Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. Gain or loss will be calculated separately for each block of Shares (i.e., a group of Shares with the same tax basis and holding period) tendered pursuant to the Offer.

     Legislative proposals have recently been introduced in Congress to reduce effective tax rates applicable to net long-term capital gains and to limit further the deductibility of long-term capital losses. If the proposals were enacted into law, and the effective date of such legislation were to be such that the Offer and the Merger were covered by such legislation, long-term capital gains recognized as a result of such transactions would generally be taxed at reduced effective tax rates, and long-term capital losses would be subject to further limitations on deductibility. However, it is not clear whether the proposals will be enacted, and, if enacted, whether the proposals will apply with respect to the receipt of cash for Shares pursuant to the Offer and/or the Merger.

     Withholding. Unless a stockholder complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Code and Treasury Regulations promulgated thereunder, such stockholder may be subject to withholding tax of 31% with respect to any cash payments received pursuant to the Offer and the Merger. See Section 3. Stockholders should consult their brokers to ensure compliance with such procedures. Stockholders that are not U.S. persons should consult with their own tax advisors regarding withholding taxes in general.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

DISSENTERS' RIGHTS

     No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company may have certain rights under Section 262 of the DGCL (which is reproduced in full in Exhibit IV hereto) to demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were compiled with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

     In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the Merger to be fair to such other stockholders. In determining whether a merger is fair to such other stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court has indicated in recent decisions that in most cases the remedy available in a merger that is found not be "fair" to such other stockholders is the right to appraisal described above or a damages remedy based on essentially the same principles.

                                THE TENDER OFFER

SECTION 1.  TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn in accordance with Section 4. The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, December 7, 1995, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. Subject to the other conditions of the Offer, the Purchaser intends to extend the Offer from time to time until the Korean Approval Condition is satisfied.

     The Offer is conditioned upon, among other things, satisfaction of the Korean Approval Condition and the extension or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") and the requirements of
Section 271 of the Defense Production Act of 1950, as amended (the "Exon-Florio Provision"). See Section 10, which sets forth in full the conditions to the Offer. If the Korean Approval Condition is not satisfied or any or all of the other events set forth in Section 10 shall have occurred or shall be determined by the Purchaser to have occurred prior to the Expiration Date, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Shares tendered in the Offer and terminate the Offer, and return all tendered Shares to the tendering stockholders, (ii) waive or amend any or all conditions to the Offer, to the extent permitted by applicable law and the provisions of the Merger Agreement, and, subject to complying with applicable rules and regulations of the SEC, purchase all Shares validly tendered, (iii) subject to the terms of the Merger Agreement, extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares which have been tendered during the period or periods for which the Offer is extended, or (iv) subject to the terms of the Merger Agreement, amend the Offer.

     The Merger Agreement provides that the Purchaser shall not decrease the Offer Price or decrease the number of Shares sought, change the form of consideration payable, add additional conditions to the Offer or make any other change in the terms or conditions of the Offer in any manner adverse to the holders of the Shares (other than with respect to insignificant changes or amendments and subject to the next sentence) without the written consent of the Company, provided, however, that if on a scheduled Expiration Date, all conditions to the Offer shall not have been satisfied or waived, the Purchaser may, from time to time, in its sole discretion, extend the Expiration Date. The Purchaser shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment Shares validly tendered within five business days after such satisfaction or waiver of the conditions of this Offer, and pay for accepted Shares as promptly thereafter as practicable; provided, however, that if, immediately prior to the Expiration Date (as it may be extended), the Shares validly tendered and not withdrawn pursuant to the Offer, together with the Class A Shares then held by the Hyundai Shareholders, equal less than 90% of the aggregate number of outstanding Shares and outstanding Class A Shares, the Purchaser may extend the Offer for a period not to exceed ten business days, notwithstanding that all conditions to the Offer are satisfied as of the Expiration Date. In addition, at the Purchaser's sole discretion, the Offer Price may be increased, and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company. See "Special Factors -- The Merger Agreement."

     Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, regardless of whether or not any of the events set forth in Section 10 shall have occurred or shall have been determined by the Purchaser to have occurred, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's rights to terminate the Offer pursuant Section 10. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Purchaser exercises its rights to extend the Offer.

     Although the Purchaser intends, subject to the satisfaction of the other conditions to the Offer, to extend the Offer from time to time until the Korean Approval Condition is satisfied, there can be no assurance that the Purchaser will exercise its rights to extend the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rule 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform the stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

     If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of shares) is delayed in its purchase of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay the payment for Shares which the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the bidder's offer.

     If the Purchaser makes a material change in the terms of the Offer or waives a material condition of the Offer (subject to the Merger Agreement), the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is required to allow for adequate dissemination to stockholders and investor response.

     The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials, will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

SECTION 2.  ACCEPTANCE FOR PAYMENT AND PAYMENT.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date promptly after the Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by the Purchaser in its sole discretion, which determination will be final and binding. See Sections 1 and 10. Subject to applicable rules of the SEC and the terms of the Merger Agreement, the Purchaser expressly reserves the right, in its discretion, to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, the HSR Act, the Exon-Florio Provision and in order to satisfy the Korean Approval Condition. See Sections 10 and 11. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Shares, if such procedure is available, into the Depositary's account at The Depository Trust Company, the Midwest Securities Trust Company or the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in
Section 3, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of book-entry transfer, an Agent's Message (as hereinafter defined) and
(iii) any other documents required by the Letter of Transmittal. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser as, if and when, the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments to such tendering stockholders. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser's obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. The Purchaser will pay any stock transfer taxes with respect to the transfer and sale to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in

Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     The Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to Parent or direct or indirect wholly owned subsidiary of Parent and Parent may assign its rights to any one or more Hyundai Shareholder or affiliates thereof, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

SECTION 3.  PROCEDURE FOR TENDERING SHARES.

     Valid Tender. For a stockholder validly to tender Shares pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either the Share Certificates must be received by the Depositary at one of such addresses or such Shares must be tendered pursuant to, the procedure for book-entry transfer described below (and a Book-Entry Confirmation must be received by the Depositary) in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at each Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the tendering stockholder must comply with the guaranteed delivery procedures described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING IN THE CASE OF A BOOK-ENTRY TRANSFER, A BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an "Eligible Institution"). If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all the following conditions are satisfied:

          (i) the tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

          (iii) the Share Certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A trading day is any day on which the Nasdaq National Market is open for business.

     Any Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of (i) the Share Certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

     The Purchaser's acceptance for payment of Shares validly rendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares pursuant to any of the procedures described above will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of Parent, the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

     Appointment as Proxy. By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after November 1, 1995). All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior powers of attorney, proxies or consents given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given. The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares or securities in respect of any annual, special, adjourned or postponed meeting of the Company's stockholders, actions by written consent in lieu of any such annual meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares or other securities to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares the Purchaser must be able to exercise full voting consent and other rights with respect to such Shares and any other securities, including voting at any meeting of stockholders.

     Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

SECTION 4.  WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 6, 1996, or at such later time as may apply if the Offer is extended.

     If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in this
Section 4.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, whose determination will be final and binding. None of Parent, the Purchaser, the Depositary, the Dealer Manager, the Information Agent, the Company or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Date by again following one of the procedures described in
Section 3.

SECTION 5.  PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares trade in the over-the-counter market and prices are quoted on the Nasdaq National Market under the symbol MXTR. The following table sets forth, for the quarters indicated, the high and low last reported sales quotations per Share on the Nasdaq National Market, as reported in published financial sources:

                                                                            HIGH          LOW
                                                                            -----         ----
    FISCAL YEAR ENDED MARCH 26, 1994:
      Fiscal Quarter Ended June 26, 1993..............................   $ 8 1/16       $6 1/16
      Fiscal Quarter Ended September 25, 1993.........................     6 11/16       4 1/2
      Fiscal Quarter Ended December 25, 1993..........................     6 3/4         4 5/8
      Fiscal Quarter Ended March 26, 1994.............................     8 5/16        5 7/16
    FISCAL YEAR ENDED MARCH 25, 1995:
      Fiscal Quarter Ended June 25, 1994..............................     7 7/8         4 11/16
      Fiscal Quarter Ended September 24, 1994.........................     5 1/2         4 5/16
      Fiscal Quarter Ended December 24, 1994..........................     5 3/4         3 1/4
      Fiscal Quarter Ended March 25, 1995.............................     6 5/16        4 1/16
    FISCAL YEAR ENDING MARCH 30, 1996:
      Fiscal Quarter Ended July 1, 1995...............................     7             4
      Fiscal Quarter Ended September 30, 1995.........................     6 1/8         4 1/16
      Fiscal Quarter through November 7, 1995.........................     6 9/32        4

     On October 24, 1995, the last full day prior to the public announcement of Parent's interest in acquiring any and all Shares at a per Share price of $5.15, the last reported sales quotations of the Shares on the Nasdaq National Market was $4.50 per Share. On November 2, 1995, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales quotations of the Shares on the Nasdaq National Market was $6.125 per Share. On November 7, 1995, the last full trading day prior to the date of this Offer to Purchase, the last reported sales quotations of the Shares on the Nasdaq National Market was $6.25 per Share.

     STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     The Company has never paid dividends on the Shares.

SECTION 6.  EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES.

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares and could adversely affect the liquidity and market value of the remaining Shares held by the public and have other consequences with respect to Nasdaq reporting, Exchange Act registration and availability of margin credit. See "Special Factors -- Certain Effects of the Transaction."

SECTION 7.  CERTAIN INFORMATION CONCERNING THE COMPANY.

     Except as otherwise noted below, the information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources. Neither Parent nor the Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent or the Purchaser.

     The Company was organized in 1982 and develops, manufactures and markets mass-storage products for desktop and mobile computer systems. Products range from low-capacity flash cards to 3 1/2 inch AT drives for the desktop with up to
1.6 gigabytes of capacity. The Company markets and sells its products through a direct sales force to original equipment manufacturers, distributors and other emerging sales channels such as computer specialty retailers and computer superstores. As the market has become increasingly segmented, diverse sales channels have developed for different products.

     The Company's facilities included corporate headquarters in San Jose, California; engineering and pilot production in Longmont, Colorado; manufacturing facilities in Singapore, Hong Kong and Thailand; and a service and exchange distribution center in Ireland. IMS International Manufacturing Services Ltd. is a wholly owned subsidiary of the Company whose primary business is contract manufacturing of printed circuit boards for original equipment manufacturers. The Company employs approximately 7,700 people worldwide.

     Financial Information. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 25, 1995 (the "Company Form 10-K"), the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 1995 (the "Company Form 10-Q") and the Company's press release of October 26, 1995 for the quarter ended September 30, 1995. More comprehensive financial information is included in the Company Form 10-K, the Company Form 10-Q and other documents filed by the Company with the SEC. The financial information that follows is qualified in its entirety by reference to the Company Form 10-K, Company Form 10-Q and such other documents, including the financial statements and related notes contained therein. The Company Form 10-K, the Company Form 10-Q and such other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below. See Exhibit II.

                               MAXTOR CORPORATION

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   UNAUDITED

                                          THREE MONTHS ENDED              FISCAL YEAR ENDED
                                         ---------------------   -----------------------------------
                                          JULY 1,    JUNE 25,    MARCH 25,   MARCH 26,    MARCH 27,
                                           1995        1994        1995         1994         1993
                                         ---------   ---------   ---------   ----------   ----------
Income Statement Data:
  Revenue..............................  $ 315,894   $ 218,310   $ 906,799   $1,152,615   $1,442,546
  Income (loss) from operations........    (11,906)    (11,057)    (76,026)    (247,921)      53,968
  Net income (loss)....................    (13,827)    (12,189)    (82,222)    (257,589)      46,112
  Net income (loss) per Share..........      (0.27)      (0.24)      (1.63)       (8.00)        1.46
  Shares used in computing net income
     (loss) per Share..................     52,085      49,925      50,583       32,203       31,534
  Ratio of earnings to fixed charges...       N.M.        N.M.        N.M.         N.M.         N.M.
Balance Sheet Data (at end of period):
  Working capital......................     57,612     149,134      82,444      157,467      212,152
  Total assets.........................    391,297     443,479     381,847      492,375      579,113
  Long-term debt and capital
     lease obligations due after one
     year..............................    101,354     106,524     101,967      107,393      119,868
  Total stockholder's equity...........     33,505     107,129      43,903      119,187      219,658

     On October 26, 1995, the Company issued a press release regarding September 30, 1995 financials. Set forth below is a summary of information contained therein.

                        CONSOLIDATED STATEMENTS OF LOSS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   UNAUDITED

                                                                           THREE MONTHS ENDED
                                                                      -----------------------------
                                                                      SEPTEMBER 30,   SEPTEMBER 24,
                                                                          1995            1994
                                                                      -------------   -------------
Revenue.............................................................    $ 281,406       $ 174,368
Cost of revenue.....................................................      281,359         191,064
                                                                         --------        --------
Gross margin........................................................           47         (16,696)
Research and development............................................       21,847          14,589
Selling, general and administrative.................................       19,486          21,437
                                                                         --------        --------
Loss from operations................................................      (41,286)        (52,722)
Interest expense, net...............................................       (2,404)         (1,395)
                                                                         --------        --------
Loss before income tax..............................................      (43,690)        (54,177)
Provision for income taxes..........................................          798             600
                                                                         --------        --------
Net loss............................................................      (44,488)        (54,717)
Net loss per Share..................................................        (0.84)          (1.09)
Shares used in computing net loss per Share.........................       52,866          50,256
                                                                         ========        ========

                               MAXTOR CORPORATION

                        CONSOLIDATED STATEMENTS OF LOSS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   UNAUDITED

                                                                           SIX MONTHS ENDED
                                                                    -------------------------------
                                                                    SEPTEMBER 30,     SEPTEMBER 24,
                                                                        1995              1994
                                                                    -------------     -------------
Revenue...........................................................    $ 597,300         $ 392,678
Cost of revenue...................................................      567,392           385,350
                                                                       --------          --------
Gross margin......................................................       29,908             7,328
Research and development..........................................       44,638            28,625
Selling, general and administrative...............................       38,462            42,482
                                                                       --------          --------
Loss from operations..............................................      (53,192)          (63,779)
Interest expense, net.............................................       (3,672)           (1,927)
                                                                       --------          --------
Loss before income taxes..........................................      (56,864)          (65,706)
Provision for income taxes........................................        1,451             1,200
                                                                       --------          --------
Net loss..........................................................      (58,315)          (66,906)
Net loss per Share................................................        (1.11)            (1.34)
Shares used in computing net loss per Share.......................       52,476            50,091
                                                                       ========          ========

                               MAXTOR CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                   UNAUDITED

                                                          SEPTEMBER 30,     JULY 1,       MARCH 25,
                                                              1995           1995            1995
                                                          -------------   -----------   --------------
ASSETS
Cash and short-term investments.........................    $  19,377      $  82,227       $108,516
Accounts receivable, net................................      141,436        103,084        111,530
Inventories.............................................      143,157        116,902         89,680
Other current assets....................................       13,409         11,837          8,695
                                                             --------       --------       --------
          Total current assets..........................      317,379        314,050        318,421
Property, plant and equipment, net......................       74,751         70,074         56,144
Other assets............................................        5,627          7,173          7,282
                                                             --------       --------       --------
          Total assets..................................    $ 397,757      $ 391,297       $381,847
                                                             ========       ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Short-term borrowings...................................    $  72,000      $  30,000       $ 30,000
Accounts payable........................................      161,419        157,084        136,746
Accrued compensation, expenses and warranty.............       62,542         59,064         58,832
Accrued special and restructuring.......................          295            434            635
Current portion of long-term debt.......................        2,778          2,853          2,957
Income taxes payable....................................        7,287          7,003          6,807
                                                             --------       --------       --------
          Total current liabilities.....................      306,321        256,438        235,977
Long-term debt..........................................      100,664        101,354        101,967
Stockholders' equity (deficit)..........................       (9,228)        33,505         43,903
                                                             ========       ========       ========
          Total liabilities and stockholders' equity
            (deficit)...................................    $ 397,757      $ 391,297       $381,847
                                                             ========       ========       ========

     The book value per share as of March 25, 1995 was $0.87 per share, as of July 1, 1995 was $0.64 per share and as of September 30, 1995 was ($0.18) per share.

     During the past 60 days, neither the Company nor any officer or director of the Company or pension plan, profit sharing plan or similar plan of the Company has effected any transaction in the Shares. In addition, the Company has never made purchases of its Shares.

     The approximate number of holders of record of the shares as of October 31, 1995 was 1,800.

     Certain Projections. The Company does not as a matter of course make public forecasts or projections as to future performance. In connection with Parent's review of the Company in connection with the proposed transactions, the Company provided Parent with certain projections, prepared in connection with the Company's preparation of its strategic business plan in the summer of 1995. See "-- Background of the Transactions; Past Contacts, Transactions and Negotiations with the Company." The projections were not prepared with a view to public disclosure or in compliance with published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants regarding projections and are included herein only because the information was provided to such parties. Management also provided to Parent and to Bear Stearns revised revenue and profit projections for the calendar fourth quarter 1995 and first quarter 1996 based on projected shortfalls in media availability in the near term. The cumulative effect of these revisions (which have not been reflected in the projections set forth below) was to reduce projected revenues for the six month period by $144 million and reduce projected net income by $26 million for such period.

     The projections, while presented with numerical specificity, are based on myriad estimates and assumptions, including, but not limited to those listed below, which involve judgments with respect to, among other things, future economic and competitive conditions, inflation rates and future business decisions. These estimates and assumptions may not be realized and are inherently subject to significant business, economic and competitive uncertainties, many of which are beyond the control of the Company. Therefore, there can be no assurance that the projections set forth below will prove to be reliable estimates of probable future performance. It is quite likely that actual results will vary materially from these estimates. In light of the uncertainties inherent in projections of any kind, the inclusion of projections herein should not be regarded as a representation by any party that the estimated results will be realized. There can be no assurances in this regard. The projections were not prepared in accordance with generally accepted accounting principles and were not audited or reviewed by any independent accounting firm, nor did any independent accounting firm perform any other services with respect thereto and none of the Company, Parent, the Purchaser, the Hyundai Shareholders, the Dealer Manager nor any other person assumes any responsibility for the accuracy of such projections.

     The projections represent possible future operating experience as of the time they were prepared. The Company does not presently intend to update or publicly revise the projections to reflect circumstances existing or developments occurring after the preparation of such information or to reflect the occurrence of events that were unanticipated at the time the projections were prepared.

     The Company developed its strategic plan and the projections set forth above to identify those critical elements necessary to position it as one of the three top disk drive companies both in terms of sales and sustained profits over the projected period. The Company made a number of critical assumptions in developing this goal. The following are the major assumptions underlying the projections:

          (i) Continued overall HDD market growth as projected by IDC and the accelerated expansion of capacity and system level budgets for higher capacity drives in personal computers and notebook computers over the next two years;

          (ii) The Company's ability to successfully define, develop and cost effectively manufacture in high volume, products that meet these perceived market needs. This includes new product platforms in both 3 1/2 inch and
    2 1/2 inch form factors;

          (iii) Access to advanced head and media technologies in early stage development and subsequent allocation of sufficient quantities at competitive cost to meet high volume applications;

          (iv) Timely development of next generation low cost electronic architecture for future disk drive products, including new highly integrated chip sets;

          (v) Penetration of top tier personal computer and notebook computer manufacturers enabling significant market share growth;

          (vi) Continued expansion of IMS, the Company's printed circuit board assembly contract manufacturing subsidiary, into unaffiliated non-disk drive contract manufacturing markets;

          (vii) Access to significant cash resources to finance the operating and strategic needs of the strategic plan through development of strategic partnerships, being either expansion of the existing relationship with HEI or development of new partnerships.

     The Company's management recognized that the Company's ability to achieve its two year strategic plan and corresponding projections was subject to significant risks relating to each of these key assumptions.

                                                             FOR YEARS ENDED DECEMBER 31,
                                                  --------------------------------------------------
                                                       ACTUAL                   PROJECTED
                                                  -----------------   ------------------------------
                                                    1993      1994      1995       1996       1997
                                                  --------   ------   --------   --------   --------
                                                                (DOLLARS IN MILLIONS)
Revenue.........................................  $1,237.8   $891.3   $1,268.0   $2,953.5   $4,225.6
Cost of revenue.................................   1,302.4    832.9    1,167.6    2,605.5    3,697.9
                                                  --------   ------   --------   --------   --------
Gross margin....................................     (64.6)    58.4      100.4      348.0      527.7
Operating expenses:
  Research and development......................     112.3     58.5       85.0      114.4      158.2
  Selling, general and administrative...........      81.7     81.4       79.8      116.0      164.2
  Restructuring and other.......................      19.5      0.0      (10.2)      12.2       19.4
                                                  --------   ------   --------   --------   --------
Total operating expenses........................     213.5    139.9      154.5      242.5      341.7
Income (loss) from operations...................    (278.1)   (81.5)     (54.2)     105.5      186.0
Other (income)/expense..........................       8.1      4.1        7.6       15.5        9.5
                                                  --------   ------   --------   --------   --------
Income (loss) before income taxes...............    (286.2)   (85.6)     (61.8)      90.0      176.5
Provision for income taxes......................     (13.7)     2.2        2.3       18.0       35.3
                                                  --------   ------   --------   --------   --------
Net income (loss)...............................  $ (272.5)  $(87.8)  $  (64.1)  $   72.0   $  141.2
                                                   =======   ======    =======    =======    =======

                                                                 AS OF DECEMBER 31,
                                                   -----------------------------------------------
                                                        ACTUAL                  PROJECTED
                                                   -----------------   ---------------------------
                                                    1993      1994      1995      1996      1997
                                                   -------   -------   -------   -------   -------
                                                                (DOLLARS IN MILLIONS)
ASSETS
Total current assets.............................  $ 298.0   $ 311.7   $ 315.8   $ 656.0   $ 861.9
Property, plant and equipment, net...............     69.9      50.3      85.5     140.9     120.6
Other non-current assets.........................      8.0       6.9       5.9       7.1       8.3
                                                   -------   -------   -------   -------   -------
          Total assets...........................  $ 375.8   $ 368.9   $ 407.3   $ 803.9   $ 990.8
LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities........................  $ 296.2   $ 222.8   $ 323.0   $ 638.7   $ 666.8
Long-term deferred taxes.........................      1.0       0.1       0.3       9.3      26.9
Long-term debt and capital lease obligations.....    108.3     105.3     100.1     100.1     100.1
                                                   -------   -------   -------   -------   -------
          Total liabilities......................    405.5     328.1     423.4     748.1     793.8
Common stock.....................................    167.5     325.9     333.1     333.1     333.1
Retained earnings................................   (197.3)   (285.1)   (349.2)   (277.2)   (136.0)
                                                   -------   -------   -------   -------   -------
          Total stockholders' equity.............    (29.7)     40.8     (16.1)     55.8     197.0
          Total liabilities and stockholders'
            equity...............................  $ 375.8   $ 368.9   $ 407.3   $ 803.9   $ 990.8

     Other Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. These reports, proxy statements and other information, including the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Parent and the Purchaser with the SEC and the
Schedule 13E-3 filed by the Company, Parent, the Purchaser and the Hyundai Shareholders with the SEC, of which this Offer to Purchase forms a part, should be available for inspection at the public reference facilities of the SEC located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the following regional offices of the SEC: Seven World Trade Center, 13th Floor, New York, New York 10048, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials should also be available on-line through EDGAR and for inspection at the offices of the Nasdaq National Market at 33 Whitehall Street, New York, New York 10004.

SECTION 8.  CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER.

     The Purchaser is presently a wholly owned subsidiary of Parent. It is expected that, prior to the consummation of the Merger, the Hyundai Shareholders will contribute their Class A Shares to the Purchaser or Parent in exchange for capital stock of the Purchaser or Parent, and, as a result, would collectively own, directly or indirectly, all the outstanding capital stock of the Purchaser, and, after the Merger, all of the capital stock of the Surviving Corporation. The Purchaser was formed as an acquisition vehicle in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and will be merged with and into the Company pursuant to the Merger.

     Parent is principally engaged in the business of marketing semiconductors and information systems such as personal computers and monitors manufactured by HEI. HEI is engaged in the business of designing, manufacturing, assembling and marketing semiconductors, information systems, telecommunications equipment, automation electronics and other electronic equipment and instruments. HHI is engaged in the business of ship building, the development and manufacture of heavy equipment such as offshore oil wells and gas turbine engines, and the design and construction of electric and nuclear power plants. HC is a general trading company selling consumer and other manufactured goods, textiles and raw materials. HC principally trades for members of the affiliated Hyundai group of companies although, in some cases, HC may sell goods of non-affiliated companies. HMM is in the business of shipping and freight forwarding, principally of containers and automobiles between South Korea and the United States.

     HC owns 766,042 shares of HHI stock, which represents approximately 16% of the outstanding stock of HHI. HHI owns 766,042 shares of HC capital stock, which represents approximately 16% of the outstanding shares of HC. HHI owns 10,400 shares of Parent's capital stock, which represents approximately 40% of the outstanding shares of Parent. HMM owns 11,077,453 shares of HEI capital stock, which represents 24% of the outstanding shares of HEI. HEI owns 15,600 shares of Parent's capital stock, which represents approximately 60% of the outstanding Shares of Parent.

     The Hyundai Shareholders informally agreed at the time of the closing of the Hyundai Investment to act together with respect to the acquisition regarding the holding, voting and disposing of equity securities of the Company. The Hyundai Shareholders have not put their agreement in writing. Any Hyundai Shareholder may terminate the agreement as to itself at any time at its election. Pursuant to their informal agreement, each Hyundai Shareholder granted a revocable power of attorney for the voting of Class A Shares held by it to J.
Y. Kim, the President of HEI.

     Parent is a California corporation and the Purchaser is a Delaware corporation. The principal executive offices of Parent and the Purchaser are located at 510 Cottonwood Drive, Milpitas, California 95035.

     Set forth below is certain selected consolidated financial information regarding HEI. The financial information set forth below was prepared in accordance with Korean generally accepted accounting principles ("Korean GAAP"), which differ in certain respects from United States generally accepted accounting principles ("GAAP"). For example, under Korean GAAP, property, plant and equipment are recorded at cost, except for upward revaluation to give accounting recognition to some extent to the loss in purchasing power of the Korean Won. Such revaluation presents production facilities and buildings at their depreciated replacement cost and land at the prevailing market value, as of the effective date of the revaluation.

     Investments in subsidiaries and affiliated companies are reported at cost, except if the financial condition of the subsidiary or affiliated company has significantly deteriorated, the investment is reduced to its estimated net realizable value. Neither consolidation of subsidiaries nor the equity method of accounting for minorityowned companies is applied in the financial statements of HEI.

     The official accounting records of HEI are maintained in Korean Won in accordance with the laws and regulations of the Republic of Korea. For the convenience of the reader, the financial data have been translated into U.S. dollars at the rate of 788 Won per U.S. Dollar, which was the prevailing rate at December 31, 1994.

                    HYUNDAI ELECTRONICS INDUSTRIES CO., LTD

                          SELECTED BALANCE SHEET DATA

                                                                             DECEMBER 31,
                                                                   ---------------------------------
                                                                        1994               1993
                                                                   --------------     --------------
                                                                            (IN THOUSANDS)
Current Assets...................................................    $1,343,500         $  793,064
Total Assets.....................................................     4,150,175          2,781,764
                                                                     ==========         ==========
Current Liabilities..............................................     1,492,756          1,147,190
Total Liabilities................................................     3,580,049          2,371,166
Stockholders' Equity.............................................       570,126            410,597
Total Liabilities and Stockholders' Equity.......................     4,150,125          2,781,764
                                                                     ==========         ==========

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Purchaser, Parent and the Hyundai Shareholders are set forth in
Schedule I hereto.

     Except as set forth in this Offer to Purchase, none of the Purchaser, Parent or the Hyundai Shareholders, or, to the best knowledge of the Purchaser, Parent and the Hyundai Shareholders, any of the persons listed in Schedule I hereto, or any associate or majority-owned subsidiary of such persons, beneficially owns any equity security of the Company, and none of the Purchaser, Parent or the Hyundai Shareholders, or, to the best knowledge of the Purchaser, Parent or the Hyundai Shareholders or any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

     Except as set forth in this Offer to Purchase, none of the Purchaser, Parent or the Hyundai Shareholders, or, to the best knowledge of the Purchaser, Parent and the Hyundai Shareholders, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of the Purchaser, Parent or the Hyundai Shareholders, or, to the best knowledge of the Purchaser, the Parent or the Hyundai Shareholders, any of the persons listed in Schedule I hereto has had any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting under the rules of the SEC.

     Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between any of the Purchaser, Parent or the Hyundai Shareholders, or their respective subsidiaries, or, to the best knowledge of the Purchaser, Parent or the Hyundai Shareholders, any of the persons listed in
Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets.

SECTION 9.  DIVIDENDS AND DISTRIBUTIONS.

     The Company has agreed in the Merger Agreement that, other than as expressly contemplated by the Merger Agreement or as agreed to in writing by Parent, it shall not and shall not permit any of its subsidiaries to: (i)(a) declare, set aside or pay any dividends or other distribution with respect to the Company's capital stock or that of its subsidiaries, or (b) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock or that of its subsidiaries; (ii) issue, sell, pledge or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of the Company or its subsidiaries, other than Shares issued upon the exercise of Options outstanding on the date hereof; or (iii) split, combine or reclassify the outstanding capital stock of the Company or of any of the subsidiaries of the Company. See "Special Factors -- The Merger Agreement."

SECTION 10.  CONDITIONS TO THE OFFER.

     Certain Conditions of the Offer. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the HSR Act or the Exon-Florio Act has not expired or terminated, or (ii) the Korean Approval Condition shall not have been satisfied or (iii) at any time on or after the date of the Merger Agreement and before the time of payment for any such Shares, any of the following events shall occur or shall be determined by the Purchaser to have occurred:

          (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign, federal or state, governmental, regulatory or administrative agency or authority or court or legislative body or commission which directly or indirectly (1) prohibits, or imposes any material limitations on, Parent's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or compels Parent or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case, taken as a whole, (2) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (3) results in the delay in or restricts the ability of the Purchaser, or renders the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (4) imposes material limitations on the ability of the Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (5) otherwise materially adversely affects the consolidated financial condition, businesses or results of operations of the Company and its subsidiaries, taken as a whole, provided that Parent shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

          (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the Nasdaq National Market System, for a period in excess of three hours, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the Republic of Korea (whether or not mandatory), (3) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or the Republic of Korea, or, in the case of any of the foregoing in existence on the date of the Merger Agreement, any material acceleration or worsening thereof, (4) any limitation (whether or not mandatory) by any foreign or United States governmental authority on the extension of credit by banks or other financial institutions, (5) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by a cumulative amount in excess of 20% over the period from the close of business on the date of the Merger Agreement through the close of business on the day immediately preceding the expiration of the Offer, (6) a change in general financial bank or capital market conditions which materially or adversely affects the ability of financial institutions in the United States or the Republic of Korea to extend credit or syndicate loans, (7) any significant change in the United States or the Republic of Korea currency exchange rates or suspension of, or limitation on, the markets therefor (whether or not mandatory) or the imposition of, or any significant change in, any currency or exchange control laws in the United States or the Republic of Korea, or (8) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (c) (1) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect as of the date of the Merger Agreement and as of consummation of the Offer as though made on or as of such date, (2) the Company shall have failed to comply with its covenants and agreements under the Merger Agreement in all material respects or (3) there shall have occurred any events or changes which have had or which are reasonably likely to have a material adverse effect on the Company and its subsidiaries taken as a whole, compared to its net losses and declining cash position over its three most recent fiscal quarters;

          (d) the Company's Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, or recommended another proposal or offer, or the Board of Directors of the Company, upon request of the Purchaser, shall fail to reaffirm such approval or recommendation or shall have resolved to do any of the foregoing; or

          (e) the Merger Agreement shall have terminated in accordance with its terms;

which in the sole judgment of Parent or the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payments for Shares.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

SECTION 11.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     General. Except as otherwise disclosed herein, based on a review of publicly available information filed by the Company with the SEC, neither the Purchaser nor Parent is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or the Merger or (ii) any approval or other action, other than satisfaction of the Korean Approval Condition, the requirements of the HSR Act and the Exon-Florio Provision, described below, by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that such approval or action would be sought. While the Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, the Purchaser or Parent or that certain parts of the businesses of the Company, the Purchaser or Parent might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 10.

     Korean Governmental Approvals. The Offer is conditioned on, among other things, the obtainment of final approval of all necessary governmental officials and agencies of the Republic of Korea to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, without any conditions reasonably deemed by Parent to materially adversely affect the intended economic benefits to it and its affiliates of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. HEI expects to submit an approval application with the Bank of Korea (the "BOK") pursuant to the Foreign Exchange Control Act of Korea (the "FECA") in connection with the Offer, the Merger and the transactions contemplated by the Merger Agreement. Under FECA and the rules promulgated thereunder, overseas investments by a Korean resident are permissible in principle when the shares to be acquired by the Korean investor will constitute 20% or more of the outstanding shares of a company. Because the Offer, the Merger and the transactions contemplated by the Merger Agreement contemplate an investment of over $10 million in a foreign country, Parent and the Purchaser must also obtain approval of the Overseas Investment Deliberation Committee (the "OIDC"), a committee of Korean government officials operating under the auspices of the BOK and the Korean Ministry of Finance and Economy (the "MOFE"). The OIDC considers factors such as the general appropriateness of the investment, possible negative effects of the transaction upon the Korean economy or Korean foreign policy, whether the transaction would be against Korean social or public order, and whether the Korean investor has previously violated Korean foreign investment policies.

     Once all the necessary documents for the BOK approval are prepared and filed with the BOK, the BOK preliminarily reviews the application and forwards it to the MOFE. The MOFE then arranges for review of the application by the OIDC, and the OIDC determines whether or not to approve the application. Following the OIDC's decision, the MOFE returns the application to the BOK along with the OIDC's decision. The BOK then issues its final decision on approval shortly after such receipt. The Purchaser will not accept for payment Shares validly tendered pursuant to the Offer unless and until the Korean Approval Condition is satisfied. It is not possible to predict the amount of time necessary to obtain this governmental approval or whether such approval can be obtained. It is anticipated, however, that the time necessary to obtain such approval will extend beyond the Expiration Date, and, subject to the other conditions of the Offer, the Purchaser intends to extend the Offer from time to time until such approval has been received. See Section 10. It is expected that the application will be submitted by Parent by November 15, 1995.

     Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Parent expects to file a Notification and Report Form with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement by November 10, 1995.

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent. Accordingly, if such filing is made on the expected date of November 10, 1995, the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on November 25, 1995, unless Parent receives a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-day period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 10.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after the Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties and state attorneys general may also bring action under the antitrust laws under certain circumstances. Based upon an examination of publicly available information relating to the businesses in which Parent and the Company are engaged, Parent and the Purchaser believe that the acquisition of Shares by the Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 10 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

     Exon-Florio Provision. The Exon-Florio Provision applies to all acquisitions proposed or pending on or after August 23, 1988, by or with foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States. The Exon-Florio Provision empowers the President of the United States to prohibit or suspend mergers, acquisitions or takeovers by or with foreign persons if the President finds, after investigations, credible evidence that the foreign person might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provided adequate and appropriate authority to protect the national security. The President has designated The Committee on Foreign Investment in the United States ("CFIUS") as the agency authorized under the Exon-Florio Provision to receive notices and other information, to determine whether investigations should be undertaken and to make investigations. CFIUS is comprised of representatives of the Departments of Treasury, State, Commerce, Defense and Justice, the Office of Management and Budget, the United States Trade Representative's Office and the Council of Economic Advisors. Any determination by CFIUS that an investigation is called for must be made within 30 days after its acceptance of written notification concerning a proposed transaction. In the event that CFIUS determines to undertake an investigation, such investigation must be completed within 45 days after such determination. Upon completion or termination of any such investigation, the Committee must report to the President and present its recommendation. The President then has 15 days in which to suspend or prohibit the proposed transaction or to seek other appropriate relief. In order for the President to exercise his authority to suspend or prohibit an acquisition, the President must make two findings: (i) that there is credible evidence that leads the President to believe that the foreign interest exercising control might take action that threatens to impair national security and (ii) that provisions of law other than the Exon-Florio Amendment and the International Emergency Economic Powers Act do not provide adequate and appropriate authority for the President to protect the national security in connection with the acquisition. Such findings are not subject to judicial review. If the President makes such findings, he may take action for such time as he considers appropriate to suspend or prohibit the relevant acquisition. The President may direct the Attorney General to seek appropriate relief, including divestment relief, in the District Courts of the United States in order to implement and enforce the Exon-Florio Amendment. The Exon-Florio Amendment does not obligate the parties to an acquisition to notify CFIUS of a proposed transaction. However, if notice of a proposed acquisition is not submitted to CFIUS, then the transaction remains indefinitely subject to review by the President under the Exon-Florio Amendment, unless it is determned that CFIUS does not have jurisdiction over the transaction.

     The Purchaser and the Company have not yet determined whether CFIUS has jurisdiction and therefore whether a filing is appropriate with regard to the transactions contemplated by the Merger Agreement. Although the Purchaser believes that the transactions contemplated by the Merger Agreement should not raise any national security concerns, there can be no assurance that CFIUS will not determine to conduct an investigation of the proposed transaction and, if an investigation is commenced, there can be no assurance regarding the outcome of such investigation. If the results of such investigation are adverse to the Purchaser, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

     State Takeover Statutes. As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless:
(i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of the Company's Restated Certificate of Incorporation and Section 203, the Board approved the acquisition of Class A Shares by Parent and its affiliates in 1993. Accordingly, the transactions contemplated by the Merger Agreement, including Purchaser's acquisition of Shares pursuant to the Offer, are exempt from the provisions of Section 203.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer and the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 10.

SECTION 12.  FEES AND EXPENSES.

     Merrill Lynch is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services in connection with the acquisition of the Company. Parent has agreed, pursuant to an engagement letter dated as of October 16, 1995 (the "Engagement Letter"), to pay Merrill Lynch (i) a fee of $50,000, payable on the date of the Engagement Letter, (ii) an additional fee of 0.25% of the aggregate purchase price to be paid in the Offer and the Merger, payable on the date of the Merger Agreement, and (iii) if, during the period Merrill Lynch is retained pursuant to the Engagement Letter or within two years thereafter, Parent and the Company consummate an Acquisition Transaction (as defined in the Engagement Letter and including, without limitation, the Tender Offer and the Merger) or enter into an agreement that subsequently results in an Acquisition Transaction, an additional fee of 0.85% of the aggregate purchase price paid in such Acquisition Transaction (against which fee any amounts paid pursuant to clauses (i) or (ii) above will be credited), payable upon the closing of such Acquisition Transaction or, in the case of a tender offer or exchange offer, upon the acceptance for payment of Shares pursuant thereto. For the purpose of calculating the above fees, the "aggregate purchase price paid" in an Acquisition Transaction shall (i) be computed as if all of the then outstanding Shares on a fully diluted basis (other than Shares held by Parent as of the date of the Engagement Letter) were acquired in such Acquisition Transaction at the per Share price paid in such transaction and (ii) shall include the amount of any indebtedness of the Company assumed or acquired by Parent or an affiliate of Parent, or retired or defeased, in connection with the Acquisition Transaction (the Debentures being valued for this purpose at 80% of their face value). In addition, the Engagement Letter provides that Parent will reimburse Merrill Lynch for its reasonable out-of-pocket expenses (including reasonable fees and expenses of its legal counsel) and will indemnify Merrill Lynch and certain related persons against certain liabilities, including liabilities under securities laws, arising out of its engagement. Merrill Lynch has rendered various investment banking and other advisory services to Parent and its affiliates in the past and is expected to continue to render such services, for which it has received and will continue to receive customary compensation from Parent and its affiliates.

     For a description of the compensation of Bear Stearns, financial advisor to the Special Committee, see "Special Factors -- Opinion of Financial Advisor."

     The Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for its services, estimated to total approximately $10,000 to $15,000, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Citibank, N.A. has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, estimated to total approximately $5,000 to $8,000, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     It is estimated that the expenses incurred in connection with the Transaction will be approximately as set forth below:

Financial Advisor Fees...........................................................  $6,900,000
Legal Fees.......................................................................     775,000
Printing and Mailing Costs.......................................................     125,000
Filing Fees......................................................................      55,000
Miscellaneous....................................................................     100,000
                                                                                   ----------
          Total..................................................................  $7,955,000
                                                                                   ==========

     Except as set forth above, the Purchaser and Parent will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request only, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

SECTION 13. MISCELLANEOUS.

     Neither Parent nor the Purchaser is aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith is prohibited by any administrative or judicial action pursuant to any valid state statute. If Parent or the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Parent or the Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Parent or the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser, by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Parent and the Purchaser have filed with the SEC the Tender Offer Statement on Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. Parent, the Purchaser, the Hyundai Shareholders and the Company have filed with the SEC the Schedule 13E-3, together with exhibits, pursuant to Rule 13e-3 under the Exchange Act, with respect to the Offer. The Company has filed with the SEC the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth the Company's recommendation of the Board of

Directors with respect to the Offer and other information required to be disseminated to stockholders of the Company pursuant to Rule 14d-9. The Schedule 14D-9 is being mailed to stockholders of the Company herewith. Such Schedule 14D-1, Schedule 13E-3 and Schedule 14D-9, including exhibits and any amendments thereto, which furnish certain additional information with respect to the Offer, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 (except that they will not be available at the regional offices of the SEC).

                                          HYUNDAI ACQUISITION, INC.

NOVEMBER 8, 1995

                                                                      SCHEDULE I

          INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
             OF PARENT, THE PURCHASER AND THE HYUNDAI SHAREHOLDERS

     1. Directors and Officers of Hyundai Electronics America. The following table sets forth the names, present principal occupations or employment and material occupations, positions, offices or employment, during the last five years of each director and executive officer of Parent. Unless otherwise indicated, all occupations, offices or positions of employment listed opposite an individual's name are or were with Parent. Except as otherwise indicated, each of the persons listed below is a citizen of the Republic of Korea. The business address of each individual is 510 Cottonwood Drive, Milpitas, California 95035.

            NAME                             PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------------  --------------------------------------------------------------
Young Hwan Kim...............  Mr. Kim has been a member of the Board of Directors of Parent
  President, Chief Executive   since 1990. Mr. Kim has been Chief Executive Officer and
  Officer and Director         President of Parent since October 1990.
David Eichler................  Mr. Eichler has been a member of the Board of Directors of
  Chief Financial Officer and  Parent since 1994. Mr. Eichler has also been Chief Financial
  Director                     Officer of Parent since March 1994. Previously, Mr. Eichler was Chief Financial Officer of Trident Systems from July 1993 to February 1994. Mr. Eichler was also Assistant Treasurer of
                               Syntex Corporation from February 1992 to July 1993. Mr.
                               Eichler was Director of Finance of Syntex USA from February
                               1990 to February 1992. Mr. Eichler is a citizen of the United
                               States of America.
Sei Kwang Park...............  Mr. Park has been Secretary of Parent since February 1995. Mr.
  Secretary and Senior         Park has also been Senior Manager of HEI since October 1990.
  Manager
Dong Soo Shyn................  Mr. Shyn has been a member of the Board of Directors of Parent
  Director                     since 1995. He was Vice President of Parent from October 1990 to March 1995.

     2. Directors and Executive Officers of Hyundai Electronics Industries Co., Ltd. The following table sets forth the names, present principal occupations or employment and material occupations, positions, offices or employment, during the last five years of each executive officer of HEI and each person carrying out a function in HEI similar to that of a director in a United States corporation. Unless otherwise indicated, all occupations, offices or positions of employment listed opposite an individual's name are or were with HEI. Except as otherwise indicated, each of the persons listed below is a citizen of the Republic of Korea. The business address of each individual is San 136-1, Ami-ri, Bubal-eub, Ichon-kun, Kyoungki-do, Korea.

            NAME                             PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------------  --------------------------------------------------------------
Mong Hun Chung...............  Mr. Chung has been Chairman of HEI since January 1992. He was
  Chairman, President and      President and Representative Director of HEI from February
  Representative Director      1984 to December 1991. Currently, Mr. Chung is also Vice
                               Chairman of HMM and holds directorship positions on the boards of other Parent affiliated companies.
Joo Yong Kim.................  Mr. Kim has been President and Representative Director of HEI
  President and                since January 1992. Mr. Kim was President and Representative
  Representative Director      Director of HHI from October 1990 to January 1992.
Dong Sik Kim.................  Mr. Kim has been Executive Vice President of HEI's Industrial
  Executive Vice President     Electronics Sector since October 1990.
Kyung Hee Choi...............  Mr. Choi has been Executive Vice President of HEI's
  Executive Vice President     Administration Division since October 1990.

            NAME                             PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------------  --------------------------------------------------------------
Kye Hwan Oh..................  Mr. Oh has been Executive Vice President of HEI's Memory
  Executive Vice President     Business Division since October 1990.
Young Yull Rha...............  Mr. Rha has been Executive Vice President of HEI's
  Executive Vice President     Semiconductor Manufacturing Division since October 1990.

     On August 14, 1992, the Criminal District Court, Seoul, Korea, entered a sentence of 2 1/2 years imprisonment, suspended for 3 years, against Mr. Choi. The conviction was based on alleged improper accounting by HMM, resulting in underpayment of its Korean income tax. Mr. Choi is currently serving a probationary sentence, but no fine or imprisonment will be imposed against Mr. Choi as long as Mr. Choi does not engage in activities which led to his conviction during the probationary period. It is expected that Mr. Choi's probation will be terminated in the near future.

     3.  Directors and Executive Officers of Hyundai Heavy Industries Co.,
Inc. The following table sets forth the names, present principal occupations or employment and material occupations, positions, offices or employment, during the last five years of each executive officer of HHI and each person carrying out a function in HHI similar to that of a director in a United States corporation. Unless otherwise indicated, all occupations, offices or positions of employment listed opposite an individual's name are or were with HHI. Except as otherwise indicated, each of the persons listed below is a citizen of the Republic of Korea. The business address of each individual is 1, Cheonha-dong, Ulsan, Kyungnam, Korea.

            NAME                             PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------------  --------------------------------------------------------------
Jung Kook Kim................  Mr. Kim has been President and Representative Director of HHI
  President and                since January 1993. Mr. Kim was President and Representative
  Representative Director      Director of Hyundai Engineering and Construction Co., Ltd.
                               from October 1990 to January 1993.
Soo Sik Kwon.................  Mr. Kwon has been Executive Vice President of HHI's Engine
  Executive Vice President     Division since October 1990.
Ju Yeong Kim.................  Mr. Kim has been Executive Vice President of HHI's Plant
  Executive Vice President     Division since October 1990.
Jeong Nam Lee................  Mr. Lee has been Executive Vice President of HHI's Ship
  Executive Vice President     Building Division since October 1990.
Yeoung Gi Lee................  Mr. Lee has been Senior Vice President of HHI's Financing and
  Senior Vice President        Administration Division since October 1990.
Sang Chun Chung..............  Mr. Chung has been Senior Vice President of HHI's Marketing
  Senior Vice President        Division since October 1990.

     4. Directors and Executive Officers of Hyundai Corporation. The following table sets forth the names, present principal occupations or employment and material occupations, positions, offices or employment, during the last five years of each executive officer of HC and each person carrying out a function in HC similar to that of a director in a United States corporation. Unless otherwise indicated, all occupations, offices or positions of employment listed opposite an individual's name are or were with HC. Except as otherwise indicated, each of the persons listed below is a citizen of the Republic of Korea. The business address of each individual is 140-2, Kye-dong, Chongro-ku, Seoul, Korea.

            NAME                             PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------------  --------------------------------------------------------------
Choon Lim Lee................  Mr. Lee has been Chairman of HC since October 1990.
  Chairman
Se Yong Park.................  Mr. Park has been President and Representative Director of HC
  President and                since January 1991. He was President and Representative
  Representative Director      Director of HHM from October 1990 to January 1991.
Chung Il Chung...............  Mr. Chung has been Executive Vice President of HC since
  Executive Vice President     October 1990.

            NAME                             PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------------  --------------------------------------------------------------
Kang Soo Choo................  Mr. Choo has been Executive Vice President of HC's Energy and
  Executive Vice President     Resources Division since October 1990.
Won Jin Park.................  Mr. Park has been Vice President of HC's Administration
  Vice President               Division since October 1990.

     5.  Directors and Executive Officers of Hyundai Merchant Marine Co.,
Ltd. The following table sets forth the names, present principal occupations or employment and material occupations, positions, offices or employment, during the last five years of each executive officer of HMM and each person carrying out a function in HMM similar to that of a director in a United States corporation. Unless otherwise indicated, all occupations, offices or positions of employment listed opposite an individual's name are or were with HMM. Except as otherwise indicated, each of the persons listed below is a citizen of the Republic of Korea. The business address of each individual is 96, Mukyo-dong, Chung-ku, Seoul, Korea.

            NAME                             PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------------  --------------------------------------------------------------
Yung Won Hyun................  Mr. Hyun has been Chairman of HMM since October 1990.
  Chairman
Mong Hun Chung...............  Mr. Chung has been Vice Chairman and Representative Director
  Vice Chairman and            of HMM since October 1990.
  Representative Director
Se Yong Park.................  Mr. Park has been President and Representative Director of HMM
  President and                since October 1990.
  Representative Director
Young Woo Yoon...............  Mr. Yoon has been Executive Vice President of HMM's Bulk
  Executive Vice President     Carrier Business Division since October 1990.
Ik Sang Moon.................  Mr. Moon has been Executive Vice President of HMM's Container
  Executive Vice President     Business Division since October 1990.
Dong Kook Chang..............  Mr. Chang has been Senior Vice President of HMM's Managerial
  Senior Vice President        Administration Division since October 1990.

     6. Directors and Executive Officers of Hyundai Acquisition, Inc. The following table sets forth the names, present principal occupations or employment and material occupations, positions, offices or employment, during the last five years of each director and executive officer of Purchaser. Unless otherwise indicated, all occupations, offices or positions of employment listed opposite an individual's name are or were with Purchaser. Except as otherwise indicated, each of the persons listed below is a citizen of the Republic of Korea. The business address of each individual is 510 Cottonwood Drive, Milpitas, California 95035.

            NAME                             PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------------  --------------------------------------------------------------
Young Hwan Kim...............  Mr. Kim has been a member of the Board of Directors of
  President, Chief Executive   Purchaser since 1995. He has been the Chief Executive Officer,
  Officer, Secretary and       President and Secretary of Purchaser since November 1995. Mr.
  Director                     Kim has also served as Chief Executive Officer, President and
                               Director of Parent since October 1990.

                                                                     SCHEDULE II

          INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
                                 OF THE COMPANY

     Directors and Executive Officers of Maxtor Corporation. The following table sets forth the names, present principal occupations or employment and material occupations, positions, offices or employment, during the last five years of each director and executive officer of the Company. Unless otherwise indicated, all occupations, offices or positions of employment listed opposite an individual's name are or were with the Company. Except as otherwise indicated, each of the persons listed below is a citizen of the United States of America. The business address of each individual is 211 River Oaks Parkway, San Jose, CA 95134.

             NAME                            PRINCIPAL OCCUPATION OR EMPLOYMENT
------------------------------  -------------------------------------------------------------
Mong Hun Chung................  Mr. Chung has been a member of the Board of Directors of the
  Chairman of the Board         Company since February 1994. Mr. Chung has also been Chairman of the Board of Directors of Hyundai Electronics Industries
                                Co., Ltd. in Korea since January 1992. He was President and
                                Representative Director of Hyundai Electronics Industries
                                Co., Ltd. in Korea from February 1984 to December 1991.
                                Currently, Mr. Chung is also Vice Chairman of Hyundai
                                Merchant Marine Co., Ltd. and holds directorship positions on the boards of other Parent affiliated companies. Mr. Chung is a citizen of the Republic of Korea.
Charles F. Christ.............  Mr. Christ has been a member of the Board of Directors of the
  Director                      Company since August 1995. Mr. Christ is the Vice President and General Manager of the Components Division of Digital
                                Equipment Corporation. Prior to joining Digital Equipment
                                Corporation, Mr. Christ was a senior partner with the
                                management consulting group of Coopers & Lybrand LLP in New
                                York City, where he specialized in restructuring programs, turnarounds, and strategic planning. Previously, he was
                                President and Chief Executive Officer of Digital Sound
                                Corporation, a telecommunications voice-processing company in
                                Santa Barbara, California.
Gregory M. Gallo..............  Mr. Gallo has been a member of the Board of Directors of the
  Director                      Company since December 1987. Mr. Gallo is an attorney and
                                member of Gray Cary Ware & Freidenrich, a Professional
                                Corporation, a Palo Alto, California law firm, which was the successor by merger in January 1994 to Ware & Freidenrich, and which serves as outside counsel to the Company. Mr. Gallo has been a member of Gray Cary Ware & Freidenrich or its
                                predecessor firm since 1977. He is also currently a director of Network General Corporation, a network diagnostics com-
                                pany, and General Magic, Inc., a software company.
Charles Hill..................  Mr. Hill has been a member of the Board of Directors of the
  Director                      Company since March 1992. Mr. Hill has been a Senior Research
                                Fellow at the Hoover Institution since 1989. From 1982 to
                                1989, he served as Chief of Staff of the U.S. State
                                Department and Executive Assistant to former U.S. Secretary of State George P. Shultz. Mr. Hill at present is
                                Diplomat-in-Residence at Yale University and Special
                                Consultant to the Secretary General of the United Nations.

             NAME                            PRINCIPAL OCCUPATION OR EMPLOYMENT
------------------------------  -------------------------------------------------------------
In Baik Jeon..................  Mr. Jeon has been a member of the Board of Directors of the
  Director                      Company since February 1994. Mr. Jeon has been President and
                                Chief Executive Officer and a director of Axil Computer,
                                Inc., a workstation computer manufacturer, in Santa Clara,
                                California, since February 1995. Previously, he was Vice
                                President of Strategic Development of the Company from
                                February 1994 until February 1995. Prior to 1994, Mr. Jeon held various management positions with Hyundai Business Group companies, including Vice President, Corporate Planning of
                                Hyundai Electronics Industries Co., Ltd., from 1991 to 1994, and Senior Vice President of Hyundai Electronics America from
                                1988 to 1991. Mr. Jeon is a citizen of the Republic of Korea.
Dr. Chong Sup Park............  Dr. Park has been a member of the Board of Directors of the
  President, Chief Executive    Company since February 1994. Dr. Park was appointed President
  Officer and Director          and Chief Executive Officer of the Company in February 1995.
                                From July 1993 to February 1995, Dr. Park was President and
                                Chief Executive Officer of Axil Computer, Inc. He has been
                                Chairman of Axil Computer, Inc. since July 1993. Previously, he taught at the graduate schools of business and
                                international studies, Yonsei University, Seoul, Korea, in addition to having undertaken research projects for Ernst &
                                Young Consulting Company, Seoul, Korea, from April 1992
                                through June 1993. Dr. Park also held various management
                                positions with Hyundai Electronics Industries Co., Ltd.,
                                including from 1990 to February 1992, Senior Vice President,
                                Semiconductor Sales and Marketing. From 1985 to 1989, Dr.
                                Park was President and Chief Executive Officer of Hyundai
                                Electronics America, Inc., of San Jose, California. Dr. Park
                                is a citizen of the Republic of Korea.
Dr. Richard D. Balanson.......  Dr. Balanson has been a member of the Board of Directors of
  Executive Vice President,     the Company since October 1994. Dr. Balanson was appointed
  Chief Technical Officer       Executive Vice President and Chief Technical Officer of the
  and Director                  Company in October 1994. He joined the Company in August 1994 as Vice President and Chief Technical Officer. Prior to
                                joining the Company, Dr. Balanson was President and Chief
                                Operating Officer of Applied Magnetics Corporation from 1992 to 1994. From 1975 until 1992, he served in several manage-
                                rial positions with International Business Machines.
Rick Brantmeyer...............  Mr. Brantmeyer joined the Company as Senior Vice President,
  Senior Vice President,        Sales and Marketing in August 1995. Prior to joining the
  Sales and Marketing           Company, he served in senior management positions at Western
                                Digital Corporation, including Vice President of Marketing and Vice President, Key Account Sales. Prior to joining
                                Western Digital Corporation, he served in senior management positions at MiniScribe Corp., including Vice President, Key
                                Account Sales, Group Vice President of Products and Vice
                                President of North American Sales.
Katherine Curtin Young........  Ms. Young joined the Company as Senior Vice President of
  Senior Vice President,        Worldwide Materials in August 1994 and was promoted to Senior
  Worldwide Operations          Vice President, Worldwide Operations in January 1995. From
                                February 1993 to July 1994, Ms. Young was President of
                                Worldwide Supplier Management of AST Research Inc., a
                                supplier of desktop, file server and notebook computers. From
                                September 1988 to January 1993, Ms. Young served as Vice
                                President, Corporate Materials at Conner Peripherals, a disk drive manufacturer.

             NAME                            PRINCIPAL OCCUPATION OR EMPLOYMENT
------------------------------  -------------------------------------------------------------
Nathan Kawaye.................  Mr. Kawaye joined the Company as Vice President, Finance and
  Vice President, Finance       Financial Planning & Analysis in November 1991. In October
  Corporate Controller and      1994, Mr. Kawaye was appointed Vice President, Finance and
  Chief                         Corporate Controller. In April 1995, Mr. Kawaye was named
  Accounting Officer            Vice President, Finance, Corporate Controller and Chief
                                Accounting Officer. Prior to joining the Company, he served as Vice President, Finance and Administration and Chief
                                Financial Officer of Sigma Circuits Incorporated, a printed circuit board manufacturer, from May 1989 to November 1991.
Glenn H. Stevens..............  Mr. Stevens joined the Company as Vice President, General
  Vice President, General       Counsel and Secretary in June 1994. From August 1992 to May
  Counsel and Secretary         1994, Mr. Stevens had a private law practice. From 1979 to
                                August 1992, he held various legal positions at U S West,
                                Inc., a telecommunications products and services provider, including Chief Counsel and Secretary for its research and development organization and Chief Intellectual Property
                                Counsel for the family of U S West companies.

                                                                       EXHIBIT I

LOGO                                                    BEAR, STEARNS & CO. INC.

                                                                 CITICORP CENTER
                                                              ONE SANSOME STREET
                                                 SAN FRANCISCO, CALIFORNIA 94104
                                                                  (415) 772-2900

                                                                ATLANTA - BOSTON
                                                  CHICAGO - DALLAS - LOS ANGELES
                                                        NEW YORK - SAN FRANCISCO

                                                  FRANKFURT - GENEVA - HONG KONG
                                                          LONDON - PARIS - TOKYO
                                          November 1, 1995
Special Committee of the Board of Directors
Maxtor Corporation
211 River Oaks Parkway
San Jose, CA 95134

Attention: Mr. Charles Hill
            Chairmain of the Special Committee

Dear Sirs:

We understand that Maxtor Corporation ("Maxtor") has received an offer from Hyundai Electronics America ("HEA") to acquire all of the outstanding shares of the Common Stock of Maxtor (the "Shares") which Hyundai Electronics Industries Co., Ltd., together with its affilitates, does not already own. You have provided us with the Agreement and Plan of Merger in substantially final form (the "Merger Agreement") among Maxtor, HEA and a wholly-owned subsidiary of HEA ("Subsidiary"). As more fully described in the Merger Agreement, Subsidiary (i) would promptly commence a tender offer to purchase all Shares for $6.70 per share in cash and (ii) as promptly thereafter as practicable would merge with Maxtor, and each outstanding Share not previously tendered would be converted into the right to receive $6.70 in cash (collectively, the "Transaction").

You have asked us to render our opinion as to whether the Transaction is fair, from a financial point of view, to the shareholders of Maxtor (other than the holders of Class A Common Stock of Maxtor).

In the course of our analyses for rendering this opinion, we have:

               1. reviewed the Merger Agreement;

               2. reviewed Maxtor's Annual Reports to Shareholders and Annual
                  Reports on Form 10-K for the fiscal years ended March 31, 1993 through 1995, and its Quarterly Report on Form 10-Q for the period ended July 1, 1995;

               3. reviewed certain operating and financial information,
                  including projections, provided to us by management relating to Maxtor's business and prospects;

               4. met with certain members of Maxtor's senior management to discuss its operations, historical financial statements and future prospects;

               5. visited Maxtor's facilities in San Jose, California;

               6. reviewed the historical prices and trading volume of the common shares of Maxtor;

               7. reviewed publicly available financial data and stock market performance data of companies which we deemed generally comparable to Maxtor;

               8. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Maxtor; and

               9. conducted such other studies, analyses, inquiries and
                  investigations as we deemed appropriate.

In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by Maxtor. With respect to Maxtor's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Maxtor as to its expected future performance. We have not assumed any responsibility for the information or projections provided to us, and we have further relied upon the assurances of the management of Maxtor that it is unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of Maxtor. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

Based on the foregoing, it is our opinion that the Transaction is fair, from a financial point of view, to the shareholders of Maxtor (other than the holders of Class A Common Stock of Maxtor).

We have acted as financial advisor to the Special Committee of Maxtor's Board of Directors in connection with the Transaction and will receive a fee for such services, payment of a significant portion of which is contingent upon the consummation of the Transaction.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.

                                    LOGO
                                          By: /s/ G. Matthews
                                            ------------------------------------
                                            Managing Director

                                                                      EXHIBIT II

          FINANCIAL RESULTS FOR THE FIRST QUARTER OF FISCAL YEAR 1996
                               ENDED JULY 1, 1995

                               MAXTOR CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                                         ---------------------
                                                                         JULY 1,      JUNE 25,
                                                                           1995         1994
                                                                         --------     --------
Revenue................................................................  $315,894     $218,310
Cost of revenue........................................................   286,033      194,286
                                                                         --------     --------
Gross margin...........................................................    29,861       24,024
                                                                         --------     --------
Operating expenses:
  Research and development.............................................    22,791       14,036
  Selling, general and administrative..................................    18,976       21,045
                                                                         --------     --------
Total operating expenses...............................................    41,767       35,081
                                                                         --------     --------
Loss from operations...................................................   (11,906)     (11,057)
Interest expense.......................................................    (1,820)      (1,971)
Interest income........................................................       552        1,439
                                                                         --------     --------
Loss before income taxes...............................................   (13,174)     (11,589)
Provision for income taxes.............................................       653          600
                                                                         --------     --------
Net loss...............................................................  $(13,827)    $(12,189)
                                                                         ========     ========
Net loss per share.....................................................  $  (0.27)    $  (0.24)
                                                                         ========     ========
Shares used in computing net loss per share............................    52,085       49,925
                                                                         ========     ========

                            See accompanying notes.

                               MAXTOR CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                        JULY 1,        MARCH 25,
                                                                         1995             1995
                                                                      -----------     ------------
                                                                      (UNAUDITED)      (AUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents.........................................   $  82,227       $   96,518
  Short-term investments............................................          --           11,998
  Accounts receivable, net of allowance for doubtful accounts of
     $3,168 at July 1, 1995 and $3,850 at March 25, 1995............     103,084          111,530
  Inventories:
     Raw materials..................................................      51,166           40,528
     Work-in-process................................................      30,623           28,398
     Finished goods.................................................      35,113           20,754
                                                                          ------           ------
                                                                         116,902           89,680
  Prepaid expenses and other........................................      11,837            8,695
                                                                          ------           ------
          Total current assets......................................     314,050          318,421
Property, plant and equipment, at cost:
  Buildings.........................................................      22,593           22,575
  Machinery and equipment...........................................     165,804          146,020
  Furniture and fixtures............................................      12,381           12,177
  Leasehold improvements............................................       9,298            9,262
                                                                          ------           ------
                                                                         210,076          190,034
  Less accumulated depreciation and amortization....................    (140,002)        (133,890)
                                                                          ------           ------
     Net property, plant and equipment..............................      70,074           56,144
Other assets........................................................       7,173            7,282
                                                                          ------           ------
                                                                       $ 391,297       $  381,847
                                                                          ======           ======
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings.............................................   $  30,000       $   30,000
  Accounts payable..................................................     157,084          136,746
  Income taxes payable..............................................       7,003            6,807
  Accrued payroll and payroll-related expenses......................      13,755           14,802
  Accrued warranty..................................................      22,495           25,058
  Accrued special and restructuring.................................         434              635
  Accrued expenses..................................................      22,814           18,972
  Long-term debt and capital lease obligations due within one
     year...........................................................       2,853            2,957
                                                                          ------           ------
          Total current liabilities.................................     256,438          235,977
Long-term debt and capital lease obligations due after one year.....     101,354          101,967
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.01 par value, 5,000,000 shares authorized; no
     shares issued or outstanding...................................          --               --
  Class A common stock, $0.01 par value, 19,480,000 shares
     authorized, issued and outstanding.............................         195              195
  Common stock, $0.01 par value, 180,520,000 shares authorized;
     issued and outstanding:
     July 1, 1995 -- 33,062,304 shares; March 25, 1995 -- 32,217,287
      shares........................................................         331              322
  Additional paid-in capital........................................     330,777          327,357
  Accumulated deficit...............................................    (297,798)        (283,971)
                                                                          ------           ------
     Total stockholders' equity.....................................      33,505           43,903
                                                                          ------           ------
                                                                       $ 391,297       $  381,847
                                                                          ======           ======

                            See accompanying notes.

                               MAXTOR CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                                         ---------------------
                                                                         JULY 1,      JUNE 25,
                                                                           1995         1994
                                                                         --------     --------
Increase (decrease) in cash and cash equivalents
Cash flows from operating activities:
  Net loss.............................................................  $(13,827)    $(12,189)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization.....................................     9,089       10,734
     Loss on disposal of property, plant and equipment.................        28           17
     Change in assets and liabilities:
       Accounts receivable.............................................     8,446       11,805
       Inventories.....................................................   (27,222)      (1,466)
       Prepaid expenses and other......................................    (3,142)       1,026
       Accounts payable................................................    20,338      (24,494)
       Income taxes payable............................................       196           92
       Accrued payroll and payroll-related expenses....................    (1,047)         730
       Accrued warranty................................................    (2,563)      (1,055)
       Accrued special and restructuring...............................      (201)         182
       Accrued expenses................................................     3,842      (11,046)
                                                                         --------     --------
          Total adjustments............................................     7,764      (13,475)
                                                                         --------     --------
          Net cash used in operating activities........................    (6,063)     (25,664)
                                                                         --------     --------
Cash flows from investing activities:
  Purchase of available-for-sale investments...........................        --      (25,094)
  Proceeds from maturity of available-for-sale investments.............    11,998        7,429
  Purchase of property, plant and equipment............................   (24,049)      (5,445)
  Proceeds from disposal of property, plant and equipment..............        79          128
  Other................................................................     1,153         (818)
                                                                         --------     --------
          Net cash used in investing activities........................   (10,819)     (23,800)
                                                                         --------     --------
Cash flows from financing activities:
  Proceeds from issuance of debt.......................................        --           59
  Principal payments on debt, including capital lease obligations......      (838)      (1,328)
  Proceeds from issuance of common stock, net of notes receivable,
     stock repurchases and tax benefits................................     3,429          131
                                                                         --------     --------
          Net cash provided by (used in) financing activities..........     2,591       (1,138)
                                                                         --------     --------
Net change in cash and cash equivalents................................   (14,291)     (50,602)
Cash and cash equivalents at beginning of period.......................    96,518      144,520
                                                                         --------     --------
Cash and cash equivalents at end of period.............................  $ 82,227     $ 93,918
                                                                         ========     ========
Supplemental disclosures of cash flow information:
Cash paid (received) for:
  Interest.............................................................  $    196     $    279
  Income taxes.........................................................       470          248
  Income tax refunds...................................................        --          (11)
Supplemental information on noncash investing and financing activities:
Capital lease obligations..............................................  $    121     $     22

                            See accompanying notes.

                               MAXTOR CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements include the accounts of Maxtor Corporation (Maxtor or the Company) and its wholly-owned subsidiaries. In connection with the sale of the assets of Storage Dimensions, Inc. (SDI), formerly a wholly-owned subsidiary of the Company, Maxtor acquired a 32.8% interest in the company formed for the purpose of purchasing the net assets of SDI. Maxtor accounts for its investment under the equity method. All significant intercompany transactions have been eliminated in consolidation. All adjustments of a normal recurring nature which, in the opinion of management, are necessary for a fair statement of the results for the interim periods have been made. It is recommended that the interim financial statements be read in conjunction with the Company's consolidated financial statements and notes thereto for the fiscal year ended March 25, 1995. Interim results are not necessarily indicative of the operating results expected for later quarters or the full fiscal year.

     The Company maintains a 52/53-week fiscal year cycle. Fiscal year 1996 will be comprised of 53 weeks. The first quarter of fiscal year 1996 was comprised of 14 weeks; remaining quarters will be comprised of 13 weeks. Fiscal year 1995 was comprised of 52 weeks; all quarters were comprised of 13 weeks.

2. SHORT-TERM BORROWINGS

     In September 1993, the Company obtained a secured, asset-based revolving line of credit. The original committed line of credit provided for borrowings up to $76.0 million over a two-year term and is secured by receivables, certain inventories and other assets. This revolving line of credit includes sublines for letters of credit and bears interest at various rates. Borrowings under this line of credit are limited to a percentage of eligible receivables. The agreement includes covenants to maintain certain financial ratios and precludes the Company from paying cash dividends. On June 17, 1994, the Company received an amendment to its line of credit for the minimum operating profit which is measured at the end of each quarter. With such amendment, the Company was in compliance with all financial covenants during the quarter ended June 25, 1994. On October 11, 1994, the Company received an unconditional waiver of defaults of minimum operating profit, minimum net worth and leverage ratio covenants defaults that occurred as of the fiscal quarter ended September 24, 1994. On October 31, 1994, the Company received another amendment to its line of credit with respect to each of the financial covenants that are measured at the end of each fiscal quarter and fiscal year end. The amendment extended the commitment on the revolving line of credit for an additional year, thereby providing for borrowings over a two-year term, ending September 1996. The Company also elected to reduce its line of credit from $76.0 million to $50.0 million. On August 2, 1995, the Company received an unconditional waiver of defaults of minimum operating profit and capital expenditures covenants that occurred as of the fiscal quarter ended July 1, 1995. This waiver enables the Company to borrow, if necessary, through the fiscal quarter ending September 30, 1995. As of July 1, 1995, $30.0 million of borrowings and $1.3 million of letters of credit were outstanding. The $30.0 million of borrowings was fully repaid the first week after fiscal quarter end. The balance available for additional borrowings under this line of credit at July 1, 1995 was approximately $15.5 million using the July 1, 1995 borrowing base.

     On July 20, 1995, the Company and Hyundai Electronics Industries Co., Ltd.
(HEI) entered into a memorandum of understanding under which HEI will provide a $100 million corporate guarantee, subject to negotiation and execution of a definitive agreement. The Company intends to obtain a $100 million credit facility supported by the HEI guarantee during the second quarter of fiscal year 1996.

                               MAXTOR CORPORATION

                                  (UNAUDITED)

3. NET LOSS PER SHARE

     Net loss per share is based upon the weighted average number of shares of all classes of common stock outstanding during the quarters ended July 1, 1995 and June 25, 1994.

4. CONTINGENCIES

     As part of the acquisition of the MiniScribe business in June 1990, the Company was assigned a patent license agreement between MiniScribe and Rodime plc (Rodime) covering patents related to 3.5-inch disk drives. The Company believes that the assignment was valid; however, Rodime has taken the position that the assignment was invalid and would not in any event cover 3.5-inch drives manufactured and sold by the Company before the acquisition of MiniScribe's assets. In February 1993, Maxtor commenced an action for declaratory relief in the U.S. Bankruptcy Court in Denver, Colorado seeking a judgment that the assignment was valid. Rodime filed a denial and counterclaim for patent infringement. In April 1994, the relevant claims of the Rodime patent at issue in Rodime's counterclaims were declared invalid in litigation between Rodime and another disk drive manufacturer. The Company's litigation with Rodime has been stayed pending Rodime's appeal of the finding of invalidity.

     Certain other claims, including other patent infringement claims, against the Company have arisen in the course of its business. There is presently no litigation involving such claims, and the Company believes the outcome of these claims and the claim concerning Rodime described above will not have a material adverse effect, if any, on the Company's financial position or results of operations.

                     FINANCIAL RESULTS FOR FISCAL YEAR 1995
                              ENDED MARCH 25, 1995

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                           MARCH 25,   MARCH 26,
                                                                             1995        1994
                                                                           ---------   ---------
                                             ASSETS
Current assets:
  Cash and cash equivalents..............................................  $  96,518   $ 144,520
  Short-term investments.................................................     11,998      74,911
  Accounts receivable, net of allowance for doubtful accounts of $3,850
     at March 25, 1995 and $3,653 at March 26, 1994......................    111,530      99,806
  Inventories:
     Raw materials.......................................................     40,528      51,419
     Work-in-process.....................................................     28,398      19,196
     Finished goods......................................................     20,754      25,408
                                                                            --------    --------
                                                                              89,680      96,023
  Prepaid expenses and other.............................................      8,695       7,936
                                                                            --------    --------
       Total current assets..............................................    318,421     423,196
Property, plant and equipment, at cost:
  Buildings..............................................................     22,575      21,387
  Machinery and equipment................................................    146,020     195,820
  Furniture and fixtures.................................................     12,177      18,195
  Leasehold improvements.................................................      9,262      17,506
                                                                            --------    --------
                                                                             190,034     252,908
  Less accumulated depreciation and amortization.........................   (133,890)   (191,750)
                                                                            --------    --------
     Net property, plant and equipment...................................     56,144      61,158
Other assets.............................................................      7,282       8,021
                                                                            --------    --------
                                                                           $ 381,847   $ 492,375
                                                                            ========    ========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings..................................................  $  30,000   $  30,000
  Accounts payable.......................................................    136,746     137,566
  Income taxes payable...................................................      6,807       7,530
  Accrued payroll and payroll-related expenses...........................     14,802      11,720
  Accrued warranty.......................................................     25,058      27,281
  Accrued special and restructuring......................................        635      21,777
  Accrued expenses.......................................................     18,972      25,700
  Long-term debt and capital lease obligations due within one year.......      2,957       4,155
                                                                            --------    --------
       Total current liabilities.........................................    235,977     265,729
Long-term debt and capital lease obligations due after one year..........    101,967     107,393
Deferred tax liabilities.................................................         --          66
Commitments and contingencies Stockholders' equity:
  Preferred stock, $0.01 par value, 5,000,000 shares authorized; no
     shares issued or outstanding........................................         --          --
  Class A common stock, $0.01 par value, 19,480,000 shares authorized,
     issued and outstanding..............................................        195         195
  Common stock, $0.01 par value, 180,520,000 shares authorized; issued and outstanding: March 25, 1995 -- 32,217,287 shares; March 26,
     1994 -- 30,425,242 shares...........................................        322         304
  Additional paid-in capital.............................................    327,357     320,564
  Accumulated deficit....................................................   (283,971)   (201,749)
                                                                            --------    --------
                                                                              43,903     119,314
  Less notes receivable from stockholders................................         --        (127)
                                                                            --------    --------
       Total stockholders' equity........................................     43,903     119,187
                                                                            --------    --------
                                                                           $ 381,847   $ 492,375
                                                                            ========    ========

                            See accompanying notes.

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     FISCAL YEAR ENDED
                                                          ---------------------------------------
                                                          MARCH 25,     MARCH 26,      MARCH 27,
                                                            1995           1994           1993
                                                          ---------     ----------     ----------
Revenue.................................................  $ 906,799     $1,152,615     $1,442,546
Cost of revenue.........................................    850,669      1,205,014      1,177,460
                                                           --------     ----------     ----------
Gross margin............................................     56,130        (52,399)       265,086
                                                           --------     ----------     ----------
Operating expenses:
  Research and development..............................     60,769         97,168        112,621
  Selling, general and administrative...................     81,600         78,854         98,497
  Restructuring and other...............................    (10,213)        19,500             --
                                                           --------     ----------     ----------
          Total operating expenses......................    132,156        195,522        211,118
                                                           --------     ----------     ----------
Income (loss) from operations...........................    (76,026)      (247,921)        53,968
Interest expense........................................     (8,379)       (10,087)       (10,140)
Interest income.........................................      4,216          2,283          2,557
Minority interest in loss of joint venture..............         --             --          1,014
                                                           --------     ----------     ----------
Income (loss) before income taxes.......................    (80,189)      (255,725)        47,399
Provision for income taxes..............................      2,033          1,864          1,287
                                                           --------     ----------     ----------
Net income (loss).......................................  $ (82,222)    $ (257,589)    $   46,112
                                                           ========     ==========     ==========
Net income (loss) per share.............................  $   (1.63)    $    (8.00)    $     1.46
                                                           ========     ==========     ==========
          Shares used in computing net income (loss)
            per share...................................     50,583         32,203         31,534
                                                           ========     ==========     ==========

                            See accompanying notes.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                      RETAINED        NOTES
                                    COMMON STOCK       ADDITIONAL     EARNINGS      RECEIVABLE        TOTAL
                                 -------------------    PAID-IN     (ACCUMULATED       FROM       STOCKHOLDERS'
                                   SHARES     AMOUNT    CAPITAL       DEFICIT)     STOCKHOLDERS      EQUITY
                                 ----------   ------   ----------   ------------   ------------   -------------
Balance, March 28, 1992........  24,012,231    $240     $ 146,246    $    9,728       $ (429)       $ 155,785
Issuance of common stock under
  stock option plans and
  related tax benefit..........   2,075,738      21        12,767            --         (167)          12,621
Payments on and forgiveness of
  notes receivable from
  stockholders.................          --      --            --            --          379              379
Issuance of common stock under
  stock purchase plan..........     721,308       7         3,249            --           --            3,256
Adjustment to common stock held
  by Standard Chartered Bank...          --      --         1,505            --           --            1,505
Issuance of common stock from
  exercise of stock rights.....   2,000,000      20           (20)           --           --               --
Net income.....................          --      --            --        46,112           --           46,112
                                  ---------    ----      --------     ---------        -----        ---------
Balance, March 27, 1993........  28,809,277     288       163,747        55,840         (217)         219,658
Issuance of common stock under
  stock option plans...........     792,920       8         3,362            --           --            3,370
Payments on and forgiveness of
  notes receivable from
  stockholders.................          --      --            --            --           90               90
Issuance of common stock under
  stock purchase plan..........     823,045       8         4,307            --           --            4,315
Issuance of Class A common
  stock, net of issuance
  costs........................  19,480,000     195       149,148            --           --          149,343
Net loss.......................          --      --            --      (257,589)          --         (257,589)
                                  ---------    ----      --------     ---------        -----        ---------
Balance, March 26, 1994........  49,905,242     499       320,564      (201,749)        (127)         119,187
Issuance of common stock under
  stock option plans...........   1,112,825      11         4,133            --           --            4,144
Payments on and forgiveness of
  notes receivable from
  stockholders.................          --      --            --            --          127              127
Issuance of common stock under
  stock purchase plan..........     679,220       7         2,660            --           --            2,667
Net loss.......................          --      --            --       (82,222)          --          (82,222)
                                  ---------    ----      --------     ---------        -----        ---------
Balance, March 25, 1995........  51,697,287    $517     $ 327,357    $ (283,971)      $   --        $  43,903
                                  =========    ====      ========     =========        =====        =========

                            See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      FISCAL YEAR ENDED
                                                            -------------------------------------
                                                            MARCH 25,     MARCH 26,     MARCH 27,
                                                              1995          1994          1993
                                                            ---------     ---------     ---------
                                                                       (IN THOUSANDS)
Increase (decrease) in cash and cash equivalents
  Cash flows from operating activities:
  Net income (loss).......................................  $ (82,222)    $(257,589)    $  46,112
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization........................     34,865        85,865        62,028
     Forgiveness of notes receivable from stockholders....         41            61            74
     Change in non-current deferred tax liabilities.......        (66)         (934)        1,000
     Gain on sale of interest in joint venture............    (10,005)           --            --
     Loss on disposal of property, plant and equipment....      2,233         2,135         2,301
     Minority interest in loss of joint venture...........         --            --        (1,023)
     Other, net...........................................         --            --          (796)
     Changes in assets and liabilities:
       Accounts receivable................................    (18,563)       49,591       (17,248)
       Inventories........................................       (150)       59,320       (45,740)
       Prepaid expenses and other.........................       (925)        2,739        (6,256)
       Accounts payable...................................     14,813         7,374        20,020
       Income taxes payable...............................       (723)        2,866        (3,894)
       Accrued payroll and payroll-related expenses.......      3,573        (4,796)       (1,066)
       Accrued warranty...................................     (1,637)       11,192         1,657
       Accrued special and restructuring..................    (21,142)       21,777            --
       Accrued expenses...................................       (283)        3,947        12,706
                                                             --------     ---------      --------
          Total adjustments...............................      2,031       241,137        23,763
                                                             --------     ---------      --------
          Net cash provided by (used in) operating
            activities....................................    (80,191)      (16,452)       69,875
                                                             --------     ---------      --------
Cash flows from investing activities:
  Proceeds from sale of interest in joint venture, net....     (1,463)           --            --
  Proceeds from sale of subsidiary, net of costs..........         --            --        15,842
  Purchase of short-term investments......................         --       (74,911)           --
  Purchase of available-for-sale investments..............    (30,091)           --            --
  Proceeds from maturity of available-for-sale
     investments..........................................     93,004            --            --
  Purchase of property, plant and equipment, net..........    (32,612)      (29,746)      (91,700)
  Proceeds from disposal of property, plant and
     equipment............................................      1,077         1,013         1,930
  Other assets............................................       (417)          (72)       (1,686)
                                                             --------     ---------      --------
          Net cash provided by (used in) investing
            activities....................................     29,498      (103,716)      (75,614)
                                                             --------     ---------      --------
Cash flows from financing activities:
  Proceeds from issuance of debt, including short-term
     borrowings...........................................        238         2,870        79,798
  Principal payments on debt, including capital lease
     obligations..........................................     (4,444)      (30,563)      (30,092)
  Proceeds from issuance of Class A common stock..........         --       149,343            --
  Proceeds from issuance of common stock, net of issuance
     of notes receivable and stock repurchase.............      6,810         7,685        15,193
  Payments on notes receivable from stockholders..........         87            29           305
                                                             --------     ---------      --------
          Net cash provided by financing activities.......      2,691       129,364        65,204
                                                             --------     ---------      --------
Net change in cash and cash equivalents...................    (48,002)        9,196        59,465
Cash and cash equivalents at beginning of period..........    144,520       135,324        75,859
                                                             --------     ---------      --------
Cash and cash equivalents at end of period................  $  96,518     $ 144,520     $ 135,324
                                                             ========     =========      ========
Supplemental disclosures of cash flow information:
  Cash paid (received) during the year for:
  Interest................................................  $   6,657     $   9,985     $   9,250
  Income taxes............................................      2,822         1,337         4,661
  Income tax refunds......................................        (65)       (1,824)         (292)
Supplemental information on noncash investing and
  financing activities:
Capital lease obligations.................................  $     245     $     122     $     520

                            See accompanying notes.

                               MAXTOR CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Maxtor Corporation (Maxtor or the Company) and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The Company considers all highly liquid investments, which are purchased with a maturity of three months or less, to be cash equivalents. Other short-term investments consists of floating rate notes, certificates of deposit and commercial paper. The Company generally purchases investments with a maturity from three to twelve months.

INVENTORIES

     Inventories are stated at the lower of cost (computed on a first-in, first-out basis) or market.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of the assets, which are generally from three to five years, except for buildings which are depreciated over thirty years. Assets under capital leases and leasehold improvements are amortized over the shorter of the asset life or the remaining lease term. Capital lease amortization is included with depreciation expense.

REVENUE RECOGNITION AND PRODUCT WARRANTY

     Revenue is recognized upon product shipment. Revenue from sales to certain distributors is subject to agreements providing limited rights of return, as well as price protection on unsold merchandise. Accordingly, the Company records reserves upon shipment for estimated returns, exchanges and credits for price protection. The Company also provides for the estimated cost to repair or replace products under warranty at the time of sale.

ACCOUNTING FOR INCOME TAXES

     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). The Company adopted the provisions of SFAS No. 109 in its financial statements for fiscal year 1994. The adoption of SFAS No. 109 did not have a material effect on the Company's consolidated financial position or results of operations. Prior years were accounted for under Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes," and have not been restated.

NET INCOME (LOSS) PER SHARE

     Net loss per share is based upon the weighted average number of shares of common and Class A common stock outstanding during each of fiscal years 1995 and 1994. For fiscal year 1993, net income per share is based upon the weighted average number of shares of common stock and common stock equivalents outstanding during the fiscal year. Common stock equivalents include shares issuable upon the assumed exercise of stock options reflected under the treasury stock method. The convertible subordinated debentures are excluded from the calculation of primary and fully diluted earnings per share as they had an anti-dilutive impact on net income per share in fiscal year 1993.

                               MAXTOR CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

FOREIGN CURRENCY TRANSLATION AND FOREIGN CURRENCY FINANCIAL INSTRUMENTS

     The functional currency for all foreign operations is the U.S. dollar. As such, all material foreign exchange gains or losses are included in the determination of net income (loss). Approximately $1,014,000, $865,000 and $659,000 of net foreign exchange losses were included in net income (loss) in fiscal years 1995, 1994 and 1993, respectively. To reduce the impact of foreign currency fluctuations on the Company's monetary asset and liability positions, the Company enters into foreign currency forward exchange contracts. Gains and losses are deferred and offset by gains and losses on the underlying hedged exposures. See Note 2 for further disclosure regarding the Company's derivative financial instruments.

CONCENTRATION OF CREDIT RISK

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable, cash equivalents and short-term investments. The Company's products are sold worldwide to original equipment manufacturers (OEMs), distributors, and other emerging sales channels such as computer specialty retailers and computer superstores. Concentration of credit risk with respect to the Company's trade receivables is limited by the Company's ongoing credit evaluation process and the geographical dispersion of sales transactions, therefore the Company generally requires no collateral from its customers. The allowance for uncollectible accounts receivable is based upon the expected collectibility of all accounts receivable. The Company has cash equivalent and short-term investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of these investments to financial institutions evaluated as highly credit-worthy.

FISCAL YEAR

     The Company maintains a 52/53-week fiscal year cycle. Fiscal years 1995, 1994 and 1993 were each comprised of 52 weeks. Fiscal year 1996 will be comprised of 53 weeks. The Company's fiscal year ends on the last Saturday of March.

2.  FINANCIAL INSTRUMENTS

INVESTMENTS

     Effective at the beginning of fiscal year 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). SFAS No. 115 requires the Company to determine the appropriate classification of its investments in debt and equity securities at the time of purchase and to re-evaluate such classification as of each balance sheet date. At March 27, 1994 and March 25, 1995, all investments in debt securities are classified as available-for-sale, and as such are carried at fair value. The Company has no investments in equity securities at March 25, 1995. Realized gains and losses and declines in value judged to be other than temporary are included in interest income. The cost of debt securities sold is based on the specific identification method. As of March 25, 1995, unrealized gains and losses on available-for-sale investments were not material. Realized gains and losses on available-for-sale investments were not material for the fiscal year ended March 25, 1995. Due to insignificant differences between the cost and fair value of the Company's investments, the adoption of SFAS No. 115 had no material effect on the Company's financial statements at March 27, 1994. In accordance with SFAS No. 115, prior period financial statements have not been restated.

                               MAXTOR CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     The following is a summary of the Company's investments by major security type at fair value as of March 25, 1995:

                                                                  GROSS          GROSS        ESTIMATED
                                                                UNREALIZED     UNREALIZED       FAIR
                                                     COST         GAINS          LOSSES         VALUE
                                                    -------     ----------     ----------     ---------
                                                                      (IN THOUSANDS)
Money market instruments..........................  $78,194      $     --       $     --       $78,194
Floating rate notes...............................   11,998            --             --        11,998
                                                    -------       -------        -------       -------
                                                    $90,192      $     --       $     --       $90,192
                                                    =======       =======        =======       =======
Included in cash and cash equivalents.............  $78,194      $     --       $     --       $78,194
Included in short-term investments................   11,998            --             --        11,998
                                                    -------       -------        -------       -------
                                                    $90,192      $     --       $     --       $90,192
                                                    =======       =======        =======       =======

FAIR VALUE DISCLOSURES

     The fair values of cash and cash equivalents, and short-term investments approximate cost due to the short period of time to maturity or due to floating rate resets on investments. The carrying values of the note receivable and the investment in affiliate, both of which are classified in other assets, approximate their fair values. The fair value of the Company's fixed rate debt is estimated based on the current rates offered to the Company for similar debt instruments of the same remaining maturities. The fair value of the Company's variable rate debt approximates its carrying value as these instruments are repriced frequently at market rates. The fair value of the Company's convertible subordinated debentures is based on quoted market prices. The fair value of foreign currency forward exchange contracts used for hedging purposes is estimated based on quoted market prices.

     The carrying values and fair values of the Company's financial instruments are as follows:

                                                      MARCH 25, 1995             MARCH 26, 1994
                                                  ----------------------     ----------------------
                                                               ESTIMATED                  ESTIMATED
                                                  CARRYING       FAIR        CARRYING       FAIR
                                                   AMOUNT        VALUE        AMOUNT        VALUE
                                                  --------     ---------     --------     ---------
                                                                   (IN THOUSANDS)
Cash and cash equivalents.......................  $ 96,518      $96,518      $144,520     $ 144,520
Short-term investments..........................    11,998       11,998        74,911        74,911
Note receivable.................................     4,000        4,000         4,000         4,000
Investment in affiliate.........................     1,010        1,010         1,095         1,095
Short and long-term debt
  -- fixed rate.................................     4,445        4,359         7,405         7,350
  -- variable rate..............................    30,000       30,000        33,368        33,368
Convertible subordinated debentures.............   100,000       55,000       100,000        66,000
Foreign currency forward exchange contracts.....        --           37            --             2

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company enters into currency forward contracts to manage foreign currency exchange risk associated with the Company's manufacturing operations in Singapore. The Company's policy is to hedge all material transaction and translation exposures on a quarterly basis. Contracts are generally entered into at the end of each fiscal quarter to reduce foreign currency exposures for the following fiscal quarter. Contracts generally have maturities of three months or less. Any gains or losses on these instruments are accounted for in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", and

                               MAXTOR CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

are generally included in Cost of Revenue. Deferred gains or losses attributable to these instruments were not material as of March 25, 1995. Notional amounts of outstanding currency forward contracts were $33,769,000 and $18,026,000, for fiscal years ended 1995 and 1994, respectively.

3.  JOINT VENTURE AND INVESTMENT IN AFFILIATE

JOINT VENTURE

     In March 1989, the Company and Kubota Corporation (Kubota) organized a jointly-owned corporation, Maxoptix Corporation (Maxoptix). On December 26, 1994, the Company entered into an agreement for the sale of the Company's interest in Maxoptix to Kubota Electronics America Corporation, a Delaware company, whose ultimate parent is Kubota. Prior to the sale, Maxtor and Kubota owned 67% and 33% interests in Maxoptix, respectively. The transaction was completed on February 18, 1995. As consideration for the sale, the Company received $1.5 million in cash and was relieved of certain liabilities. The Company recorded a gain of approximately $10.0 million on the sale. The results of operations of Maxoptix for fiscal years 1995, 1994 and 1993 have been immaterial to the Company's statements of income (loss), balance sheets and statements of cash flows.

INVESTMENT IN AFFILIATE

     On December 26, 1992, the Company sold the assets and liabilities of its wholly-owned subsidiary, Storage Dimensions, Inc. (SDI). The consideration received by the Company in connection with the transaction consisted of $17,400,000 in cash, a $4,000,000 three-year subordinated promissory note and a minority interest of 32.8% in the company formed for the purpose of purchasing the assets of SDI. The Company recognized a nominal gain on the transaction. The terms of the note were amended in fiscal year 1994 and again in fiscal year 1995. The latter amendment provides for a deferral of principal payments; the final payment is due in December 1996. Interest payments continue to be due and paid monthly at a rate of 12% per annum on the unpaid balance. Maxtor accounts for its investment under the equity method of accounting. If SDI had not been included in the consolidated financial statements during fiscal year 1993, the Company's results of operations would have been as follows:

                                                                        FISCAL YEAR ENDED
                                                                         MARCH 27, 1993
                                                                        -----------------
                                                                          (IN MILLIONS,
                                                                             EXCEPT
                                                                         PERCENTAGES AND
                                                                            PER SHARE
                                                                            AMOUNTS)
        Revenue.......................................................      $ 1,388.2
        Gross margin..................................................          246.2
          As a percentage of revenue..................................           17.7%
        Income from operations........................................      $    50.3
        Net income....................................................           43.5
        Net income per share..........................................      $    1.38
                                                                             ========

4.  MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     The Company operates in a single industry segment: the design, manufacture and sale of data storage products for desktop and mobile computer systems. It has a world-wide sales, service and distribution network. The Company markets and sells its products through a direct sales force to OEMs, distributors and other emerging sales channels such as computer specialty retailers and computer superstores.

                               MAXTOR CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     During fiscal year 1995, no customer accounted for more than 10% of the Company's revenue. During fiscal years 1994 and 1993, one customer accounted for approximately 24% and 14% of the Company's revenue, respectively.

     The Company had export sales of approximately 48%, 43%, and 50% of revenue in fiscal years 1995, 1994 and 1993, respectively. Approximately 38%, 35% and 57% of export sales were to the Far East in fiscal years 1995, 1994 and 1993, respectively. The balance of export sales was primarily to Europe in each of the three fiscal years.

     Operations outside the United States consist of manufacturing plants in Singapore and Hong Kong that produce subassemblies and final assemblies for the Company's disk drive products. The geographic breakdown of the Company's activities for each of the three fiscal years in the period ended March 25, 1995 is presented in the following table:

                                              U.S.         FAR EAST      ELIMINATIONS     CONSOLIDATED
                                           ----------     ----------     ------------     ------------
                                                                 (IN THOUSANDS)
Fiscal year ended March 25, 1995
Revenue from unaffiliated customers......  $  901,812     $    4,987     $         --      $   906,799
Transfers between geographic locations...      35,268        874,746         (910,014)              --
                                           ----------     ----------      -----------       ----------
Revenue..................................     937,080        879,733         (910,014)         906,799
                                           ----------     ----------      -----------       ----------
Income (loss) from operations............    (135,848)        59,558              264          (76,026)
                                           ----------     ----------      -----------       ----------
Identifiable assets......................     338,139        293,096         (249,388)         381,847
                                           ----------     ----------      -----------       ----------
Fiscal year ended March 26, 1994
Revenue from unaffiliated customers......  $1,150,146     $    2,469     $         --      $ 1,152,615
Transfers between geographic locations...      75,233      1,169,240       (1,244,473)              --
                                           ----------     ----------      -----------       ----------
Revenue..................................   1,225,379      1,171,709       (1,244,473)       1,152,615
                                           ----------     ----------      -----------       ----------
Income (loss) from operations............    (305,824)        57,903               --         (247,921)
                                           ----------     ----------      -----------       ----------
Identifiable assets......................     470,787        306,574         (284,986)         492,375
                                           ----------     ----------      -----------       ----------
Fiscal year ended March 27, 1993
Revenue from unaffiliated customers......  $1,440,737     $    1,809     $         --      $ 1,442,546
Transfers between geographic locations...      81,412      1,265,548       (1,346,960)              --
                                           ----------     ----------      -----------       ----------
Revenue..................................   1,522,149      1,267,357       (1,346,960)       1,442,546
                                           ----------     ----------      -----------       ----------
Income (loss) from operations............     (55,882)       109,257              593           53,968
                                           ----------     ----------      -----------       ----------
Identifiable assets......................     619,439        464,697         (505,023)         579,113
                                           ----------     ----------      -----------       ----------

     Revenue from unaffiliated customers is based on the location of the customer. Transfers between geographic locations are accounted for at amounts that are above cost. Such transfers are eliminated in the consolidated financial statements. Identifiable assets are those assets that can be directly associated with a particular geographic location through acquisition and/or utilization. In determining each of the geographic locations' income (loss) from operations and identifiable assets, the expenses and assets relating to general corporate or headquarter activities are included in the amounts for the geographic locations where they were incurred, acquired or utilized.

                               MAXTOR CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

5.  LINES OF CREDIT, DEBT AND CAPITAL LEASE OBLIGATIONS

     Lines of credit, debt and capital lease obligations consist of the following:

                                                                         MARCH 25,     MARCH 26,
                                                                           1995          1994
                                                                         ---------     ---------
                                                                             (IN THOUSANDS)
5.75% Convertible Subordinated Debentures due March 1, 2012............  $ 100,000     $ 100,000
Short-term borrowings, interest payable at a rate of 1.75% above bank's
  prime rate per annum (9.0% at March 25, 1995)........................     30,000        30,000
Term loans, principal payable in varying monthly, quarterly and semiannual installments through October 1996; interest payable at
  rates ranging from 5.5% to 8.46% per annum; secured by equipment.....      1,844         3,139
Term loans, principal payable in varying monthly, bi-monthly and quarterly installments through December 1996; interest payable at
  rates ranging from 7.15% to 9.5% per annum; secured by equipment.....      2,601         7,634
Capital lease obligations..............................................        479           775
                                                                                        --------
                                                                           134,924       141,548
Less amounts due within one year.......................................     32,957        34,155
                                                                                        --------
Due after one year.....................................................  $ 101,967     $ 107,393
                                                                                        ========

     Future aggregate maturities (exclusive of capital lease obligations) are as follows:

                              FISCAL YEAR ENDING                             (IN THOUSANDS)
    -----------------------------------------------------------------------  --------------
    1996...................................................................     $ 32,668
    1997...................................................................        1,777
    1998...................................................................        5,000
    1999...................................................................        5,000
    2000...................................................................        5,000
    Later years............................................................       85,000
                                                                                --------
    Total..................................................................     $134,445
                                                                                ========

     The 5.75% Convertible Subordinated Debentures (Debentures) are convertible at any time prior to maturity, unless previously redeemed, into shares of common stock of the Company at a conversion rate of 25 shares per each $1,000 principal amount of Debentures (equivalent to a conversion price of $40 per share), subject to adjustment in certain events. Interest on the Debentures is payable on March 1 and September 1 of each year. The Debentures, at the option of the Company, are redeemable at 101.150% of the principal amount as of March 25, 1995 and thereafter at prices adjusting to the principal amount on or after March 1, 1997, plus accrued interest. The Debentures are entitled to a sinking fund of $5,000,000 principal amount of Debentures, payable annually beginning March 1, 1998, which is calculated to retire at least 70% of the Debentures prior to maturity. The Debentures are subordinated in right to payment to all senior indebtedness.

     In September 1993, the Company obtained a secured, asset-based revolving line of credit. The original committed line of credit provided for borrowings up to $76.0 million over a two-year term and is secured by receivables, certain inventories and other assets. This revolving line of credit includes sublines for letters of credit and bears interest at various rates. Borrowings under this line of credit are limited to a percentage of eligible receivables. The agreement includes covenants to maintain certain financial ratios and precludes the Company from paying cash dividends. On June 17, 1994, the Company received an amendment to its line of

                               MAXTOR CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

credit for the minimum operating profit covenant which is measured at the end of each quarter. With such amendment, the Company was in compliance with all financial covenants during the quarter ended June 25, 1994. On October 11, 1994, the Company received an unconditional waiver of defaults of minimum operating profit, minimum net worth and leverage ratio covenants that occurred as of the fiscal quarter ended September 24, 1994. On October 31, 1994, the Company received another amendment to its line of credit with respect to all of the financial covenants, all of which are measured at the end of each fiscal quarter and fiscal year end. The amendment extended the commitment on the revolving line of credit for an additional year, thereby providing for borrowings over a two-year term, ending September 1996. The Company also elected to reduce its line of credit from $76.0 million to $50.0 million. The Company was in compliance with its financial covenants for the quarter and fiscal year ended March 25, 1995. As of March 25, 1995, $30.0 million of borrowings and $1.3 million of letters of credit were outstanding. The weighted average interest rate on the borrowings outstanding was 10.75% and 7.75% at March 25, 1995 and March 26, 1994, respectively. The $30.0 million of borrowings were fully repaid the first week after fiscal year end. The balance available for additional borrowings under this line of credit at March 25, 1995 was approximately $18.7 million using the March 25, 1995 borrowing base.

     The Company leases certain equipment under long-term leases. These leases have been accounted for as installment purchases and, accordingly, capitalized costs of $1,845,000 and $4,317,000 have been included in machinery and equipment at March 25, 1995 and March 26, 1994, respectively. Accumulated amortization of the leased equipment amounted to $1,352,000 and $3,558,000 at March 25, 1995 and March 26, 1994, respectively.

6.  COMMITMENTS AND CONTINGENCIES

     The Company leases certain of its principal facilities and certain machinery and equipment under operating lease arrangements. The future minimum annual rental commitments as of March 25, 1995 are as follows:

FISCAL YEAR ENDING                                                      (IN THOUSANDS)
------------------                                                      --------------
     1996.............................................................     $ 12,514
     1997.............................................................        6,724
     1998.............................................................        3,700
     1999.............................................................        3,288
     2000.............................................................        2,694
     Later years......................................................       13,234
                                                                        --------------
               Total..................................................     $ 42,154
                                                                        ===========

     The above commitments extend through fiscal year 2017. Rental expense was approximately $16,998,000, $15,668,000 and $12,804,000 for fiscal years 1995,
1994 and 1993, respectively.

     As part of the acquisition of the MiniScribe business in June 1990, the Company was assigned a patent license agreement between MiniScribe and Rodime plc (Rodime) covering patents related to 3.5-inch disk drives. The Company believes that the assignment was valid; however, Rodime has taken the position that the assignment was invalid and would not in any event cover 3.5-inch drives manufactured and sold by the Company before the acquisition of MiniScribe's assets. In February 1993, Maxtor commenced an action for declaratory relief in the U.S. Bankruptcy Court in Denver, Colorado seeking a judgment that the assignment was valid. Rodime filed a denial and counterclaim for patent infringement. In April 1994, the relevant claims of the Rodime patent at issue in Rodime's counterclaims were declared invalid in litigation between Rodime

                               MAXTOR CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

and another disk drive manufacturer. The Company's litigation with Rodime has been stayed pending Rodime's appeal of the finding of invalidity.

     Certain other claims, including other patent infringement claims, against the Company have arisen in the course of its business. There is presently no litigation involving such claims, and the Company believes the outcome of these claims and the claim concerning Rodime described above will not have a material adverse effect, if any, on the Company's financial position, results of operations or cash flows.

7.  RELATED PARTY TRANSACTIONS

     During fiscal year 1994, the Company entered into an agreement (the Agreement) for the creation of a strategic relationship with Hyundai Electronics Industries Co., Ltd. and several related members of the Hyundai Business Group (Hyundai). Under the terms of the Agreement, Hyundai invested approximately $150 million in the Company and received approximately 19.5 million shares of Class A common stock, constituting approximately 40% of the Company's outstanding voting stock at that date. The Agreement specifies the conditions for conversion of the Class A common stock into the Company's common stock. The special series of common stock entitles Hyundai to representation on the Company's Board of Directors proportionate to its share of ownership and certain voting rights. The Agreement also provides that Hyundai may not acquire more than 45% of the Company except in a tender for all outstanding shares or in certain other cases.

     In January 1995, the Company announced it had signed a memorandum of understanding for the creation of a manufacturing partnership with Hyundai Electronics Industries Co., Ltd. (HEI). In May 1995, the Company announced it had finalized a definitive agreement with HEI. Under the terms of the agreement, HEI will manufacture Maxtor-designed hard disk drives for the Company. The two companies plan to begin volume production within several months at a Korean manufacturing site. The additional manufacturing capacity provided by HEI is intended to supplement current production capacity at the Company's manufacturing facility in Singapore without any capital expenditure on Maxtor's part. The two companies plan to participate in an ongoing exchange of technology to enable HEI to assume a leadership role in disk drive manufacturing for Maxtor and to enable Maxtor to obtain high-quality, low-cost manufacturing capacity.

8.  STOCKHOLDERS' EQUITY

STOCK OPTIONS

     At March 25, 1995, the Company has approximately 3,180,000 shares available for grant under the Fiscal 1988, 1992, 1995 Stock Option Plans and the 1986 Outside Directors Stock Option Plans (the Plans). The Company's 1985 Plan expired during fiscal year 1995. Since inception of the Plans, the Company has reserved 15,815,000 shares of common stock for issuance under the Plans. The Plans generally provide for non-qualified stock options to be granted to eligible employees, consultants, contractors and employee directors of the Company at a price not less than 85% of the fair market value at the date of grant, as determined by the Board of Directors. Officers and directors of the Company are eligible for stock option grants under the 1988 and the 1995 Plans but are not eligible for stock option grants under the 1992 Plan. The 1995 Plan, which was approved by the Company's stockholders on August 18, 1994, provides for the grant of incentive stock options as well as non-qualified stock options and provides for options to be granted at a price not less than the fair market value at the date of grant.

     Options granted under the Plans are generally immediately exercisable, and shares purchased on the exercise thereof are subject to monthly vesting over a one-, three- or four-year period. Shares that are not vested at the date of termination of employment may be repurchased by the Company at the lower of the original purchase price or the fair market value at the time of repurchase. Options granted prior to September

                               MAXTOR CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

1991 may be exercised within five years from the date of grant and options granted thereafter may be exercised within ten years from the date of grant.

     The 1986 Outside Directors Stock Option Plan provides for nonqualified stock options to be granted to non-employee directors of the Company at fair market value at the date of grant. Options are exercisable 90 days from the date of grant and vest monthly over a four-year period provided the grantee remains in service as a director. Options may be exercised within ten years from the date of grant.

     The following table summarizes option activity through March 25, 1995:

                                                                        OPTIONS OUTSTANDING
                                                               --------------------------------------
                                                  SHARES                       AVERAGE
                                                AVAILABLE                     PRICE PER     AGGREGATE
                                                FOR GRANT        SHARES         SHARE         VALUE
                                                ----------     ----------     ---------     ---------
                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Balance at March 28, 1992.....................     437,500      8,101,092      $  4.89      $  39,600
Shares reserved...............................   1,388,439             --           --             --
Options granted...............................  (1,604,129)     1,604,129        10.92         17,517
Options exercised.............................          --     (2,075,738)        5.61        (11,636)
Options canceled..............................     808,709       (808,709)        5.65         (4,571)
                                                 ---------      ---------       ------       --------
Balance at March 27, 1993.....................   1,030,519      6,820,774         6.00         40,910
Shares reserved...............................   1,600,000             --           --             --
Options granted...............................  (1,566,031)     1,566,031         6.32          9,891
Options exercised.............................          --       (792,920)        4.24         (3,365)
Options canceled..............................   1,742,008     (1,742,008)        5.80        (10,104)
                                                 ---------      ---------       ------       --------
Balance at March 26, 1994.....................   2,806,496      5,851,877         6.38         37,332
Shares reserved...............................   2,015,000             --           --             --
Options granted...............................  (2,752,075)     2,752,075         4.51         12,400
Options exercised.............................          --     (1,112,825)        3.78         (4,209)
Options canceled..............................   1,338,162     (1,338,162)        6.49         (8,690)
Cancellation of 1985 Stock Option Plan........    (227,071)            --           --             --
                                                 ---------      ---------       ------       --------
Balance at March 25, 1995.....................   3,180,512      6,152,965      $  5.99      $  36,833
                                                 =========      =========       ======       ========

     Of the options outstanding, 2,938,225 were vested as of March 25, 1995. There were no shares outstanding subject to repurchase as of March 25, 1995, March 26, 1994 and March 27, 1993.

EMPLOYEE STOCK PURCHASE PLAN

     The Employee Stock Purchase Plan provides that substantially all employees may purchase the Company's common stock at a price equal to 85% of its fair market value on certain specified dates via a payroll deduction plan. The number of shares reserved for future issuance under this Plan totals approximately 676,645 shares.

STOCKHOLDER'S RIGHTS PLAN

     In January 1988, the Board of Directors adopted a stockholder rights plan which granted to holders of record one stock purchase right per share of common stock which becomes exercisable upon the occurrence of certain triggering events. Such events would include the acquisition of 20% or more of the Company's outstanding shares or the commencement of a tender or exchange offer for 25% or more of the Company's outstanding shares of common stock.

                               MAXTOR CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     Should a triggering event occur, holders of such rights would be entitled to purchase Maxtor common stock at an exercise price of $50 per share. If the Company is acquired in a merger or other business combination, each right then exercisable will entitle its holder to purchase that number of shares of the acquiring company's common stock that has a market value equal to twice the right's exercise price. If a 20% or greater stockholder acquires the Company through a transaction in which the Company and its common stock survive, or engages in certain self-dealing transactions with the Company, each holder of a right, other than the 20% stockholder, will have the right to receive, upon payment of the exercise price, that number of shares of the Company's common stock having a market value at the time of the transaction equal to two times the exercise price. Such rights do not extend to any holder whose action triggered the rights. The stockholder rights plan was amended effective upon the closing of the transaction with Hyundai to provide for certain provisions applicable to Hyundai.

     The rights expire in January 1998 and may be redeemed prior to that time at the option of the Board of Directors for nominal consideration subject to certain time limitations. Until a triggering event occurs, the rights will not trade separately from the related Maxtor common shares.

9.  INCOME TAXES

     The provision for income taxes consists of the following:

                                                                      FISCAL YEAR ENDED
                                                              ---------------------------------
                                                              MARCH 25,   MARCH 26,   MARCH 27,
                                                                1995        1994        1993
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
      Current:
        Federal.............................................   $    --     $    --     $(4,018)
        State...............................................        --          --       1,326
        Foreign.............................................     2,099       2,798       2,979
                                                                ------      ------     -------
                                                              2,099...       2,798         287
      Deferred:
        Foreign.............................................       (66)       (934)      1,000
                                                                ------      ------     -------
                Total.......................................   $ 2,033     $ 1,864     $ 1,287
                                                                ======      ======     =======

                               MAXTOR CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     The provision for income taxes differs from the amount computed by applying the statutory rate of 35% for fiscal years 1995 and 1994 (34% for fiscal year
1993) to income (loss) before income taxes. The principal reasons for this difference are listed in the following table:

                                                                         FISCAL YEAR ENDED
                                                                 ---------------------------------
                                                                 MARCH 25,   MARCH 26,   MARCH 27,
                                                                   1995        1994        1993
                                                                 ---------   ---------   ---------
                                                                          (IN THOUSANDS)
  Tax at federal statutory rate................................  $ (28,066)  $ (89,504)  $  16,116
  State income tax, net of federal benefit.....................         --          --         875
  Tax savings from foreign operations..........................    (19,732)    (19,281)    (16,035)
  Repatriated foreign earnings absorbed by current year
    losses.....................................................     33,045      74,855          --
  U.S. loss not providing current tax benefit..................     32,663      14,627       8,064
  Valuation of temporary differences...........................    (17,142)     18,995      (3,965)
  Reduction of taxes provided in prior years...................         --          --      (4,018)
  Other........................................................      1,265       2,172         250
                                                                    ------      ------     -------
            Total..............................................  $   2,033   $   1,864   $   1,287
                                                                    ======      ======     =======

     Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes purposes. The significant components of the Company's deferred tax assets and liabilities under SFAS No. 109 are as follows:

                                                                        FISCAL YEAR ENDED
                                                                     -----------------------
                                                                     MARCH 25,     MARCH 26,
                                                                       1995          1994
                                                                     ---------     ---------
    Deferred tax assets:
      Inventory valuation account..................................  $   9,276     $  10,940
      Depreciation.................................................      2,977         9,079
      Sales related reserves.......................................     11,112        10,842
      Net operating loss carryforwards.............................     87,746        59,978
      Tax credit carryforwards.....................................     18,543         5,963
      Accrued special and restructuring............................         --         8,938
      Other........................................................      2,084         3,921
                                                                     ---------     ---------
    Total deferred tax assets......................................    131,738       109,661
    Valuation allowance for deferred tax assets....................    124,760        96,847
                                                                     ---------     ---------
    Net deferred tax assets........................................  $   6,978     $  12,814
                                                                     =========     =========
    Deferred tax liabilities:
      Unremitted earnings of certain foreign entities..............  $   6,978     $  12,814
                                                                     ---------     ---------
    Total deferred tax liabilities.................................  $   6,978     $  12,814
                                                                     =========     =========

     Approximately $12,346,000 of the valuation allowance is attributable to stock options, the benefit of which will be credited to additional paid-in capital when realized.

     Pretax income from foreign operations was approximately $62,200,000, $61,000,000 and $110,000,000 in fiscal years 1995, 1994 and 1993, respectively.
The Company currently enjoys a tax holiday for its operations in Singapore that expires on June 30, 1995. This holiday can be extended until June 30, 1997 provided the

                               MAXTOR CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

Company meets certain conditions. The Company is confident it can meet these conditions and receive an extension through June 30, 1997. The net impact of this tax holiday was to increase net income by approximately $15,000,000 in each of fiscal years 1995 and 1994 and $28,000,000 in fiscal year 1993. This equates to $0.29, $0.47 and $0.89 per share fully diluted, for fiscal years 1995, 1994 and 1993, respectively.

     At March 25, 1995, for federal income tax purposes, the Company had net operating loss carryforwards of $251,000,000 which will expire beginning in fiscal year 1997 and tax credit carryforwards of approximately $18,500,000 which will expire beginning in fiscal year 1999. Certain changes in stock ownership can result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. The Company determined it has undergone such an ownership change. Consequently, utilization of approximately $134,000,000 of net operating loss carryforwards and the deduction equivalent of approximately $12,900,000 of tax credit carryforwards will be limited to approximately $12,000,000 per year.

     The Company has reached settlement of certain issues with the Internal Revenue Service. As a result of this settlement, the Company's fiscal year 1993 provision for income taxes reflects a $4,000,000 reduction of taxes provided in prior periods.

10.  SPECIAL ITEMS AND RESTRUCTURING

     In the fourth quarter of fiscal year 1995, the Company recorded a non-recurring gain of approximately $10.0 million related to the sale of the Company's interest in Maxoptix to Kubota (see Note 3).

     During fiscal year 1994, the Company experienced significant production delays with certain product lines as a result of both design and vendor problems and determined that it was unable to bring to market profitable successor products to certain existing products. The Company therefore decided to discontinue certain products and manufacturing activities, and recorded special charges amounting to $68.9 million in Cost of Revenue in the third quarter of fiscal year 1994. The charges consisted of estimated costs associated with the termination of certain products, a reduction in manufacturing capacity, write downs of inventory and equipment that were no longer productive, and related future commitments to third parties. The charges were comprised of approximately $45.4 million of inventory-related expenses, approximately $19.8 million of equipment-related expenses, and approximately $3.7 million of other associated expenses. As of March 25, 1995, all actions have been substantially completed. As of March 25, 1995, approximately $1.5 million remained accrued for payments related to certain non-cancelable operating leases for equipment, vendor cancellation charges and warranty-related costs associated with certain discontinued products. The Company expects to expend cash for these items during the first half of fiscal year 1996.

     The decisions described above reduced the scope of the Company's product and manufacturing activities and, as a result, the Company initiated a restructuring plan which provided for the consolidation and streamlining of certain operations and administration. The Company recorded a restructuring charge of $19.5 million in the third quarter of fiscal year 1994 related to these actions. The plan provided for a worldwide headcount reduction of approximately 500 employees, which was substantially completed during February 1994. The Company's research and development activities were consolidated at its Longmont, Colorado facilities, which eliminated the need for certain facilities in San Jose, California. In addition, the Company's actions eliminated the need for certain manufacturing facilities in Singapore. The charge consisted of approximately $11.8 million in estimated costs related to the worldwide reduction in headcount and approximately $7.7 million associated with facility consolidations, including lease and other obligations on certain facility leases.

     As of March 25, 1995, the Company has completed all of its restructuring actions. As a result of these actions, worldwide headcount was reduced by approximately 500 employees from manufacturing, research and development, sales, marketing and administrative functions, and facilities space was reduced by approximately

                               MAXTOR CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

350,000 square feet. The Company's savings from operations as a result of these actions amounted to approximately $9.0 million per quarter, beginning with the quarter ended March 26, 1994. Certain actions were completed at a cost which was slightly higher or lower than originally estimated. On a net basis, costs were lower than originally estimated by approximately $0.2 million. The net adjustment of approximately $0.2 million was recorded to Restructuring and Other during the fourth quarter of fiscal year 1995 upon completion of the Company's restructuring actions.

     The following table presents a roll-forward reconciliation of the activity in the restructuring accrual balance from December 25, 1993 to March 25, 1995:

                                                          SEVERANCES,      RENT AND OTHER
                                                          BENEFITS AND      FACILITIES-
                                                        OTHER HEADCOUNT-      RELATED
                                                        RELATED CHARGES       CHARGES          TOTAL
                                                        ----------------   --------------     --------
                                                                        (IN THOUSANDS)
December 1993 restructuring charges...................      $ 11,769          $  7,731        $ 19,500
Cash expenditures.....................................        (8,891)           (1,744)        (10,635)
                                                             -------            ------         -------
Balance at March 26, 1994.............................         2,878             5,987           8,865
                                                             -------            ------         -------
Cash expenditures.....................................        (2,474)           (5,682)         (8,156)
Adjustments...........................................          (404)              197            (207)
                                                             -------            ------         -------
Balance at March 25, 1995.............................      $     --          $    502        $    502
                                                             =======            ======         =======

     At March 25, 1995, the Company had $502,000 of accrued restructuring charges remaining related to recurring payments under certain non-cancelable operating leases. The Company expects to expend cash for these items during fiscal year 1996.

     Fiscal year 1993 consolidated income from operations includes non-recurring revenue of approximately $10.0 million and $6.1 million recognized in the first and third quarters of fiscal year 1993, respectively, which was primarily related to certain royalty and licensing agreements.

                                                                     EXHIBIT III
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                               MAXTOR CORPORATION

                           HYUNDAI ACQUISITION, INC.

                                      AND

                          HYUNDAI ELECTRONICS AMERICA

                                  DATED AS OF

                                NOVEMBER 2, 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of November 2, 1995, by and among Hyundai Electronics America, a California corporation ("Parent"), Hyundai Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), and Maxtor Corporation, a Delaware corporation (the "Company").

                                   ARTICLE I

                              THE OFFER AND MERGER

     Section 1.1 The Offer.

     (a) As promptly as practicable (but in no event later than five business days after the public announcement of the execution hereof), the Purchaser shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) a tender offer (the "Offer") for any and all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a price of $6.70 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, being referred to herein as the "Offer Price"), subject to the conditions set forth in Annex A hereto. The obligations of the Purchaser to commence the Offer and to accept for payment and to pay for any Shares validly tendered on or prior to the expiration of the Offer and not withdrawn shall be subject only to the conditions set forth in Annex A hereto. The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") containing the terms set forth in this Agreement and the conditions set forth in Annex A hereto. The Purchaser shall not decrease the Offer Price or decrease the number of Shares sought, change the form of consideration payable, add additional conditions to the Offer or make any other change in the terms or conditions of the Offer in any manner adverse to the holders of the Shares (other than with respect to insignificant changes or amendments and subject to Section 1.1(b)) without the written consent of the Company, provided, however, that if on the initial scheduled expiration date of the Offer, which shall be 20 business days after the date the Offer is commenced, all conditions to the Offer shall not have been satisfied or waived, the Purchaser may, from time to time, in its sole discretion, extend the expiration date. In addition, at the Purchaser's sole discretion, the Offer Price may be increased, and the Offer may be extended to the extent required by law in connection with such increase in each case without the consent of the Company.

     (b) The Purchaser shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment Shares validly tendered within five business days after such satisfaction or waiver of all conditions of the Offer, and pay for accepted Shares as promptly thereafter as practicable; provided, however, that if, immediately prior to the initial expiration date of the Offer (as it may be extended), the Shares validly tendered and not withdrawn pursuant to the Offer, together with the Class A Shares (as defined in Section 1.1(c) hereof) then held by the Class A Purchasers (as defined in Section 4.1(a) hereof), equal less than 90% of the aggregate number of outstanding Shares and outstanding Class A Shares, the Purchaser may extend the Offer for a period not to exceed ten business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer.

     (c) As used herein, the term "Shares" shall not include the shares of Class A Common Stock, par value $.01 per share, of the Company (the "Class A Shares").

     Section 1.2 Company Actions.

     (a) The Company hereby approves of and consents to the Offer and represents that the Special Committee of the Board of Directors has received the opinion of Bear, Stearns & Co. Inc., financial advisor to the Special Committee, to the effect that the Offer and the Merger are fair to the stockholders of the Company other than the holders of Class A Shares from a financial point of view, and that the Board of Directors, upon the unanimous recommendation of its Special Committee, at a meeting duly called and held, has unanimously (i) determined that each of the Agreement, the Offer and the Merger (as defined in Section 1.5) are fair to and in the best interests of the stockholders of the Company, (ii) approved this

Agreement and the transactions contemplated hereby, including the Offer and the Merger (collectively, the "Transactions") and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares thereunder to the Purchaser and approve and adopt this Agreement and the Merger; provided, that such recommendation may be withdrawn, modified or amended if the Board of Directors or its Special Committee determines, after receipt of advice from the Special Committee's counsel, that failure to withdraw, modify or amend such recommendation would result in the Board of Directors violating its fiduciary duties to the Company's stockholders under applicable law.

     (b) In connection with the Offer, the Company will promptly furnish or cause to be furnished to the Purchaser mailing labels, security position listings and any available listing or computer file containing the names and addresses of all record holders of the Shares as of a recent date, and shall furnish the Purchaser with such additional information (including, but not limited to, updated lists of holders of the Shares and their addresses, mailing labels and lists of security positions) and assistance as the Purchaser or its agents may reasonably request in communicating the Offer to the record and beneficial holders of the Shares. Subject to the requirements of applicable law and except for such steps as are reasonably necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and the Purchaser (i) shall use reasonable best efforts to keep the names and addresses of the Company's shareholders confidential, (ii) shall not use any of such information except in connection with the Offer and the Merger, and (iii) shall use reasonable best efforts to see that any agent, advisor or service provider engaged by them complies with the foregoing confidentiality and use limitations. If this Agreement is terminated in accordance with its terms, Parent and Purchaser will deliver to the Company all copies of such information then in their possession.

     Section 1.3 SEC Documents.

     (a) As soon as practicable on the date the Offer is commenced, Parent and the Purchaser shall file with the United States Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1 with respect to the Offer and a Transaction Statement on Schedule 13E-3 (the Schedule 14D-1 and the Schedule 13E-3, together with all amendments, supplements and exhibits thereto, including the Offer to Purchase, being collectively the "Offer Documents"). The Company shall execute, and join in the filing of, the Schedule 13E-3. Concurrently with the commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-9"), which shall, subject to the fiduciary duties of the Company's directors under applicable law and to the provisions of this Agreement, contain the recommendation referred to in clause (iv) of Section 1.2(a) hereof.

     (b) Parent and the Purchaser will take all steps necessary to ensure that the Offer Documents, and the Company will take all steps necessary to ensure that the Schedule 14D-9, will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that Parent and the Purchaser make no representation with respect to information furnished by the Company for inclusion in the Offer Documents and the Company makes no representation with respect to information furnished by Parent or the Purchaser for inclusion in the
Schedule 14D-9. The information supplied in writing by the Company for inclusion in the Offer Documents and by Parent or the Purchaser for inclusion in the
Schedule 14D-9 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent and the Purchaser will take all steps necessary to cause the Offer Documents, and the Company will take all steps necessary to cause the Schedule 14D-9, to be filed with the SEC and to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities laws. Each of Parent and the Purchaser, on the one hand, and the Company, on the other hand, will promptly correct any information provided by it for use in the Offer Documents and the
Schedule 14D-9 if and to the extent that it shall have become false and misleading in any material respect and the Purchaser will take all steps necessary to cause the Offer Documents, and the Company will take all steps necessary to cause the Schedule 14D-9, as so corrected to be filed with the SEC and to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities laws. The Company, on the one hand, and Parent and the Purchaser on the other hand, and their respective counsel shall be given the opportunity to review and provide comments with respect to the Offer Documents and the Schedule 14D-9 before they are filed with the SEC. In addition, each party hereto will provide the other parties and their counsel in writing with any comments, whether written or oral, which they may receive from time to time from the SEC or its staff with respect to the Offer Documents or the Schedule 14D-9 promptly after the receipt of such comments.

     Section 1.4 Directors.

     (a) Promptly upon the purchase of and payment for at least the number of Shares which, together with the Class A Shares, constitutes a majority of the outstanding voting stock of the Company, by Parent or any of its subsidiaries, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors such that the percentage of its designees on the Board, together with the directors nominated by Hyundai Electronics Industries Co., Ltd., Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai Merchant Marine Co., Ltd. (collectively the "Class A Purchasers") pursuant to paragraph D(4) of Article FOURTH of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), shall equal the percentage of the aggregate number of outstanding Shares and Class A Shares then beneficially owned by Parent and the Class A Purchasers. In furtherance thereof, the Company shall, upon request of the Purchaser, use its best efforts promptly to cause Parent's designees to be so elected or appointed to the Company's Board, and in furtherance thereof, to the extent necessary, increase the size of the Board of Directors. At such time, the Company shall also cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, until the Effective Time (as defined in Section 1.6 hereof), the Company shall use reasonable efforts to have at least two members of the Board of Directors who are neither (i) officers of Parent or the Company, nor (ii) designees, stockholders or affiliates of Parent. The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Section 1.4(a), including mailing to stockholders the information required by such Section 14(f) and Rule 14f-1 (or, at Parent's request, furnishing such information to Parent for inclusion in the Offer Documents initially filed with the SEC and distributed to the stockholders of the Company) as is necessary to enable Parent's designees to be elected to the Company's Board of Directors. Parent or the Purchaser will supply the Company any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1. The provisions of this Section 1.4(a) are in addition to and shall not limit any rights which the Purchaser, Parent or any of their affiliates may have as a holder or beneficial owner of Shares as a matter of law with respect to the election of directors or otherwise.

     (b) From and after the time, if any, that Parent's designees constitute a majority of the Company's Board of Directors, any amendment of this Agreement, any termination of this Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser hereunder, any waiver of any condition or any of the Company's rights hereunder or other action by the Company hereunder will be ineffective unless it is approved by a majority of the directors of the Company then in office who were not officers of the Company or Parent or designees, stockholders or affiliates of Parent and the full Board of Directors; provided, that if there shall be no such directors, such actions may be effected by majority vote of the entire Board of Directors of the Company.

     Section 1.5 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.6 hereof), the Company and the Purchaser shall consummate a merger (the "Merger") pursuant to which (a) the Purchaser shall be merged with and into the Company and the separate corporate existence of the Purchaser shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of the

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

Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in clause (a) of this
Section 1.5. Pursuant to the Merger, (x) the Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall be the initial certificate of incorporation of the Surviving Corporation and (y) the By-laws of the Company (the "By-laws"), as in effect immediately prior to the Effective Time, shall be the initial By-laws of the Surviving Corporation. The Merger shall have the effects specified in the Delaware General Corporation Law (the "DGCL").

     Section 1.6 Effective Time. Parent, the Purchaser and the Company will cause a Certificate of Merger, or, if applicable, a Certificate of Ownership and Merger (as applicable, the "Certificate of Merger"), to be executed and filed on the date of the Closing (as defined in Section 1.7) (or on such other date as Parent and the Company may agree) with the Secretary of State of Delaware (the "Secretary of State") as provided in the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State or such time as is agreed upon by the parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the "Effective Time."

     Section 1.7 Closing. The closing of the Merger (the "Closing") shall take place at 9:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VI hereof (the "Closing Date"), at the offices of McCutchen, Doyle, Brown & Enersen, San Francisco, California, unless another date or place is agreed to in writing by the parties hereto.

     Section 1.8 Directors and Officers of the Surviving Corporation. The directors and officers of the Purchaser at the Effective Time shall be the initial directors and officers, respectively, of the Surviving Corporation.

     Section 1.9 Stockholders' Meeting.

     (a) If required by applicable law in order to consummate the Merger, the Company, acting through its Board of Directors, shall, in accordance with applicable law:

          (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of this Agreement;

          (ii) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and this Agreement and use its best efforts (x) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to its stockholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel and (y) to obtain the necessary approvals of the Merger and this Agreement by its stockholders;

          (iii) prepare and revise the Proxy Statement so that, at the date mailed to Company stockholders and at the time of the meeting of Company stockholders to be held in connection with the Merger, the Proxy Statement will (x) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order that the statements made therein, in light of the circumstances under which they are made, not misleading (except that the Company shall not be responsible under this clause (iii) with respect to statements made therein based on information supplied by Parent or the Purchaser expressly for inclusion in the Proxy Statement), and (y) comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; and

          (iv) subject to the fiduciary obligations of the Board of Directors under applicable law as advised by counsel to the Special Committee, include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of this Agreement.

     (b) Parent shall furnish to the Company, and revise, written information concerning itself, the Purchaser and the Class A Purchasers expressly for inclusion in the Proxy Statement. Such Parent-furnished information will not, at the date mailed to Company stockholders or at the time of the meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Parent-furnished information or necessary in order to make the statements made in the Parent-furnished information, in light of the circumstances under which they are made, not misleading.

     (c) Parent shall vote, or cause to be voted, all of the Shares and Class A Shares then owned by it, the Purchaser, any of its other subsidiaries or the Class A Purchasers in favor of the approval of the Merger and the adoption of this Agreement.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

     Section 2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares or any shares of capital stock of the Purchaser:

     (a) Purchaser Capital Stock. Each issued and outstanding share of capital stock of the Purchaser shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

     (b) Cancellation of Treasury Stock and Purchaser Owned Stock. All Shares that are owned by the Company or any subsidiary of the Company and any Shares and Class A Shares owned by the Purchaser or any subsidiary of the Purchaser shall be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

     (c) Exchange of Shares. Each issued and outstanding Share (other than Shares to be cancelled in accordance with Section 2.1(b) and any Shares which are held by stockholders exercising appraisal rights pursuant to Section 262 of the DGCL ("Dissenting Stockholders")) shall be converted into the right to receive the Offer Price, payable to the holder thereof, without interest (the "Merger Consideration"), upon surrender of the certificate formerly representing such Share in the manner provided in Section 2.2. All such Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest, or, in the case of Dissenting Stockholders, the right, if any, to receive payment from the Surviving Corporation of the "fair value" of such Shares as determined in accordance with Section 262 of the DGCL.

     Section 2.2 Exchange of Certificates.

     (a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company to act as agent for the holders of the Shares in connection with the Merger (the "Paying Agent") to receive the funds to which holders of the Shares shall become entitled pursuant to Section 2.1(c). Parent shall, from time to time, make available to the Paying Agent funds in amounts and at times necessary for the payment of the Merger Consideration in the amounts and at the times provided herein. All interest earned on such funds shall be paid to Parent.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding Shares (the "Certificates"), whose Shares were converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration
(i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate and the Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2. The right of any stockholder to receive the Merger Consideration shall be subject to and reduced by any applicable withholding obligation.

     (c) Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Shares on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

     (d) Termination of Fund; No Liability. At any time following six months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     Section 2.3 Dissenters' Rights. If any Dissenting Stockholder shall be entitled to be paid the "fair value" of such holder's Shares, as provided in
Section 262 of the DGCL, the Company shall give the Purchaser notice thereof and the Purchaser shall have the right to participate in all negotiations and proceedings with respect to any such demands. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of the Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Shares held by such Dissenting Stockholder shall thereupon be treated as though such Shares had been converted into the right to receive the Merger Consideration pursuant to Section 2.1(c).

     Section 2.4 Transfer of Shares After the Effective Time. No transfer of Shares shall be made on the stock transfer books of the Surviving Corporation at or after the Effective Time.

     Section 2.5 Company Stock Plans.

     (a) The Company shall, effective as of the Effective Time, (i) cause each outstanding stock option (the "Options") to purchase Shares granted under the Company's Fiscal 1988 Stock Option Plan, Fiscal 1992 Stock Option Plan, 1995 Stock Option Plan, 1986 Outside Directors Stock Option Plan, 1996 Outside Directors Stock Option Plan and the other option arrangements set forth in
Section 3.2 of the Company Disclosure Schedule (as defined below) (collectively, the "Option Plans"), whether or not then exercisable or vested, to become fully exercisable and vested, and (ii) cause each Option that is then outstanding to be cancelled. In consideration of such cancellation, and except to the extent that Parent or the Purchaser and the holder of any such Option otherwise agree, Parent will cause the Company (or, at Parent's option, the Purchaser) to pay to such holders of Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price of each such Option and (B) the number of Shares previously subject to the Option immediately prior to its cancellation (such payment to be net of withholding taxes). The Company shall take all actions reasonably necessary to cause the Company's employees and directors to consent, to the extent required, to the transactions contemplated by this Section 2.5, no later than immediately prior to the time the Purchaser accepts Shares for payment pursuant to the Offer.

     (b) The Company shall take all actions reasonably necessary to cause the last day of the "Offering Period" (as such term is used in the Company's 1992 Employee Stock Purchase Plan (the "1992 ESPP") to be the date immediately prior to the date on which the Purchaser accepts Shares for payment pursuant to the Offer (the "Final Purchase Date"), and apply the funds within each participant's withholdings account on the Final Purchase Date to the purchase of whole Shares in accordance with the terms of the 1992 ESPP.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and the Purchaser as follows:

     Section 3.1 Organization. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have a material adverse effect on the Company and its subsidiaries, taken as a whole. The Company and each of its subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not in the aggregate have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     Section 3.2 Capitalization.

     (a) The authorized capital stock of the Company consists of 180,520,000 Shares, 19,480,000 Class A Shares and 5,000,000 shares of preferred stock, par value $.01 per share. As of November 1, 1995, (i) 33,542,522 Shares are issued and outstanding, (ii) 19,480,000 Class A Shares are issued and outstanding,
(iii) 6,386,290 Shares are issuable pursuant to outstanding Options granted under the Option Plans and (iv) 1,773,749 shares are available for issuance under the 1992 ESPP. Since such date, no Shares have been issued except upon the exercise of Options previously granted under the Option Plan, and no Options have been granted and no additional shares have been made available for issuance under the 1992 ESPP. All the outstanding shares of the Company's capital stock are, and all Shares which may be issued pursuant to the exercise of outstanding Options will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. All Options will terminate upon the Effective Date. Except for the Company's 5.75% Convertible Debentures due March 1, 2012 in the outstanding face amount of $100,000,000, there are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any of its subsidiaries issued and outstanding. Except as set forth above, and except for the rights (the "Rights") issuable pursuant to the Rights Agreement, dated as of January 27, 1988, as amended as of September 10, 1993 and November 2, 1995 (the "Rights Agreement"), between the Company and The First National Bank of Boston, as rights agent (a true and complete copy of which has been delivered to Parent), and the securities issuable upon the exercise of such Rights, and the 1995 Stock Option Plan of IMS International Manufacturing Services Limited, (i) there are no shares of capital stock of the Company authorized, issued or outstanding and (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of its subsidiaries, obligating the Company or any of its subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment and (iii) there are no outstanding obligations of the Company or any of its subsidiaries to vote or to repurchase, redeem or otherwise acquire any shares of capital stock of the Company, or any subsidiary or affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any subsidiary or any other entity.

     (b) Except as set forth in Section 3.2 of the Company Disclosure Schedule, all of the outstanding shares of capital stock of each of the Company's subsidiaries are beneficially owned by the Company, directly or indirectly, and all such shares have been validly issued and are fully paid and nonassessable and are owned by either the Company or one of its subsidiaries free and clear of all liens, charges, claims or encumbrances.

     Section 3.3 Authorization; Validity of Agreement; Company Action.

     (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by its Board of Directors and, except for obtaining the approval of its stockholders as contemplated by Section 1.9 hereof, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and the Purchaser is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws. The affirmative vote of the holders of a majority of the outstanding Shares and Class A Shares, voting together as a single class, and the affirmative vote of the holders of the outstanding Class A Shares, voting as a separate class, are the only votes of the holders of any class or series of the Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     (b) In connection with the Class A Purchasers' purchase of the Class A Shares, the Board of Directors of the Company duly and validly approved such transaction for the purposes of Section 203 of the DGCL. Accordingly, the provisions of Section 203 of the DGCL will not apply to the transactions contemplated by this Agreement.

     (c) The Board of Directors of the Company has taken all necessary action so that (i) the Rights will not be exercisable, trade separately, or be otherwise affected by the Offer, the Merger or the other transactions contemplated hereby,
(ii) none of Parent and its affiliates will be deemed to be an "Acquiring Person" for purposes thereof and (iii) a "Distribution Date" shall not occur by virtue of the Offer, the Merger or the other transactions contemplated hereby.

     (d) The Board of Directors of the Company has approved the Offer, the Merger and the other transactions contemplated hereby for purposes of any "standstill" or other provisions, including Section 7.2, of the Stock Purchase Agreement, dated as of September 10, 1993, between the Company and the Class A Purchasers, and, accordingly, such Agreement does not restrict Parent's or the Purchaser's ability to make the Offer, acquire Shares pursuant thereto or take the other actions contemplated hereby.

     (e) The Offer, the Merger and the other transactions contemplated hereby have been unanimously approved by the "Continuing Directors," within the meaning of paragraphs B(1) and C(7) of Article EIGHTH of the Company's Certificate of Incorporation, and, accordingly, the provisions of Section A of such Article EIGHTH are not applicable to the Offer, the Merger or any other transaction contemplated hereby.

     Section 3.4 Consents and Approvals; No Violations. Except for the filings set forth on Section 3.4 of the disclosure schedule delivered to Parent and the Purchaser on or before the date hereof (the "Company

Disclosure Schedule") and the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), state securities or blue sky laws, and the DGCL, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or the By-laws of the Company or of any of its subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (a "Governmental Entity") on the part of the Company or any subsidiary, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound (the "Specified Agreements") or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such violations, breaches, rights of termination, amendment, cancellation or acceleration or defaults which would not, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole and which will not materially impair the ability of the Company to consummate the transactions contemplated hereby.

     Section 3.5 SEC Reports and Financial Statements. The Company has filed with the SEC, and has heretofore made available to Parent, true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it since April 1, 1993 under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act (collectively, the "SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including, without limitation, any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC. The financial statements of the Company included in the SEC Documents have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated subsidiaries as of the respective dates and for the respective periods thereof.

     Section 3.6 Absence of Certain Changes. Except as disclosed in the Company SEC Documents or in Section 3.6 of the Company Disclosure Schedule, since July 1, 1995, (i) the Company and its subsidiaries have conducted their respective businesses only in the ordinary and usual course, (ii) neither the Company nor any of its subsidiaries have taken any of the actions contemplated by Section
5.1 hereof and (iii) there have not occurred any events or changes which have had or which are reasonably likely to have, in the aggregate, a material adverse effect on the Company and its subsidiaries, taken as a whole.

     Section 3.7 No Undisclosed Liabilities. Except (a) as disclosed in the Company SEC Documents, including any exhibits to the SEC Documents, and (b) for liabilities and obligations (x) incurred in the ordinary course of business and consistent with past practice, (y) pursuant to the terms of this Agreement or
(z) as set forth in Section 3.7 of the Company Disclosure Schedule, since July 1, 1995, neither the Company nor any of its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that have, or could reasonably be expected to have, a material adverse effect on the

Company and its subsidiaries, taken as a whole, or would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its subsidiaries (including the notes thereto).

     Section 3.8 Litigation. Except as disclosed in the Company SEC Documents or in Section 3.8 of the Company Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending before any Governmental Entity or, to the best knowledge of the Company, threatened against the Company or any of its subsidiaries that could reasonably be expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole. Except as disclosed in the Company SEC Documents or in the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that could reasonably be expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     Section 3.9 No Default; Compliance with Applicable Laws. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, the business of the Company and each of its subsidiaries is not being conducted in default or violation of any term, condition or provision of (i) its respective Certificate of Incorporation or By-laws, (ii) any Specified Agreement or (iii) any federal, state, local or foreign statute, law, ordinance, rule, regulation, judgment, decree, order, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to the Company or any of its subsidiaries, excluding from the foregoing clauses (ii) and (iii), defaults or violations which would not, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, as of the date of this Agreement, no investigation or review by any Governmental Entity or other entity with respect to the Company or any of its subsidiaries is pending or, to the best knowledge of the Company, threatened, nor has any Governmental Entity or other entity indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen after due inquiry, in the future will not, individually or in the aggregate have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     Section 3.10 Intellectual Property. The Company and its subsidiaries own, or are licensed or otherwise have the rights to use, all patents, trademarks, trade names, copyrights, technology, trade secrets, know-how and processes (collectively, "Intellectual Property Rights") material to or necessary for the conduct of their businesses as presently conducted. No claims are pending by any person against the Company or any of its subsidiaries as to the use of any Intellectual Property Rights and, to the Company's best knowledge, the use by the Company or any of its subsidiaries of all Intellectual Property Rights does not infringe on the rights of any person in a manner which has, or is reasonably likely to have, a material adverse effect on the Company and its subsidiaries, taken as a whole. To the Company's best knowledge, no third person is infringing on the Intellectual Property Rights of the Company or any of its subsidiaries in a manner which has, or is reasonably likely to have, a material adverse effect on the Company and its subsidiaries, taken as a whole.

     Section 3.11 Taxes. (a) Except as set forth in Section 3.11 of the Company Disclosure Schedule, the Company and its subsidiaries have duly filed (or there have been filed on their behalf) with the appropriate governmental authorities all Tax Returns (as hereinafter defined) required to be filed by them on or prior to the date hereof, other than any filings which the failure to make in a timely manner would not have a material adverse effect on the Company and the subsidiaries taken as a whole, and such Tax Returns are true, correct and complete in all material respects. The material income tax reporting positions of the Company and its subsidiaries have substantial support.

     (b) "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. "Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the United States Internal Revenue Service or any taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

                                   ARTICLE IV

           REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER

     Parent and the Purchaser represent and warrant to the Company as follows:

     Section 4.1 Organization. Each of Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have a material adverse effect on Parent and the Purchaser, taken as a whole. Each of Parent and the Purchaser is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, in the aggregate, have a material adverse effect on Parent and the Purchaser, taken as a whole.

     Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and the Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and the Purchaser of this Agreement, and the consummation of the Merger and of the transactions contemplated hereby have been duly authorized by the Board of Directors of Parent and the Purchaser and by Parent as the sole stockholder of the Purchaser and no other corporate action on the part of Parent and the Purchaser is necessary to authorize the execution and delivery by Parent and the Purchaser of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and the Purchaser, as the case may be, and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of Parent and the Purchaser, as the case may be, enforceable against each of them in accordance with its respective terms, subject to the effect of applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws.

     Section 4.3 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the Exon-Florio amendments to the Omnibus Trade and Competition Act of 1988, the 1992 Byrd-Exon amendments to the Defense Production Act, state securities or blue sky laws and the DGCL, and except for the completion of certain governmental reviews and the obtainment of approvals under Korean law to the transactions contemplated hereby, neither the execution, delivery or performance of this Agreement by Parent or the Purchaser nor the consummation by Parent or the Purchaser of the transactions contemplated hereby nor compliance by Parent or the Purchaser with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the respective certificate of incorporation or by-laws of Parent or the Purchaser, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity on the part of Parent or the Purchaser, (iii) except as set forth on Schedule 4.3, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or the Purchaser is a party or by which either of them or any of their respective properties or assets may be bound or
(iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or the Purchaser or any of their properties or assets, excluding from the foregoing clauses (ii),(iii) and (iv) such violations, breaches, rights of termination, amendment, cancellation or acceleration or defaults which would not, individually or in the aggregate, have a material adverse effect on Parent and the Purchaser taken as a whole and will not materially impair the ability of Parent or the Purchaser to consummate the transactions contemplated hereby.

                                   ARTICLE V

                                   COVENANTS

     Section 5.1 Interim Operations of the Company. The Company covenants and agrees that, except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 5.1 of the Company Disclosure Schedule or (iii) as agreed in writing by Parent, after the date hereof, and prior to the time when the directors designated by Parent pursuant to Section 1.4(a) hereof, together with the directors nominated by the Class A Purchasers pursuant to paragraph D(4) of Article FOURTH of the Company's Certificate of Incorporation, shall constitute a majority of, the Board of Directors of the Company (the "Appointment Date"):

     (a) the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries shall use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners;

     (b) the Company shall not, directly or indirectly, amend its or any of its subsidiaries' Certificate of Incorporation or By-laws or similar organizational documents;

     (c) the Company shall not, and it shall not permit any of its subsidiaries to: (i)(A) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of its subsidiaries, or (B) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock or that of its subsidiaries; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares issued upon the exercise of Options outstanding on the date hereof (or Options specified in offers of employment outstanding on the date hereof) in accordance with the Option Plans as in effect on the date hereof; or (iii) split, combine or reclassify the outstanding capital stock of the Company or of any of the subsidiaries of the Company;

     (d) the Company shall not, and it shall not permit any of its subsidiaries to, acquire or agree to acquire, any material assets not listed in Schedule 5.1 of the Company Disclosure Schedule, either by purchase, merger, consolidation, sale of shares in a subsidiary or otherwise;

     (e) the Company shall not, and it shall not permit any of its subsidiaries to, transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice;

     (f) neither the Company nor any of its subsidiaries shall: (i) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its executive officers or key employees other than in the ordinary and usual course of business and consistent with past practice, or (ii)(A) adopt any new, or (B) except as contemplated by Section 2.5, amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan agreement or arrangement other than in the ordinary and usual course of business and consistent with past practice; or (iii) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company or as required by applicable law, grant any severance or termination pay to any officer, director or employee of the Company or any its subsidiaries;

     (g) neither the Company nor any of its subsidiaries shall modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

     (h) neither the Company nor any of its subsidiaries shall: (i) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) incur or modify any material indebtedness or other liability;
(iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice except as set forth in Section 5.1 of the Company Disclosure Schedule; (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company or customary loans or advances to employees in accordance with past practice) except as set forth in Section 5.1 of the Company Disclosure Schedule; or (v) enter into any material commitment or transaction, except in the ordinary course of business and consistent with past practice;

     (i) neither the Company nor any of its subsidiaries shall change any of the accounting methods used by it unless required by GAAP;

     (j) neither the Company nor any of its subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries;

     (k) neither the Company nor any of its subsidiaries will take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time; and

     (l) neither the Company nor any of its subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     Section 5.2 Access; Confidentiality. Upon reasonable notice, the Company shall (and shall cause each of its subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of Parent, access, during normal business hours during the period prior to the Appointment Date, to all its properties, books, contracts, commitments and records and, during such period, the Company shall (and shall cause each of its subsidiaries to) furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request. After the Appointment Date the Company shall provide Parent and such persons as Parent shall designate with all such information, at such time as Parent shall request. Unless otherwise required by law and until the Appointment Date, Parent will hold any such information which is non-public in confidence in accordance with the provisions of a letter agreement dated May 1, 1993 between the Company and Parent (the "Confidentiality Agreement").

     Section 5.3 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, legal or otherwise, to consummate and make effective the Merger and the other transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Company and Parent shall use all reasonable efforts to take, or cause to be taken, all such necessary actions.

     Section 5.4 Consents and Approvals.

     (a) Each of the Company, Parent and the Purchaser will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the transactions contemplated hereby (which actions shall include, without limitation, furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with this Agreement and the transactions contemplated hereby. Each of the Company, Parent and the Purchaser will, and will cause its subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party required to be obtained or made by Parent, the Purchaser, the Company or any of their subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

     (b) The Company and Parent shall take all reasonable actions necessary to file as soon as practicable notifications under the HSR Act and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any Governmental Entity in connection with antitrust matters.

     Section 5.5 No Solicitation. Neither the Company nor any of its subsidiaries or affiliates shall (and the Company shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"). Notwithstanding the foregoing, the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal (x) if such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Board of Directors of the Company relating to any such transaction which the Special Committee of the Board determines represents a superior alternative to the stockholders of the Company (other than the holders of the Class A Shares) to the acquisition of the Company contemplated by this Agreement and (y) if, in the opinion of the Special Committee of the Board of Directors of the Company, only after receipt of advice from legal counsel to the Special Comittee, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law. The Company will immediately communicate to Parent the terms of any proposal or inquiry (and will disclose any written materials received by the Company in connection with such proposal or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     Section 5.6 Brokers or Finders. Each of Parent and the Company represents, as to itself, its subsidiaries and its affiliates, that, except as set forth in
Schedule 5.6, no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any brokers' or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement and each of Parent and the Company agrees to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliates.

     Section 5.7 Publicity. Each party's initial press release with respect to the execution of this Agreement has been previously approved by the other parties. Following such initial press releases, so long as this Agreement is in effect, neither the Company, Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other party, except as may be required by law or by any listing agreement with a national securities exchange or trading market.

     Section 5.8 Notification of Certain Matters. The Company shall give prompt notice to Parent and Parent shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Section 5.9 Directors' and Officers' Insurance and Indemnification.

     (a) For six years after the Effective Time, Parent shall cause the Surviving Corporation (or any successor to the Surviving Corporation) to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of the Parent or the Surviving Corporation)) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted under Delaware law, subject to the terms of the Certificate of Incorporation, By-laws and indemnification agreements, all as in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any action or suit; provided that, in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; provided further, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, the Certificate of Incorporation, the By-Laws or such agreements, as the case may be, shall be made by independent counsel mutually acceptable to Parent and the Indemnified Party and; provided further, that nothing herein shall impair any rights or obligations of any present or former directors or officers of the Company.

     (b) Parent or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than three years after the Effective Date; provided, that the Parent may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, if the existing D&O Insurance expires, is terminated or cancelled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance; provided further, however, that in no event shall the Company be required to pay aggregate premiums for insurance under this Section 5.9 in excess of 175% of the aggregate premiums paid by the Company in 1995 on an annualized basis for such purpose.

     (c) The provisions of this Section 5.9 shall be in furtherance of, and shall not limit, the indemnification agreements entered into between an Indemnified Party and the Company prior to the date hereof and remaining in force on the date hereof, and Parent shall cause the Surviving Corporation to comply with such agreements. The provisions of this Section 5.9 are for the express benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

                                   ARTICLE VI

                                   CONDITIONS

     Section 6.1 Conditions to Each Party's Obligation to Effect the
Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent or the Purchaser, as the case may be, to the extent permitted by applicable law:

     (a) Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company, if required by applicable law and the Certificate of Incorporation, in order to consummate the Merger;

     (b) Statutes; Consents. No statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or any governmental agency or authority of competent jurisdiction which prohibits the consummation of the Merger;

     (c) Injunctions. There shall be no order or injunction of a court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; and

     (d) Purchase of Shares in Offer. Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

                                  ARTICLE VII

                                  TERMINATION

     Section 7.1 Termination. This Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

     (a) By the mutual consent of Parent and the Company.

     (b) By either of Parent or the Company:

          (i) if the Offer shall have expired without any Shares being purchased therein, or if the Shares tendered in the Offer shall not have been accepted for payment by March 31, 1996; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date; or

          (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

     (c) By the Board of Directors of the Company:

          (i) if, prior to the purchase of the Shares pursuant to the Offer, the Board of Directors of the Company shall have (A) withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, this Agreement or the Merger in order to permit the Company to execute a definitive agreement providing for the acquisition of the Company by merger, consolidation or otherwise, determined by the Special Committee of the Board of Directors of the Company, to constitute a superior alternative to the stockholders of the Company (other than the holders of the Class A Shares) (the "Alternate Transaction") than the acquisition of the Company contemplated by this Agreement, (B) determined, only after receipt of advice from legal counsel to the Special Committee, that the failure to take such action as set forth in the preceding clause (A) would cause the Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law, and (C) given notice to the Purchaser and Parent of its intent to terminate this Agreement and of the terms and provisions of the Alternate Transaction, such notice to be given five business days prior to the date of the termination of this Agreement; or

          (ii) if, prior to the purchase of the Shares pursuant to the Offer, Parent or the Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained herein or breaches its representations and warranties in any material respect; or

          (iii) if the Offer shall have expired, or shall have been withdrawn, abandoned or terminated, without (in each case) Parent or the Purchaser shall have terminated the Offer without Parent or the Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate this Agreement pursuant to this Section 7.1(c)(iii) if the Company is in material breach of this Agreement; or

          (iv) if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate this Agreement pursuant to this Section 7.1(c)(iv) if the Company is in material breach of this Agreement.

     (d) By Parent or the Purchaser:

          (i) if prior to the purchase of the Shares pursuant to the Offer, the Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, this Agreement or the Merger or shall have recommended an Acquisition Proposal or offer, or shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Parent, the Purchaser or their affiliates (or the Board of Directors of the Company resolves to do any of the foregoing); or

          (ii) if Parent or the Purchaser shall have terminated the Offer without Parent or the Purchaser purchasing any Shares thereunder, provided that Parent or the Purchaser may not terminate this Agreement pursuant to this Section 7.1(d)(ii) if Parent or the Purchaser has failed to purchase the Shares in the Offer in breach of the material terms thereof; or

          (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A hereto, Parent, the Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer.

     Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of Parent, the Company, their respective stockholders and affiliates, or the respective officers and directors thereof, except as set forth in this Section 7.2 and Section 8.1; provided, however, that nothing herein shall relieve any party from liability for any material breach of this Agreement.

                                  ARTICLE VIII

                                 MISCELLANEOUS

     Section 8.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

     Section 8.2 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto (which in the case of the Company shall include approvals as contemplated in Section 1.4(b)), at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce the amount or change the form of the Merger Consideration.

     Section 8.3 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

     Section 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt, and shall be given to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Parent or the Purchaser, to:

       Hyundai Electronics America
       510 Cottonwood Drive
       Milpitas, CA 95035
       Attn: Mr. Y.H. Kim
             President & Chief Executive Officer
         with copies to:

         Hyundai Electronics Industries Co., Ltd.
       66, Jeokseon-dong, Jongro-ku
       Seoul, Korea
       Attn: I. H. Chun
             Legal Department

       Bartley C. Deamer
       McCutchen, Doyle, Brown & Enersen
       Three Embarcadero Center
       San Francisco, California 94111

         and:

     (b) if to the Company, to:

        Maxtor Corporation
        211 River Oaks Parkway
        San Jose, CA 95134
        Attn: Glenn H. Stevens
              General Counsel

         with copies to:

        Diane Holt Frankle
        Gray Cary Ware & Freidenrich
        400 Hamilton Avenue
        Palo Alto, California 94301

        Gregory V. Varallo
        Richards, Layton & Finger
        One Rodney Square
         Wilmington, Delaware 19899

     Section 8.5 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation". As used in this Agreement, the term "affiliate(s)" shall have the meaning set forth in Rule 12b-2 of the Exchange Act. As used in this Agreement, a "subsidiary" of any entity shall mean all corporations or other entities in which such entity owns a majority of the issued and outstanding capital stock or equity or similar interests. As used in this Agreement, any reference to any event, change or effect being material or having a material adverse effect on or with respect to any entity (or group of entities taken as a whole) means such event, change or effect is materially adverse to the consolidated financial condition, businesses or results of operations of such entity (or, if used with respect thereto, of such group of entities taken as a whole).

     Section 8.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

     Section 8.7 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement and the Confidentiality Agreement (including the documents and the instruments referred to herein and therein): (a) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 5.9 is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     Section 8.8 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     Section 8.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

     Section 8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect wholly owned subsidiary of Parent, and Parent may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any one or more of the Class A Purchasers or any affiliates thereof. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     IN WITNESS WHEREOF, Parent, the Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          HYUNDAI ELECTRONICS AMERICA

                                          By: /s/  Y.H. KIM

                                            ------------------------------------
                                            Name: Y.H. Kim
                                            Title: President

                                          HYUNDAI ACQUISITION, INC.

                                          By: /s/  Y.H. KIM

                                            ------------------------------------
                                            Name: Y.H. Kim
                                            Title: President

                                          MAXTOR CORPORATION

                                          By: /s/  GLENN H. STEVENS

                                            ------------------------------------
                                            Name: Glenn H. Stevens
                                            Title: Secretary

                                                                         ANNEX A

     Certain Conditions of the Offer. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the HSR Act or the Exon-Florio Act has not expired or terminated, or (iii) the Korean Approval Condition [final approval of all necessary governmental officials and agencies of the Republic of Korea, without any conditions reasonably deemed by Parent to materially adversely affect the intended economic benefits to Parent and its affiliates of the Merger Transaction] shall not have been satisfied or (iv) at any time on or after the date of the Merger Agreement and before the time of payment for any such Shares, any of the following events shall occur or shall be determined by the Purchaser to have occurred:

     (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which directly or indirectly (l) prohibits, or imposes any material limitations on, Parent's or the Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or compels Parent or the Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, (2) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (3) results in the delay in or restricts the ability of the Purchaser, or renders the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (4) imposes material limitations on the ability of the Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (5) otherwise materially adversely affects the consolidated financial condition, businesses or results of operations of the Company and its subsidiaries, taken as a whole, provided that Parent shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

     (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the NASDAQ National Market System, for a period in excess of three hours, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the Republic of Korea (whether or not mandatory),
(3) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or the Republic of Korea, or, in the case of any of the foregoing in existence on the date of this Agreement, any material acceleration or worsening thereof, (4) any limitation (whether or not mandatory) by any foreign or United States governmental authority on the extension of credit by banks or other financial institutions, (5) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by a cumulative amount in excess of 20% over the period from the close of business on the date of the Merger Agreement through the close of business on the day immediately preceding the expiration of the Offer, (6) a change in general financial bank or capital market conditions which materially or adversely affects the ability of financial institutions in the United States or the Republic of Korea to extend credit or syndicate loans, (7) any significant change in the United States or the Republic of Korea currency exchange rates or suspension of, or limitation on, the markets therefor (whether or not mandatory) or the imposition of, or any significant change in, any currency or exchange control laws in the United States or the Republic of Korea, or (8) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     (c) (1) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect as of the date of the Merger Agreement and as of consummation of the Offer as though made on or as of such date, (2) the Company shall have failed to comply with its covenants and agreements under the Merger Agreement in all material respects or
(3) there shall have occurred any events or changes which have had or which are reasonably likely to have a material adverse effect on the Company and its subsidiaries taken as a whole, compared to its net losses and declining cash position over its three most recent fiscal quarters;

     (d) the Company's Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, or recommended another proposal or offer, or the Board of Directors of the Company, upon request of the Purchaser, shall fail to reaffirm such approval or recommendation or shall have resolved to do any of the foregoing; or

     (e) the Merger Agreement shall have terminated in accordance with its terms;

which in the sole judgment of Parent or the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payments for Shares.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                                                      EXHIBIT IV

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

     262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation in this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsections (f) or (g) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs (a) and (b) of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 79, L. '95, eff. 7-1-95.)

                        The Depositary for the Offer is:

                                 CITIBANK, N.A.

           By Mail:                 By Overnight Courier:                By Hand:
        Citibank, N.A.                 Citibank, N.A.                 Citibank, N.A.
       c/o Citicorp Data              c/o Citicorp Data           Corporate Trust Window
      Distribution, Inc.             Distribution, Inc.         111 Wall Street, 5th Floor
         P.O. Box 1429                 404 Sette Drive              New York, New York
   Paramus, New Jersey 07653      Paramus, New Jersey 07652
                                 By Facsimile Transmission:
                                 (For Eligible Institutions
                                            Only)
                                       (201) 262-3240
                                    Confirm by Telephone:
                                       (800) 422-2066

     Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained from the Information Agent or the Dealer Manager as set forth below, and will be furnished promptly at the Company's expense. You may also contact your local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                 Banks and Brokers Call Collect (212) 269-5550
                    All Others Call Toll Free (800) 290-6428

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.
                             World Financial Center
                                  North Tower
                         New York, New York 10281-1305
                         (212) 236-4565 (Call Collect)